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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9 (RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes, Executive Vice-President and Chief Financial Officer
Suite 1560
200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Ave., 12th Floor
New York, New York 10022
(212) 588-5500

☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule") relates is Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"). The principal executive offices of Wheaton are located at Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada. The telephone number of Wheaton at its principal executive offices is (604) 696-3000. Capitalized terms used in this Schedule and not defined herein shall have the meanings given to such terms in the Directors' Circular dated December 29, 2004 (the "Directors' Circular") included as Exhibit (a)(1) to this Schedule.

        The title of the class of equity securities to which this Schedule relates is the common shares of Wheaton (the "Wheaton Shares"). As of December 17, 2004 there were issued and outstanding 572,135,538 Wheaton Shares and options ("Wheaton Options") and warrants ("Wheaton Warrants") to purchase 197,286,280 Wheaton Shares.

Item 2.    Identity and Background of Filing Person

        The filing person is the subject company, and its name, business address and business telephone number are set forth in Item 1 above, which are incorporated by reference in this Item 2.

        This Schedule 14D-9 relates to the offer ("Goldcorp Offer") by Goldcorp Inc., an Ontario corporation ("Goldcorp"), and its wholly-owned subsidiary Goldcorp Acquisition ULC, a Nova Scotia unlimited liability company (together with Goldcorp, the "Offerors"), as disclosed in the Offerors' Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed with the Securities and Exchange Commission ("SEC") by the Offerors on December 29, 2004.

        As disclosed in the Schedule TO, the Offerors have offered to purchase all of the outstanding Wheaton Shares, including any Wheaton Shares that may become outstanding pursuant to the exercise of Wheaton Options and Wheaton Warrants, in exchange for common shares of Goldcorp ("Goldcorp Shares") at a ratio of 0.25 Goldcorp Shares for each Wheaton Share, upon the terms and subject to the conditions set forth in the Acquisition Agreement, dated December 23, 2004 (the "Acquisition Agreement"), by and among Wheaton and Goldcorp, the related letter of transmittal dated December 29, 2004, and the letter of guaranteed delivery dated December 29, 2004.

        The Acquisition Agreement also provides that, among other things, after the satisfaction, or if permissible, the waiver by Goldcorp of the conditions set forth in the Acquisition Agreement (except the minimum tender condition described in the Acquisition Agreement, waiver of which requires Wheaton's prior written consent), Goldcorp will proceed with a Subsequent Acquisition Transaction so that Goldcorp may thereby acquire all of the Wheaton Shares that were not acquired under the Goldcorp Offer.

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        As set forth in the Schedule TO, the principal executive offices of the Offerors are located at Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8 Canada.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth below or incorporated by reference in this Item 3, there are no agreements, arrangements or understandings and no actual or potential conflicts of interest between Wheaton and or its affiliates and (a) Wheaton's executive officers, directors or affiliates or (b) the Offerors or their executive officers, directors or affiliates.

        In addition to the information set forth below, the information set forth in the Directors' Circular under the captions "Background to the Goldcorp Offer," "Recommendation of the Special Committee to the Board of Directors," "Agreements with Goldcorp," "Ownership of Securities of Wheaton," "Intentions of Directors, Officers and Others," "Arrangements or Agreements Regarding Goldcorp," "Arrangements or Agreements Regarding Wheaton," "Material Contracts," "Trading in Securities of Wheaton," "Issuances of Securities of Wheaton," "Ownership of Securities of Goldcorp," and "Treatment of Wheaton Options and Wheaton Warrants" is incorporated in this Item 3 by reference.

        Executive Compensation.    The following table provides information for the three financial years ended December 31, 2003 regarding compensation paid to or earned by Wheaton's executive officers (the "Executive Officers") at December 31, 2003.

Summary Compensation Table(1)

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Ian W. Telfer Chairman and Chief Executive Officer	2003 2002 2001	428,113 213,321 39,222	(3)	535,111 222,873 Nil		Nil Nil Nil	(4) (4) (4)	6,000,000 750,000 1,000,000	Nil Nil 12,551	(5)
Peter Barnes Executive Vice President and Chief Financial Officer	2003 2002 2001	95,136 N/A N/A	(6)	89,190 N/A N/A		Nil N/A N/A	(4)	1,350,000 N/A N/A	37,817 N/A N/A	(6)
Russell Barwick(7) Executive Vice President and Chief Operating Officer of Wheaton and President of Wheaton Minerals Asia Pacific Ltd. (Australia)	2003 2002 2001	341,500 N/A N/A	(2)(8)	82,035 N/A N/A	(2)(9)	30,700 N/A N/A		1,350,000 N/A N/A	N/A N/A N/A
Eduardo Luna(7) Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	2003 2002 2001	236,739 124,801 N/A	(10)	97,213 45,850 N/A	(10)	70,595 32,263 N/A	(10)(11)	1,765,000 650,000 N/A	Nil Nil N/A

(1)
All dollar amounts are expressed in United States dollars. The 2003 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.4015 which is the Bank of Canada 2003 average noon rate of exchange. The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange. The 2001 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for Wheaton's 2001 audited consolidated financial statements.

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(2)
Mr. Barwick's 2003 salary, bonus and other annual compensation of Australian $453,750, Australian $109,000 and Australian $40,792, respectively, are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to Australian $1.3287 which was the Bank of Canada noon rate of exchange on December 31, 2003.

(3)
Mr. Telfer was appointed as Chairman and Chief Executive Officer of Wheaton effective September 28, 2001. This amount represents salary from October 1, 2001 to December 31, 2001.

(4)
The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and, in accordance with Canadian disclosure rules, are therefore not disclosed.

(5)
Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of Wheaton.

(6)
Mr. Barnes was appointed as Executive Vice President of Wheaton in February 2003 and as Chief Financial Officer of Wheaton effective July 1, 2003. Salary of $95,136 represents the period from May 1, 2003 to December 31, 2003. All other compensation of $37,817 was paid during the period from February 1, 2003 to April 30, 2003 for consulting fees.

(7)
These salaries were wholly or partially paid by subsidiaries of Wheaton.

(8)
Mr. Barwick was appointed as Executive Vice President and Chief Operating Officer of Wheaton and President of Wheaton Minerals Asia Pacific Pty Ltd. in February 2003. This amount represents salary from February 1, 2003 to December 31, 2003.

(9)
This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick's annual base salary.

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  Stock Options.

        The following table provides details regarding stock options exercised by the Wheaton Executive Officers during the financial year ended December 31, 2003 and year-end option values.

Aggregated Option Exercises During 2003 and Year-End Option Values

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-money Options at December 31, 2003(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ian W. Telfer	750,000	2,051,593	6,750,000	250,000	9,188,332	524,218
Peter Barnes	200,000	369,543	1,150,000	Nil	1,420,226	Nil
Russell Barwick	Nil	N/A	1,350,000	Nil	1,802,567	Nil
Eduardo Luna	1,583,334	2,721,230	615,000	216,666	295,032	454,321

(1)
Calculated using the closing price of the Wheaton Shares on the Toronto Stock Exchange on December 31, 2003 of Cdn$3.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Wheaton Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.7738 or US$1.00 to Cdn$1.2924, being the Bank of Canada noon rate of exchange on December 31, 2003.

        Luismin Pension Plan.    Luismin S.A. de C.V. maintains a non-contributory defined benefit pension plan (the "Pension Plan") pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

        The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15	20	25	30	35
125,000	14,307	17,877	21,446	28,042	28,042
150,000	17,920	22,393	26,866	35,351	35,351
175,000	21,533	26,909	32,285	42,661	42,661
200,000	25,147	31,426	37,705	49,970	49,970
225,000	28,760	35,942	43,125	57,279	57,279
250,000	32,373	40,459	48,544	64,588	64,588
300,000	39,600	49,492	59,385	79,209	79,209
400,000	54,052	67,558	81,064	108,446	108,446
500,000	68,505	85,624	102,743	137,684	137,684

        The above table is applicable to Mr. Luna, who has approximately 15 years of service.

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        Employment Agreements.    Reference is made to the information under the caption "Arrangements or Agreements Regarding Wheaton" in the Directors' Circular, which is incorporated by reference herein.

        Other than as described or incorporated by reference in this Item 3, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Wheaton Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Wheaton Executive Officers' responsibilities following a change of control.

        Compensation of Directors.    The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Wheaton Board of Directors or committee of the Wheaton Board of Directors attended. During the financial year ended December 31, 2003, total compensation paid to these unrelated directors was $118,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2003, Wheaton granted stock options to six non-executive directors to purchase an aggregate of 4,600,000 Wheaton Shares.

        None of the directors of Wheaton were compensated in their capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

        Indebtedness of Directors and Executive.    The following table provides details regarding the indebtedness of directors and executive officers of Wheaton during the financial year ended December 31, 2003 and as at April 28, 2004.

Name and Principal Position	Involvement of Wheaton(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2003 ($)	Amount Outstanding as at April 28, 2004 ($)
Eduardo Luna Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	48,702(2)	25,067(2)

(1)
These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)
All indebtedness relates to loans to purchase automobiles. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

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        Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

Item 4.    The Solicitation or Recommendation

  Solicitation/Recommendation

        The information set forth in the Directors' Circular under the captions "Recommendation of the Special Committee to the Board of Directors" and "Recommendation of the Board of Directors" is incorporated herein by reference.

  Reasons for Recommendation

        The information set forth in the Directors' Circular under the captions "Background to the Goldcorp Offer," "Recommendation of the Special Committee to the Board of Directors," "Recommendation of the Board of Directors," "Merrill Lynch Fairness Opinion," and "Financial Advisors" is incorporated herein by reference.

  Intent to Tender

        The information set forth in the Directors' Circular under the caption "Intentions of Directors, Officers and Others" is incorporated herein by reference.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in the Directors' Circular under the caption "Financial Advisors" is incorporated herein by reference.

        According to the Schedule TO, the Offerors have engaged Kingsdale Shareholder Services Inc. ("Kingsdale") to act as Information Agent for the Goldcorp Offer and to act as Depositary for the receipt of certificates in respect of Wheaton Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited to the Goldcorp Offer and for the payment for Wheaton Shares purchased by the Offerors pursuant to the Goldcorp Offer. According to the Schedule TO, Kingsdale will receive reasonable and customary compensation from the Offerors for its services as Information Agent and Depositary relating to the Goldcorp Offer and will be reimbursed for certain out-of-pocket expenses. In addition, according to the Schedule TO, the Offerors have also agreed to indemnify Kingsdale against certain liabilities and expenses in connection with the Goldcorp Offer, including certain liabilities under securities laws and expenses incurred in connection therewith.

        Except as set forth or incorporated by reference in this Item 5, neither Wheaton, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Goldcorp Offer.

Item 6.    Interest in Securities of the Subject Company

        The information set forth in the Directors' Circular under the captions "Trading in Securities of Wheaton" and "Issuance of Securities of Wheaton" is incorporated herein by reference.

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        Except as set forth or incorporated by reference in this Item 6, no transactions in Wheaton Shares have been effected during the past 60 days by Wheaton or any subsidiary of Wheaton or by any executive officer, director or affiliate of Wheaton.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in Items 3 and 4 of this Schedule or as set forth in the information in the Directors' Circular under the caption "Financial Advisors," which is incorporated by reference herein, Wheaton is not currently undertaking or engaged in any negotiations in response to the Goldcorp Offer that relate to (a) a tender offer for or other acquisition of Wheaton's securities by Wheaton, any subsidiary of Wheaton or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Wheaton or any subsidiary of Wheaton; (c) any purchase, sale or transfer of a material amount of assets of Wheaton or any subsidiary of Wheaton; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wheaton.

        Except as indicated in Items 3 and 4 of this Schedule or as set forth in the information in the Directors' Circular under the caption "Financial Advisors," which is incorporated by reference herein, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Goldcorp Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

        (a)   Ontario Business Corporations Act

        Wheaton is incorporated under the laws of the Province of Ontario.

        No dissenters' or appraisal rights are available in connection with the Goldcorp Offer. However, if a Subsequent Acquisition Transaction is completed, Wheaton Shareholders will have certain rights under Section 185 of the Business Corporations Act (Ontario) (referred to herein as the "OBCA") to dissent and demand dissenters' rights and to receive payment in cash of the fair value of their Wheaton Shares. The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

  (i)
  any amalgamation with another corporation (other than with certain affiliated corporations);

  (ii)
  an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

  (iii)
  an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

  (iv)
  a continuance under the laws of another jurisdiction;

  (v)
  a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

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  (vi)
  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

  (vii)
  certain amendments to the articles of a corporation which require a separate class or series vote.

        (b) Regulatory Approvals

        The Offerors' obligation to take up and pay for Wheaton Shares tendered under the Goldcorp Offer is conditional upon the Offerors having obtained or received all approvals, consents or confirmations sought by the Offerors, or required to be obtained or received, from any administrative agency or commission or other governmental authority or instrumentality in connection with the Goldcorp Offer, as described in greater detail below. There can be no assurance that the Offerors will be able to obtain any such approval, consents or confirmations. In that event, the Offerors may not be required to purchase any Wheaton Shares under the Goldcorp Offer.

Competition Act (Canada)

        Under Part IX of the Competition Act (Canada), certain transactions involving the acquisition of voting shares of a corporation that carries on an operating business in Canada require the parties to notify the Commissioner of Competition (the "Commissioner") prior to completing their proposed transaction. The acquisition of the Wheaton Shares by the Offerors pursuant to the Goldcorp Offer is such a notifiable transaction. As such, notification to the Commissioner must be made either on the basis of a short form filing (in respect of which there is a 14-day statutory waiting period) or a long form filing (in respect of which there is a 42-day statutory waiting period). The decision as to whether to make a short form or long form filing is at the discretion of the parties; however, if a short form filing is made, the Commissioner may, within the 14-day statutory waiting period, require that the parties submit a long form filing, thereby extending the waiting period for a further 42 days following receipt of the long form filing.

        Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate (an "ARC") under section 102 of the Competition Act (Canada) stating that there are not sufficient grounds in respect of the notifiable transaction to apply to the Competition Tribunal under section 92 of the Competition Act (Canada).

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        A transaction subject to premerger notification may not be completed until the applicable statutory waiting period has expired, or an ARC or "no-action" letter has been issued. The Commissioner's review of a notifiable transaction may take longer than the statutory waiting period, in which case, the parties may be asked to delay completion of the transaction until the review is completed and the Commissioner has determined her position. Upon completion of the review, the Commissioner may decide to: (i) challenge the notifiable transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, and ultimately seek an order of the Competition Tribunal (A) prohibiting the completion of the notifiable transaction on an interim or permanent basis if the parties insist on proceeding with it without addressing the concerns of the Commissioner, (B) requiring the divestiture of shares or assets or the dissolution of the notifiable transaction, if it has been completed, or (C) with the consent of the person against whom the order is directed, requiring that person to take any other action; (ii) issue a "no-action" letter stating that the Commissioner does not intend, at such time, to make an application to the Competition Tribunal for an order as described in paragraph (i); or (iii) issue an ARC. Where an ARC is issued and the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

        As the Goldcorp Offer constitutes a notifiable transaction, Wheaton intends to file, and according to the Schedule TO, Goldcorp intends to file, a short form notification filing with the Commissioner.

        The Offerors' obligation to take up and pay for Wheaton Shares tendered under the Offer is conditional upon the issuance by the Commissioner of an ARC pursuant to section 102 of the Competition Act (Canada) or, alternatively, any applicable waiting period relating to merger pre-notification under Part IX of the Competition Act (Canada) having expired and advice received to the satisfaction of the Offerors that the Commissioner does not intend to oppose the acquisition contemplated by the Goldcorp Offer.

Brazilian Anti-Trust Law

        Under Brazilian Law No. 8,884, enacted on June 11, 1994, certain merger and acquisition transactions are subject to the review of the Brazilian Antitrust System which is composed of (i) the Secretariat of Economic Monitoring — SEAE, which is the body that is responsible to the Ministry of Finance, (ii) the Secretariat of Economic Law — SDE, which is the body that is responsible to the Ministry of Justice, and (iii) the Administrative Council for Economic Defense — CADE, which is the body that will render the final approval.

        According to the Schedule TO, a filing was submitted to the Brazilian antitrust authorities on December 23, 2004 in respect of the Goldcorp Offer.

Argentine Anti-Trust Law

        Under Argentine Competition Defense Law No. 25,156, certain merger and acquisition transactions are subject to notification to, and approval by, the Competition Defense Commission (the "Commission"). A consultative opinion will be filed with the Commission requesting a ruling as to whether the Goldcorp Offer qualifies as a transaction that requires a notification to, and approval by, the Commission. A formal notification regarding the Goldcorp Offer may be submitted to the Commission based on the ruling provided by the Commission.

        According to the Schedule TO, a consultative opinion request will be filed with the Commission in respect of the Goldcorp Offer.

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Mexican Anti-Trust Law

        Under the Mexican Antitrust Law, certain merger and acquisition transactions are subject to notification to the Federal Antitrust Commission (the "Antitrust Commission"). The Antitrust Commission, within 45 calendar days following the notification, may object to the Goldcorp Offer. This period may be extended if any additional information is requested by the Antitrust Commission about the parties involved in the Goldcorp Offer or about the process of the Goldcorp Offer. In the event that no objection is raised within this period, the Antitrust Commission will be deemed to have not objected. In certain cases, the Chairman of the Antitrust Commission may extend the applicable review period up to an additional 60 days.

        According to the Schedule TO, a filing will be submitted to the Antitrust Commission in respect of the Goldcorp Offer.

Foreign Acquisitions and Takeovers Act (Australian)

        Under the Foreign Acquisitions and Takeovers Act 1975 (Cth), certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to, and approval obtained from, the Australian Government, acting through the Foreign Investment Review Board (the "FIRB"). This includes acquisitions of Australian entities where the value of those entities is in excess of $50 million (Australian). The proposed acquisition of the Australian subsidiaries of Wheaton requires notification to and approval from the FIRB.

        According to the Schedule TO, a filing was submitted to the FIRB on December 23, 2004 in respect of the Goldcorp Offer.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

        According to the Schedule TO, the Offerors have determined that the Offerors do not have to make any filings or notifications under the Hart Scott-Rodino Antitrust Improvements Act of 1976.

Item 9.    Exhibits

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Directors' Circular, dated December 29, 2004, including the Merrill Lynch Fairness Opinion, dated December 20, 2004.
(a)(2)	Press Release issued by Wheaton on December 6, 2004.
(a)(3)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on December 6, 2004.
(a)(4)	Material Change Report of Wheaton dated December 13, 2004.
(a)(5)	Press Release issued by Wheaton on December 24, 2004.
(e)(1)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Wheaton and Goldcorp.
(e)(2)	Letter of Intent, dated December 5, 2004, between Wheaton and Goldcorp.
(e)(3)	Acquisition Agreement, dated December 23, 2004, between Wheaton and Goldcorp.
(e)(4)	Employment Agreement, dated March 5, 2002, by and between Wheaton and Ian W. Telfer.
(e)(5)	Employment Agreement, dated May 1, 2003 by and between Wheaton and Peter Barnes.
(e)(6)	Employment Agreement, dated August 25, 2002 by and between Wheaton and Eduardo Luna.
(e)(7)	Employment Agreement, dated February 20, 2003 by and between Wheaton and Russel Barwick.

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SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

WHEATON RIVER MINERALS LTD.
Dated: December 29, 2004
	By:	/s/ IAN TELFER Name: Ian Telfer Title: Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Directors' Circular, dated December 29, 2004, including the Merrill Lynch Fairness Opinion, dated December 20, 2004.
(a)(2)	Press Release issued by Wheaton on December 6, 2004.
(a)(3)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on December 6, 2004.
(a)(4)	Material Change Report of Wheaton dated December 13, 2004.
(a)(5)	Press Release issued by Wheaton on December 24, 2004.
(e)(1)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Wheaton and Goldcorp.
(e)(2)	Letter of Intent, dated December 5, 2004, between Wheaton and Goldcorp.
(e)(3)	Acquisition Agreement, dated December 23, 2004, between Wheaton and Goldcorp.
(e)(4)	Employment Agreement, dated March 5, 2002, by and between Wheaton and Ian W. Telfer
(e)(5)	Employment Agreement, dated May 1, 2003, by and between Wheaton and Peter Barnes
(e)(6)	Employment Agreement, dated August 25, 2002, by and between Wheaton and Eduardo Luna
(e)(7)	Employment Agreement, dated February 20, 2003, by and between Wheaton and Russel Barwick

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Exhibit (a)(1)

         This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc. at the toll free number listed on the back page of this Directors' Circular.

DIRECTORS' CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

GOLDCORP INC.

and its wholly-owned subsidiary Goldcorp Acquisition ULC

TO ACQUIRE ALL OUTSTANDING COMMON SHARES OF

WHEATON RIVER MINERALS LTD.

IN EXCHANGE FOR 0.25 OF A COMMON SHARE OF GOLDCORP INC.
FOR EACH WHEATON COMMON SHARE

The Board of Directors unanimously recommends that shareholders ACCEPT the offer of Goldcorp Inc. and Goldcorp Acquisition ULC and TENDER their common shares of Wheaton River Minerals Ltd. to such offer.

Notice to Wheaton Shareholders in the United States

The enforcement by investors of civil liabilities under the U.S. federal securities laws or other non-Canadian jurisdictions may be adversely affected by the fact that Wheaton River Minerals Ltd. is located in Canada and that some of its officers and directors are residents of Canada or other foreign countries.

December 29, 2004

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Directors' Circular includes "forward-looking statements". All statements, other than statements of historical fact, included in this Directors' Circular that address activities, events or developments that Wheaton River Minerals Ltd. ("Wheaton") expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Wheaton's business, operations, plans and other such matters are forward-looking statements. When used in this Directors' Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Directors' Circular about the anticipated impact that the offer of Goldcorp Inc. ("Goldcorp") may have on the combined operations of Wheaton and Goldcorp, as well as the expected results from this transaction, are forward-looking statements. Other forward-looking statements include, but are not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve and resource estimates, and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wheaton or Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the public disclosure documents of Wheaton and Goldcorp and in the offer and circular of Goldcorp dated December 29, 2004 under the heading "Risk Factors". Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        Goldcorp and Wheaton are reporting issuers or equivalents in all provinces of Canada and file their continuous disclosure documents and other documents with the Canadian provincial securities authorities. Continuous disclosure documents are available at www.sedar.com. Goldcorp and Wheaton file annual reports and other information with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

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December 29, 2004

Dear Shareholder:

Goldcorp Offer

        On December 6, 2004, we announced an agreement in principle to combine with Goldcorp to create the world's lowest cost, million ounce gold producer. We have since signed a definitive agreement with Goldcorp that provides for the making of an offer by Goldcorp to acquire all outstanding Wheaton common shares on the basis of 0.25 of a Goldcorp common share for each Wheaton common share. Goldcorp's offer is enclosed with this letter and our Director's Circular.

        Your Board of Directors, upon recommendation of a Special Committee of independent directors, unanimously recommends that you ACCEPT Goldcorp's offer and TENDER your common shares.

        In making your decision regarding Goldcorp's offer, you should consider the following:

  •
  The opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated provided to the Board that, as of December 20, 2004, the share exchange ratio under Goldcorp's offer is fair, from a financial point of view, to Wheaton shareholders.

  •
  Our Special Committee and Board have concluded that Goldcorp's offer is fair to Wheaton shareholders and is in Wheaton's best interest.

  •
  The combined company will:

  •
  be the world's lowest cost, million ounce gold producer;

  •
  be NYSE and TSX listed, and have significantly greater liquidity and market capitalization than Wheaton;

  •
  own the world class Red Lake mine, one of the richest gold mines in the world;

  •
  have a lower percentage of total production arising from copper production than Wheaton;

  •
  have a diversified geographic and asset base and balanced political risk profile;

  •
  have strongly aligned core principles, approach, objectives and strategic plans; and

  •
  have your management team intimately involved in the future of the combined company, which will continue its growth plans.

  •
  Goldcorp's offer represents a premium of approximately 7% based on Wheaton's and Goldcorp's average closing market price on the TSX for the 30 days preceding the announcement of the proposed transaction and an approximately 14% premium based on the closing market prices on the TSX on December 3, 2004, the last trading day prior to the public announcement of the proposed transaction.

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        You should read carefully the full explanation of the reasons for our recommendation of Goldcorp's offer in the enclosed Directors' Circular. We thank you for your support over the course of this eventful year and look forward to our exciting future together.

                        Sincerely,
                        On behalf of the Board of Directors
                        (Signed) Ian W. Telfer
                        Chairman of the Board and Chief Executive Officer

Wheaton Shareholders requiring advice or assistance concerning the Goldcorp Offer are urged to contact:
 KINGSDALE SHAREHOLDER SERVICES INC.
Toll Free: 1-866-749-5464
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

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DIRECTORS' CIRCULAR

December 29, 2004

        This Directors' Circular is issued by the Board of Directors of Wheaton River Minerals Ltd. ("Wheaton") in connection with the offer (the "Goldcorp Offer") by Goldcorp Inc. ("Goldcorp") and Goldcorp Acquisition ULC ("Subco", and together with Goldcorp, the "Offerors") dated December 29, 2004 to acquire all the outstanding common shares of Wheaton (the "Wheaton Shares") on the basis of 0.25 of a common share of Goldcorp ("Goldcorp Shares") for each Wheaton Share upon the terms and subject to the conditions set forth in the Goldcorp Offer and circular of the Offerors (together, the "Goldcorp Circular") dated December 29, 2004. Reference is made to the Glossary attached as Appendix "A" to this Directors' Circular for the definitions of certain terms used in this Directors' Circular.

        The Goldcorp Offer will be open for acceptance until 5:00 p.m. (Vancouver time) on February 3, 2005, unless extended or withdrawn. The terms and conditions of the Goldcorp Offer, the method of acceptance of the Goldcorp Offer and other information relating to the Goldcorp Offer, the Offerors and Goldcorp after giving effect to the acquisition of Wheaton are set out in the Goldcorp Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery which accompany the Goldcorp Offer.

        All information provided in this Directors' Circular relating to Goldcorp is derived from information contained in the Goldcorp Circular and other information contained in public filings made by Goldcorp with securities regulatory authorities in Canada and the United States or otherwise made available by Goldcorp. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information. All dollar amounts in this Directors' Circular are expressed in Canadian dollars, unless otherwise indicated.

WHEATON

        Wheaton is engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for Wheaton are gold, silver and copper. Wheaton's primary operating properties consist of a 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina, a 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico, and a 100% interest in the Peak gold mine in Australia. Wheaton also has 100% interests in the Los Filos gold development stage project in Mexico and the Amapari gold project in Brazil, which is under construction. In addition, Wheaton owns approximately 64% of Silver Wheaton Corp.

        Wheaton's head office is Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

GOLDCORP

        Goldcorp is a North American based gold producer. Goldcorp owns and acquires properties, explores for precious metals, develops mines and produces primarily gold. Goldcorp owns one of the highest-grade gold deposits in the world, the Red Lake Mine, which is located in Ontario, Canada and has produced more than 500,000 ounces of gold annually since 2001. The Red Lake Mine is the largest producing gold mine in Canada. Goldcorp also produces gold at the Wharf Mine in the historic Lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns an industrial minerals operation, Saskatchewan Minerals, in Saskatchewan, Canada. It produces sodium sulphate used primarily in the detergent industry.

        Goldcorp's registered and head office is Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8.

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BACKGROUND TO THE GOLDCORP OFFER

        During 2004, Wheaton has undertaken an extensive process to enhance value for Wheaton Shareholders.

Proposed IAMGold Transaction

        On April 26, 2004, Wheaton and IAMGold Corporation ("IAMGold") entered into an arrangement agreement pursuant to which it was proposed that Wheaton would be acquired by IAMGold in consideration for 0.55 of an IAMGold common share for each Wheaton Share by way of plan of arrangement. Wheaton and IAMGold mailed a joint management information circular dated April 30, 2004 to their respective shareholders in respect of shareholders' meetings to be held on June 8, 2004 at which the proposed arrangement would be considered.

        On June 8, 2004, Wheaton held its shareholders' meeting. At the meeting, the resolution approving the IAMGold transaction was approved by the requisite majority of more than two-thirds of the votes cast, in person or by proxy, on such resolution. On June 8, 2004, in accordance with an Order of the Ontario Superior Court of Justice, the IAMGold shareholders' meeting called to consider the arrangement, which was to be held on June 8, 2004 immediately following the Wheaton Shareholders' meeting, was postponed until June 29, 2004. IAMGold subsequently further postponed the date of the meeting to July 6, 2004. On June 11, 2004, Wheaton announced that it would hold a further vote of its shareholders on July 6, 2004 in respect of the proposed arrangement. On June 18, 2004, Wheaton filed and mailed a supplementary information circular to its shareholders in respect of the July 6, 2004 meeting.

        On July 6, 2004, at the IAMGold shareholders' meeting, the IAMGold shareholders failed to approve the transaction with Wheaton by the requisite majority. As a consequence, Wheaton terminated the arrangement agreement with IAMGold.

Rejection of Coeur d'Alene Unsolicited Offer

        Following the announcement of the IAMGold transaction, Coeur d'Alene Mines Corporation ("Coeur") made several unsolicited proposals to acquire Wheaton:

  •
  On May 27, 2004, Coeur proposed to acquire Wheaton for either 0.649 of a Coeur share for each Wheaton Share or $4.50 cash per Wheaton Share (subject to a maximum aggregate cash payment of $285 million).

  •
  On June 3, 2004, Coeur proposed to acquire Wheaton for either 0.731 of a Coeur share for each Wheaton Share, $0.50 in subordinated notes and 0.649 of a Coeur share for each Wheaton Share (assuming that all Wheaton Shareholders elected to receive the maximum debt consideration made available by Coeur of $285 million) or $0.50 in cash and 0.649 of a Coeur share for each Wheaton Share (assuming that all Wheaton Shareholders elected to receive the then maximum cash consideration made available by Coeur).

  •
  On June 21, 2004, Coeur announced that it had increased the cash component of its proposal by $285 million (to a total maximum of $570 million). Under this proposal, Wheaton Shareholders would receive either 0.731 of a Coeur share or $1.00 (assuming that all Wheaton Shareholders elected to receive the maximum cash consideration) and 0.577 of a Coeur share.

  •
  On June 29, 2004, Coeur again amended its proposal by indicating that it was prepared to offer 0.796 of a Coeur share for each Wheaton Share or to pay $5.47 cash for each Wheaton Share, subject to an aggregate maximum of $570 million (if all Wheaton Shareholders elected to receive the maximum cash consideration, each Wheaton Shareholder would have received $1.00 in cash and 0.650 of a Coeur share).

        Following each of the Coeur proposals and amendments referred to above, the Board of Directors determined, after careful consideration and consultation with its external financial and legal advisors, that each proposal and amendment was not a "superior proposal" to the IAMGold transaction and unanimously confirmed its previous recommendation that Wheaton Shareholders vote in favour of the IAMGold transaction. Following the formation of a special committee consisting of the same members as those of the current Special

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Committee (namely Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald) on June 8, 2004, the determinations of the Board were also based on recommendations of such special committee.

        On July 13, 2004, Coeur announced that it had commenced mailing a tender offer for Wheaton Shares held by Wheaton Shareholders located in the United States. On July 26, 2004, upon the recommendation of the special committee, the Board unanimously resolved that it was unable to make a recommendation in respect of such United States tender offer at that time and Wheaton filed a Schedule 14D-9 with the SEC stating that the Board was unable to make a recommendation in respect of the United States tender offer at that time. On August 18, 2004, Coeur issued a press release stating that it had terminated the United States tender offer and would recommence its offer and mail new offer documents to all Wheaton Shareholders.

        On August 23, 2004, Coeur announced that it had formally commenced its offer to purchase all the outstanding Wheaton Shares for either $5.47 in cash (subject to a maximum aggregate cash payment of $570 million) for each Wheaton Share or 0.796 of a Coeur share for each Wheaton Share. On September 3, 2004, Wheaton announced that the Board, following receipt of a recommendation of the special committee, unanimously recommended that Wheaton Shareholders reject Coeur's offer and not tender their Wheaton Shares to Coeur's offer.

        Coeur's offer was scheduled to expire on September 30, 2004. On September 28, 2004, Coeur announced that it did not expect to meet the minimum tender condition in its offer and Coeur's offer expired without the take up of any Wheaton Shares.

Goldcorp

        On October 21, 2004, Mr. Robert R. McEwen, the Chairman and Chief Executive Officer of Goldcorp, attended a luncheon sponsored by the Canadian Institute of Mining, Metallurgy and Petroleum in Toronto, Ontario at which Mr. Ian W. Telfer, the Chairman and Chief Executive Officer of Wheaton, was making a presentation on the development of Wheaton since he became its Chairman and Chief Executive Officer in 2001. Following such presentation, Mr. McEwen became interested in the concept of a possible combination of Goldcorp and Wheaton.

        In early November, 2004, Mr. McEwen requested, through GMP Securities Ltd., financial advisors to Goldcorp, that Endeavour Financial Corporation ("Endeavour Financial"), financial advisors to Wheaton, arrange a meeting between Mr. Telfer and Mr. McEwen.

        On November 18 and 19, 2004, Mr. Telfer and representatives of Endeavour Financial met with Mr. McEwen and representatives of GMP Securities Ltd. to have preliminary discussions on the possibility of a strategic transaction involving Goldcorp and Wheaton. In addition, Mr. Telfer and other members of senior management of Wheaton met in Vancouver with Mr. McEwen and Dr. Donald Quick, a director of Goldcorp to discuss a possible business combination transaction.

        On November 22, 2004, Mr. Telfer made a presentation in Toronto concerning Wheaton to a special committee of Goldcorp directors and then to the full Goldcorp board of directors.

        On December 2, 2004, the Board of Directors authorized Mr. Telfer to pursue the combination of Wheaton and Goldcorp by way of a share exchange take-over bid on the basis of 0.25 of a Goldcorp Share for each Wheaton Share, provided that any such transaction would be subject to Board approval of the definitive agreement, the receipt by the Board of an opinion from its financial advisor that the consideration offered is fair, from a financial point of view, to Wheaton Shareholders and the satisfactory completion of due diligence by Wheaton. In addition, the Board formed the Special Committee, comprised of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald, to consider and evaluate the Transaction and related agreements and make recommendations to the Board of Directors in respect thereof. Wheaton retained Davies to act as its legal advisor. The Special Committee retained Farris to act as its legal advisor.

        On December 5, 2004, Wheaton and Goldcorp executed a letter of intent whereby they agreed to negotiate exclusively with each other for 21 days and to exchange information with a view to completing their due diligence investigations and settling a definitive agreement as soon as possible. The letter of intent provided that any transaction would be subject to Board approval of the definitive agreement, the receipt by the Board of an

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opinion from its financial advisor that the consideration offered is fair, from a financial point of view, to Wheaton Shareholders and the satisfactory completion of due diligence by each of Wheaton and Goldcorp. In addition, Wheaton and Goldcorp executed the Standstill and Confidentiality Agreement. Later the same day, the Special Committee retained Merrill Lynch to act as financial advisor to Wheaton and the Special Committee, and Goldcorp and Wheaton issued a joint press release announcing the agreement in principle to combine Goldcorp and Wheaton through the Goldcorp Offer.

        On December 6, 2004, Mr. McEwen and Mr. Telfer jointly held a conference call to discuss the proposed Goldcorp Offer.

        Between December 6 and 19, 2004, Wheaton and its advisors conducted due diligence investigations of Goldcorp and negotiated the terms of the Acquisition Agreement. During this time, the Special Committee also met on numerous occasions with Merrill Lynch and Farris to consider the Transaction and other matters, and with Merrill Lynch to consider the fairness of the Exchange Ratio, from a financial point of view, to the Wheaton Shareholders. See "— Special Committee Deliberations" below.

        On December 16, 2004, Glamis Gold Ltd. announced its intention to make an unsolicited take-over bid to acquire all of the Goldcorp Shares on the basis of 0.89 of a common share of Glamis Gold Ltd. for each Goldcorp Share.

        On December 17, 2004, Goldcorp issued a press release stating that it had become aware that Glamis Gold Ltd. may make an offer to purchase all of the issued and outstanding Goldcorp Shares and that the board of directors of Goldcorp would review the proposal if a take-over bid circular is sent to the shareholders of Goldcorp.

        On December 19, 2004, following a meeting of the Special Committee, the Board of Directors unanimously determined that the Goldcorp Offer is fair to Wheaton Shareholders and is in the best interests of Wheaton, recommended that Wheaton Shareholders accept the Goldcorp Offer when made in accordance with the Acquisition Agreement and tender their Wheaton Shares to the Goldcorp Offer, and conditionally approved the Acquisition Agreement.

        On December 23, 2004, Wheaton and Goldcorp executed the Acquisition Agreement and issued press releases announcing the execution of the Acquisition Agreement.

Special Committee Deliberations

        On December 2, 2004, the Board of Directors established the Special Committee with a mandate that included:

•
assessing, considering and reviewing the terms of the Transaction;
•
assessing, considering and reviewing the terms of any agreement to be entered into with respect to the Transaction;
•
conducting and carrying out such investigations and diligence with respect to the Transaction as the Special Committee may deem necessary or advisable; and
•
reporting and making such recommendations to the Board of Directors with respect to the Transaction as the Special Committee considers necessary or advisable.

        The Special Committee appointed Farris as its legal counsel and Merrill Lynch as its financial advisor.

        The Special Committee reviewed, with Farris, the mandate of the Special Committee, the terms of the engagement of Merrill Lynch and the procedures to be adopted by the Special Committee in its deliberations.

        Between December 7 and 13, 2004, the Special Committee negotiated the terms of Merrill Lynch's engagement, considered various issues with respect to the Transaction and instructed Farris to, among other things, review drafts of the Acquisition Agreement. During this period, Wheaton engaged Deloitte & Touche LLP ("Deloitte"), Wheaton's auditors, to undertake financial due diligence, instructed Davies to undertake legal due diligence of Goldcorp, and instructed management of Wheaton to undertake geological, mining, engineering, environmental and other operational due diligence of Goldcorp. The engagement of Deloitte to undertake financial due diligence of Goldcorp was approved by both the Board of Directors and its audit committee.

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        On December 13, 2004, the Special Committee met with representatives of Merrill Lynch and Farris to discuss the nature and scope of the review and analysis that was to be undertaken by Merrill Lynch and the timetable for the Transaction and the review of the Transaction by the Special Committee. At the request of the Special Committee, Merrill Lynch provided the Special Committee with background relating to its experience in transactions in the mining industry and its independence from Wheaton and Goldcorp. The Special Committee concluded that Merrill Lynch was qualified to provide financial advice to the Special Committee in respect of the Transaction and to provide an opinion to the Special Committee and the Board of Directors with respect to the fairness of the Exchange Ratio, from a financial point of view, to the Wheaton shareholders, and was independent of Goldcorp and Wheaton.

        On December 15, 2004, the Special Committee and Farris met with representatives of Merrill Lynch to consider the minimum tender condition of 66 2/3% of the Wheaton Shares outstanding at the time Wheaton Shares are taken up under the Goldcorp Offer, proposed to be included as one of the conditions to the Goldcorp Offer and the potential risks relating to the timing of exercise of Wheaton Warrants.

        On December 17, 2004, the Special Committee and Farris met with Davies, Deloitte and management of Wheaton to review the results of their due diligence investigations of Goldcorp and with representatives of Merrill Lynch to receive their preliminary analysis of the fairness of the Exchange Ratio, from a financial point of view, to the Wheaton Shareholders. At this meeting, each of Davies, Deloitte and management of Wheaton outlined the inquiries and investigations they had made in conducting their due diligence investigations and the results of their investigations. The Special Committee asked numerous questions of each of Davies, Deloitte and management of Wheaton relating to the due diligence investigations that each had undertaken and these questions were answered to the satisfaction of the Special Committee. Each of Davies, Deloitte and management of Wheaton confirmed to the Special Committee that each was given unqualified access to the information concerning Goldcorp and Wheaton requested by it.

        At a meeting on December 17, 2004, representatives of Merrill Lynch reviewed with the Special Committee the analysis completed by Merrill Lynch with respect to the fairness of the Exchange Ratio, from a financial point of view, to the Wheaton Shareholders. Merrill Lynch informed the Special Committee that, on the basis of the information that existed at that time, it would be prepared to provide the Merrill Lynch Fairness Opinion. At this meeting, members of the Special Committee asked numerous questions of representatives of Merrill Lynch in respect of its analysis, and were satisfied with the answers provided by Merrill Lynch. Merrill Lynch confirmed to the Special Committee that it had been given unqualified access to the information concerning Goldcorp and Wheaton requested by it.

        On December 19, 2004, the Special Committee and Farris met once again with Merrill Lynch to review the final report of Merrill Lynch to the Special Committee. At this meeting, Merrill Lynch provided the Special Committee with an oral opinion that the Exchange Ratio is fair, from a financial point of view, to the Wheaton Shareholders and a draft of the Merrill Lynch Fairness Opinion. The Special Committee reviewed the report of Merrill Lynch and the draft of the Merrill Lynch Fairness Opinion, asked numerous questions of the representatives of Merrill Lynch and were satisfied with the answers provided by Merrill Lynch.

        At its meeting on December 19, 2004, the Special Committee came to the conclusions and approved the recommendation set forth under "Recommendation of the Special Committee to the Board of Directors".

        On December 21, 2004, the Special Committee met to review a draft of the text of its deliberations and recommendations as contained in this Directors' Circular. On December 23, 2004, the Special Committee met and reviewed this Directors' Circular and recommended to the Board of Directors that they approve this Directors' Circular for mailing to the Wheaton Shareholders.

        At its meetings on December 17, 19 and 23, 2004, the Special Committee received reports from Davies summarizing the principal provisions of the Acquisition Agreement and reviewed, with the assistance and advice of its counsel, Farris, the terms of the Acquisition Agreement and the appropriateness of the terms of the Acquisition Agreement to the Transaction. In addition, the Special Committee discussed the proposed offer of Glamis Gold Ltd. to acquire all outstanding Goldcorp Shares announced on December 16, 2004 and described above under "— Goldcorp". At its December 19 meeting, the Special Committee noted Goldcorp's request for a "fiduciary out" to permit it to respond to a Superior Proposal and the termination fee of US$35 million payable

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to Wheaton, if, among other things, (a) the Acquisition Agreement is terminated in circumstances where the board of directors of Goldcorp accepts, approves, recommends or enters into an agreement for a Superior Proposal or an Acquisition Proposal or (b) on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Goldcorp is announced, such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, the Goldcorp Offer is not commenced or completed and such Acquisition Proposal is completed on or prior to September 30, 2005. At its December 23, meeting, the Special Committee noted the decision by Goldcorp to call a shareholders meeting to approve the issuance of Goldcorp Shares to Wheaton Shareholders under the Goldcorp Offer and the Subsequent Acquisition Transaction, and the termination fee of US$35 million payable to Wheaton if the Goldcorp shareholders do not approve such issuance. See "Agreements with Goldcorp — Acquisition Agreement — Termination Fee" below.

        In addition to the foregoing meetings of the Special Committee, the members of the Special Committee also met and had telephone conversations on various occasions with its financial advisor, Merrill Lynch, its legal counsel, Farris, and with management of Wheaton.

RECOMMENDATION OF THE SPECIAL
COMMITTEE TO THE BOARD OF DIRECTORS

        After considering the terms of the Transaction, the Acquisition Agreement and the Merrill Lynch Fairness Opinion, together with the matters summarized below, the Special Committee unanimously determined that the Transaction is fair to the Wheaton Shareholders and is in the best interests of Wheaton and recommended to the Board of Directors that it approve the Acquisition Agreement. The Special Committee also unanimously recommended that the Board of Directors recommend to the Wheaton Shareholders that they ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer.

        In making its determination and recommendation, the Special Committee considered a number of factors, including:

•
The Merrill Lynch Fairness Opinion.  Merrill Lynch has provided the Merrill Lynch Fairness Opinion in which Merrill Lynch concludes, subject to the assumptions and qualifications contained in the Merrill Lynch Fairness Opinion, that the Exchange Ratio is fair, from a financial point of view, to the Wheaton Shareholders. See "Merrill Lynch Fairness Opinion" below.

•
The relative contributions of each of Goldcorp and Wheaton to the Combined Company relative to the Exchange Ratio. Based on the Exchange Ratio and the present number of issued and outstanding Goldcorp Shares and Wheaton Shares, the shares of the Combined Company will be held as to 46% by the Wheaton Shareholders and 54% by the Goldcorp shareholders. The Special Committee noted that the adjusted market weighted contribution, after taking into account gold and copper valuation differentials, of each of Wheaton and Goldcorp to the net asset value, and present and projected cash flow, net income and EBITDA (earnings before interest, taxes, depreciation and amortization) of the Combined Company is approximately in the same ratio as the Exchange Ratio.

•
The Combined Company will have operations with a balanced geopolitical risk profile. The combination of Wheaton and Goldcorp will provide an opportunity for the Wheaton Shareholders to participate in a public company that will have operations with a balanced geopolitical risk profile.

•
The Combined Company will be significantly larger than Wheaton, with ownership of one of the world's richest gold mines. The Combined Company will have a market capitalization of approximately $5.8 billion, compared to the market capitalization of Wheaton of approximately $2.2 billion (based on the closing prices for the Goldcorp Shares and the Wheaton Shares on the TSX on December 23, 2004). The Combined Company will own the Red Lake Mine, regarded as one of the world's richest gold mines, and will have a combined production of over one million ounces of gold at the lowest cash operating costs of any company of its size. In addition, the Combined Company will have over 10 million ounces of proven and probable gold reserves.

•
The Combined Company will have a strong balance sheet.  The balance sheet of the Combined Company will have over $500 million of cash and bullion reserves and will be debt free, providing financial flexibility in furthering its growth objectives.

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•
The assets of the Combined Company will reflect a greater percentage of gold in the make-up of its reserves, cash flow and earnings. A significantly higher percentage of the total net asset value of the Combined Company will be represented by gold assets compared to what is currently the case for Wheaton, which currently has a significant percentage of copper assets. The Special Committee believes that the higher percentage of assets represented by gold in the Combined Company should result in the trading prices of the Goldcorp Shares trending toward the higher multiples of the peer group gold companies than the current trading multiples of the Wheaton Shares.

•
The greater liquidity of the Goldcorp Shares, following the completion of the Goldcorp Offer and the Subsequent Acquisition Transaction. Following completion of the Goldcorp Offer and the Subsequent Acquisition Transaction, Wheaton Shareholders will hold Goldcorp Shares which will have greater liquidity than the current liquidity of the Wheaton Shares. The Combined Company will have a total market capitalization of approximately $5.8 billion compared to the total market capitalization of Wheaton of approximately $2.2 billion (based on the closing prices for the Goldcorp Shares and Wheaton Shares on the TSX on December 23, 2004).

•
The agreement by Goldcorp for the composition of the board of directors and the appointments to the management of the Combined Company. In the Acquisition Agreement, Goldcorp has agreed that the board of directors of the Combined Company will consist of five appointees of Wheaton (including Ian W. Telfer, the current Chairman and Chief Executive Officer of Wheaton, who will serve as President and Chief Executive Officer of the Combined Company) and five appointees of Goldcorp (including Robert R. McEwen, the current Chairman and Chief Executive Officer of Goldcorp, who will serve as Chairman of the Board of the Combined Company). In addition, Peter Barnes, the current Chief Financial Officer of Wheaton, and Russell Barwick, the current Chief Operating Officer of Wheaton, will hold the same positions in the Combined Company.

•
The premium represented by the Goldcorp Offer.  The Goldcorp Offer represents a premium of approximately 7% based on Wheaton's and Goldcorp's average closing prices on the TSX for the 30 days preceding the announcement of Goldcorp's intention to make the Goldcorp Offer and an approximate 14% premium based on the closing prices on the TSX on December 3, 2004, the last trading day prior to the announcement of Goldcorp's intention to make the Goldcorp Offer.

•
The tax deferred "rollover" structure of the Transaction.  The Transaction has been structured in a manner so that the consideration under the Transaction can be received on a tax deferred "rollover" basis for Canadian and US federal income tax purposes by both Canadian and US Wheaton Shareholders. See Section 17 of the Goldcorp Circular entitled "Certain Canadian Federal Income Tax Considerations" and Section 18 of the Goldcorp Circular entitled "Certain United States Federal Income Tax Considerations".

•
The treatment of the Wheaton Options and Wheaton Warrants.  Following the Subsequent Acquisition Transaction, holders of Wheaton Options and holders of Wheaton Warrants will be entitled to purchase Goldcorp Shares on a basis adjusted in accordance with the Exchange Ratio.

•
The provisions of the Acquisition Agreement.  The Acquisition Agreement contains provisions which:

•
enable the Board of Directors to respond, in accordance with its fiduciary duties, to a Superior Proposal made to Wheaton prior to the successful completion of the Goldcorp Offer, subject to the payment of a termination fee to Goldcorp of US$35 million;

•
require Goldcorp to obtain the approval of Wheaton before waiving the Goldcorp Offer's minimum tender condition of 66 2/3% of the Wheaton Shares outstanding at the time Wheaton Shares are taken up under the Goldcorp Offer;

•
permit the Goldcorp Offer to be open for only 60 days from the date of the Goldcorp Offer (subject to extensions for up to 120 days for regulatory purposes), thereby limiting the period of time that Wheaton is subject to the non-solicitation provisions and other restrictions on the conduct of its business outside of the ordinary course of business if the Goldcorp Offer is not successful;

•
require Goldcorp to undertake the Subsequent Acquisition Transaction if the Goldcorp Offer is successful, providing Wheaton Shareholders who do not tender to the Goldcorp Offer another opportunity to receive

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  consideration at least equal in value and in the same form as the consideration offered under the Goldcorp Offer and providing for the combination of Goldcorp and Wheaton; and

•
require Goldcorp to pay a termination fee of US$35 million to Wheaton in the circumstances provided for in the Acquisition Agreement. See "Agreements with Goldcorp — Acquisition Agreement — Termination Fee" below.

        In reaching its determinations and recommendations, the Special Committee also considered and evaluated, among other things: (i) information with respect to the financial condition, earnings, cash flows, assets, business, prospects and operations of each of Goldcorp and Wheaton on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Goldcorp and Wheaton; (iii) historical information regarding the trading prices of the Goldcorp Shares and the Wheaton Shares; (iv) the terms of the Goldcorp Offer; (v) the due diligence reports of Davies, Deloitte and management of Wheaton; and (vi) the risks associated with the Goldcorp Offer.

        In its review of the Goldcorp Offer, the Special Committee also considered the minimum tender condition of the Goldcorp Offer of 66 2/3% of the Wheaton Shares outstanding at the time Wheaton Shares are taken up under the Goldcorp Offer. This condition is on an "undiluted basis" without regard to the Wheaton Options and the Wheaton Warrants. The Special Committee noted that depending upon the number of Wheaton Shares that are tendered to the Goldcorp Offer, it is theoretically possible that holders of the Wheaton Warrants could prevent the approval of a Subsequent Acquisition Transaction by the requisite majority of Wheaton Shareholders by exercising their Wheaton Warrants after the time the Wheaton Shares are taken up under the Goldcorp Offer and voting their Wheaton Shares against the Subsequent Acquisition Transaction. The Special Committee also noted that the Merrill Lynch Fairness Opinion contains an assumption to the effect that all of the Wheaton Shares will be acquired by the Offerors pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction. The Special Committee considered the theoretical possibility that the holders of the Wheaton Warrants could prevent the approval of a Subsequent Acquisition Transaction, but concluded that while this was a theoretical risk, this risk was sufficiently remote to enable the Special Committee to recommend the approval by the Board of Directors of the Acquisition Agreement with the minimum tender condition being calculated on an undiluted basis.

        The Special Committee also received information from Merrill Lynch with respect to the termination fees payable in other transactions similar to the Transaction and noted that the percentage of Wheaton's market capitalization represented by the termination fee was lower than was the case in several other similar transactions.

        The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of all of the factors considered by the Special Committee in reaching its conclusions and making its recommendation. The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Wheaton and Goldcorp and based upon the advice of the Special Committee's financial and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Goldcorp Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Special Committee may have given different weight to different factors. The conclusions and recommendation of the Special Committee were made after considering the totality of the information and factors involved. However, the Special Committee did give greater weight to the Merrill Lynch Fairness Opinion than the other information and factors considered by it.

        For their services as members of the Special Committee, Wheaton will pay $50,000 to the Chair of the Special Committee and $35,000 to each of the other members of the Special Committee.

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RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board of Directors has determined that the Goldcorp Offer is fair to the Wheaton Shareholders and is in the best interests of Wheaton. The Board of Directors unanimously recommends that Wheaton Shareholders ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer.

        In making such determination and recommendation, the Board of Directors has carefully considered and relied upon the recommendation of the Special Committee, the Merrill Lynch Fairness Opinion and the other factors considered by the Special Committee, including those referred to above under "Recommendation of the Special Committee to the Board of Directors". In reaching its conclusions and making its recommendation, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusions and recommendation of the Board were made after considering the totality of the information and factors involved. However, the Board did give greater weight to the Special Committee's recommendation and the Merrill Lynch Fairness Opinion than the other information and factors considered by it.

MERRILL LYNCH FAIRNESS OPINION

        Merrill Lynch delivered the Merrill Lynch Fairness Opinion to the Special Committee and the Board of Directors to the effect that, as of the date of the Merrill Lynch Fairness Opinion and subject to the assumptions and limitations contained in the Merrill Lynch Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Wheaton Shareholders. The full text of the Merrill Lynch Fairness Opinion, setting forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Merrill Lynch Fairness Opinion, is attached as Appendix "B" to this Directors' Circular. Wheaton Shareholders are urged to read the Merrill Lynch Fairness Opinion in its entirety.

FINANCIAL ADVISORS

Merrill Lynch

        Pursuant to an engagement letter dated December 9, 2004 (the "Merrill Lynch Engagement Letter"), Wheaton engaged Merrill Lynch to act as the financial advisor to the Special Committee in connection with the Goldcorp Offer. Among other things, this engagement contemplated that Merrill Lynch would provide the Merrill Lynch Fairness Opinion. The terms of the Merrill Lynch Engagement Letter provide that Merrill Lynch is to be paid US$2 million for the delivery of the Merrill Lynch Fairness Opinion. In addition, Merrill Lynch will receive US$500,000 for each additional fairness opinion requested by the Special Committee with respect to any offer from a third party or a revised offer from Goldcorp structured in a manner that is materially different than the Goldcorp Offer and US$200,000 for each additional fairness opinion requested by the Special Committee with respect to a revised offer from Goldcorp structured in a manner similar to the Goldcorp Offer. Wheaton has also agreed to pay Merrill Lynch fees representing 2% of any increase in the value received by Wheaton Shareholders as a result of a revised Exchange Ratio or an offer from a third party, provided that such increase results from an amended Goldcorp Offer or such offer from a third party is made within 45 days of the expiry of the Goldcorp Offer or any successive offer. In addition, Merrill Lynch is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Wheaton in certain circumstances.

        Wheaton has been advised by Merrill Lynch that neither Merrill Lynch, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Wheaton, Goldcorp or any of their respective associates or affiliates. Merrill Lynch has not been engaged to provide any financial advisory services nor has it participated in any financings involving Wheaton, Goldcorp or any of their respective associates or affiliates, within the past two years, other than the services provided under the Merrill Lynch Engagement Letter. There are no understandings, agreements or commitments between Merrill Lynch, Wheaton and Goldcorp or any of their respective associates or affiliates with respect to any future business dealings. Merrill Lynch may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Wheaton, Goldcorp or any of their respective associates or affiliates.

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Endeavour Financial

        Pursuant to an engagement letter dated May 2, 2001, as amended on March 20, 2003 (the "Endeavour Engagement Letter"), Endeavour Financial agreed to provide general financial advice to Wheaton with respect to its strategic direction, corporate development and financing opportunities. As part of its mandate, Endeavour Financial agreed to work with Wheaton management to identify and implement various corporate strategies and financial alternatives, including mergers, acquisitions or similar business combinations, asset acquisitions or dispositions and arrangement of debt financing.

        Wheaton agreed to pay Endeavour Financial a monthly fee of US$10,000 in advance, a milestone fee of US$100,000 payable upon the execution of a letter of intent or other similar formal commitment from lenders, investors or counter parties to business combinations and other similar transactions and a success fee to be agreed by the parties. In addition, Endeavour Financial is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Wheaton in certain circumstances.

        Pursuant to the Endeavour Engagement Letter, Endeavour Financial will receive a success fee of US$5 million for its involvement in the negotiations related to the Transaction up to the time of the signing of the letter of intent between Goldcorp and Wheaton on December 5, 2004.

AGREEMENTS WITH GOLDCORP

Standstill and Confidentiality Agreement

        Wheaton and Goldcorp entered into the Standstill and Confidentiality Agreement pursuant to which both parties agreed, subject to certain exceptions, to hold confidential all information of the other party made available to it and its representatives in connection with the Goldcorp Offer for a period of 18 months from the date of such agreement. In addition, the Standstill and Confidentiality Agreement provides that for a period of 18 months commencing on the date of the Standstill and Confidentiality Agreement, neither party will acquire securities of the other party without the consent of the other party, and neither party will solicit the employees of the other party with whom they have come into contact in connection with the making of the Goldcorp Offer.

Acquisition Agreement

        On December 23, 2004, Wheaton and Goldcorp entered into the Acquisition Agreement pursuant to which the Offerors agreed to make the Goldcorp Offer. Below is a summary of the Acquisition Agreement. A copy of the Acquisition Agreement can be obtained on www.sedar.com.

The Goldcorp Offer

        The Acquisition Agreement requires the Offerors to make the Goldcorp Offer on the terms and conditions set forth in the Acquisition Agreement. The Goldcorp Offer accompanying this Directors' Circular satisfies the requirements of the Acquisition Agreement.

Conditions of the Goldcorp Offer

        The conditions to the Goldcorp Offer are specified in the Acquisition Agreement and are contained in Section 4 of the Goldcorp Offer accompanying this Directors' Circular. The Goldcorp Offer is subject to the following conditions:

  (a)
  there shall have been properly deposited under the Goldcorp Offer and not withdrawn as of the time at which the Goldcorp Offer expires in accordance with its terms and in accordance with the securities laws applicable to the Goldcorp Offer (the "Expiry Time") at least 66 2/3% of the Wheaton Shares outstanding at the time Wheaton Shares are taken up under the Goldcorp Offer (the "Minimum Tender Condition");

  (b)
  the issuance by Goldcorp of Goldcorp Shares pursuant to the Offer and the Subsequent Acquisition Transaction shall have been approved by a majority of votes cast by the shareholders of Goldcorp,

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    present in person or represented by proxy, at the special meeting of the shareholders of Goldcorp called to consider an ordinary resolution to approve such issuance of Goldcorp Shares;

  (c)
  the Board of Directors shall have unanimously recommended that Wheaton Shareholders tender their Wheaton Shares to the Goldcorp Offer, and not withdrawn such recommendation;

  (d)
  the Acquisition Agreement shall not have been terminated by Wheaton or by Goldcorp in accordance with its terms;

  (e)
  all necessary orders, authorizations or consents shall have been obtained under any securities laws applicable to the Goldcorp Offer in respect of the issuance of the Goldcorp Shares pursuant to the Goldcorp Offer and a registration statement relating to such Goldcorp Shares to be issued pursuant to the Goldcorp Offer shall have become effective under the Securities Act of 1933, as amended, of the United States of America and no stop order relating to such registration statement shall be in effect;

  (f)
  the Offerors shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Wheaton or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers, the absence of which, would not, in the aggregate, have a Material Adverse Effect on Wheaton and its subsidiaries, on a consolidated basis;

  (g)
  there shall not be in effect as of the Expiry Time, as it may be extended, any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree enacted, entered, promulgated, issued or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which challenges, prohibits, restricts or makes illegal the consummation of any or all of the Goldcorp Offer or the Subsequent Acquisition Transaction;

  (h)
  there shall not be pending or threatened any suit, action or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality: (i) seeking to restrain or prohibit the completion of the Goldcorp Offer or seeking to obtain from the Offerors or Wheaton or their respective subsidiaries any damages that are material in relation to Wheaton and the Offerors and their subsidiaries, considered as a whole; (ii) seeking to prohibit or limit the ownership, control or operation by the Offerors or any of their subsidiaries of any portion of the business or assets of Wheaton or the Offerors or any of their respective subsidiaries that is material in relation to Wheaton and the Offerors and their subsidiaries, taken as a whole, or to compel Wheaton or the Offerors or any of their respective subsidiaries to dispose of or hold separate any portion of the business or assets of Wheaton or the Offerors or any of their respective subsidiaries that is material in relation to Wheaton and the Offerors and their subsidiaries, considered as a whole; or (iii) which otherwise is reasonably likely to have a Material Adverse Effect on the Offerors and Wheaton and their subsidiaries, considered as a whole;

  (i)
  there shall not have occurred after the date of the Goldcorp Offer any Material Adverse Change of Wheaton; and

  (j)
  the Offerors shall have obtained or received all approvals, consents or confirmations sought by the Offerors or required to be obtained or received from any administrative agency or commission or other governmental authority or instrumentality in connection with the Goldcorp Offer under the Foreign Acquisition and Takeovers Act 1975 (Cth) (Australia) and in Brazil, Argentina and Mexico; and the Commissioner of Competition shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, any applicable waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) shall have expired and the Commissioner of Competition shall have advised (which advice will not have been rescinded or amended), to the satisfaction of the Offerors, in their reasonable judgment, that the Commissioner of Competition does not intend to oppose the acquisition contemplated by the Goldcorp Offer if such advice is considered by the Offerors, in their reasonable judgment, to be desirable.

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Amendment and Waiver

        The Acquisition Agreement provides that the Offerors will not amend or vary the terms and conditions of the Goldcorp Offer, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date (the "Expiry Date") not later than (i) 120 calendar days after the date of the Goldcorp Offer in the event that any of the conditions in paragraphs (e), (f), (g), (h) or (j) above have not been satisfied or waived by the Offerors or if an Acquisition Proposal has been made and is continuing; and (ii) in any other case, 60 calendar days after the date of the Goldcorp Offer. However, Goldcorp may waive any one or more of the conditions of the Goldcorp Offer, in its sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived only with the prior written consent of Wheaton.

Management and Directors

        If the Minimum Tender Condition is satisfied and the Offerors take up and pay for Wheaton Shares under the Goldcorp Offer, Goldcorp and Wheaton will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (i) the number of directors of Goldcorp will be increased to ten, with five current directors of Goldcorp to be nominated by Ian W. Telfer, on behalf of Wheaton, remaining as directors of Goldcorp and five current directors of Wheaton nominated by Robert R. McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (ii) Ian W. Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (iii) Robert R. McEwen will remain as a director and the Chairman of Goldcorp; and (iv) all of the directors of Wheaton will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (i) above.

Subsequent Acquisition Transaction

        Upon satisfaction of the Minimum Tender Condition, Goldcorp and Wheaton will take all necessary steps to proceed with, as soon as practicable and, in any event within 120 days following the Expiry Time, a Subsequent Acquisition Transaction so that Goldcorp may acquire all of the Wheaton Shares that were not acquired by Goldcorp under the Goldcorp Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Goldcorp Offer. See "Subsequent Acquisition Transaction" below.

Treatment of Wheaton Options and Wheaton Warrants

        The Acquisition Agreement contains provisions relating to the treatment of Wheaton Options and Wheaton Warrants, as set out below.

  (a)
  No offer will be made by Goldcorp for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the Board of Directors may take the necessary actions to provide that (i) each Wheaton Option holder, other than the directors or senior officers of Wheaton, may, at his or her option, request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depository under the Goldcorp Offer (or such other person as Wheaton and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Shares to be received by such holder for the Wheaton Shares tendered to the Goldcorp Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option in the case of Wheaton Option holders other than the directors or senior officers of Wheaton, or shall, in the case of Wheaton Option holders who are directors or senior officers of Wheaton, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, the number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action will be conditional upon the take up of Wheaton Shares under the Goldcorp Offer.

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  (b)
  No offer will be made by Goldcorp for Wheaton Warrants. Upon the exercise of any Wheaton Warrants after a Subsequent Acquisition Transaction, a holder of Wheaton Warrants will receive, in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, that number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer, if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

  (c)
  Goldcorp will take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction and subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Shares on the basis described in paragraphs (a) and (b) above and, in the case of Wheaton Warrants, subject to any applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

Representations, Warranties and Covenants of Goldcorp

        The Acquisition Agreement contains customary representations and warranties on the part of Goldcorp relating to, among other things: Goldcorp's corporate status and reporting issuer status; Goldcorp's capitalization; Goldcorp's authority to enter into the Acquisition Agreement; and the approval of the board of directors of Goldcorp of the Goldcorp Offer. The representations and warranties also address certain matters relating to the business, operations and properties of Goldcorp and its subsidiaries including: material contracts; the absence of any Material Adverse Change; pension and employment matters; the accuracy of Goldcorp's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

        The Acquisition Agreement also contains customary negative and positive covenants of Goldcorp. Goldcorp has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Acquisition Agreement.

Representations, Warranties and Covenants of Wheaton

        The Acquisition Agreement contains customary representations and warranties of Wheaton relating to, among other things: Wheaton's corporate status and reporting issuer status; Wheaton's capitalization; Wheaton's authority to enter into the Acquisition Agreement; and the approval of the Board of Directors of its recommendation regarding the Goldcorp Offer. The representations and warranties also address certain matters relating to the business, operations and properties of Wheaton and its subsidiaries including: material contracts; the absence of any Material Adverse Change; pension and employment matters; the accuracy of Wheaton's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

        The Acquisition Agreement also contains customary negative and positive covenants of Wheaton. Wheaton has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Acquisition Agreement.

Goldcorp Shareholder Meeting

        The Acquisition Agreement requires Goldcorp to convene a special meeting of its shareholders by February 4, 2005 for the purpose of considering an ordinary resolution to approve the issuance by Goldcorp of the Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction.

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No Solicitation

        Each of Wheaton and Goldcorp has agreed that it will not, directly or indirectly, (a) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) approve or recommend any Acquisition Proposal, or (d) accept, support or enter into any agreement, arrangement or understanding related to any Acquisition Proposal. Each of Wheaton and Goldcorp has also agreed to (a) immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Acquisition Proposal, (b) refrain from waiving or varying any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of the Acquisition Agreement between it and any person considering any Acquisition Proposal and immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person, (c) in the case of Wheaton, promptly reaffirm its recommendation that Wheaton Shareholders accept the Goldcorp Offer after a determination by the Board of Directors that any Acquisition Proposal that has been publicly disclosed is not a Superior Proposal, and (d) in the case of Goldcorp, promptly recommend that Goldcorp shareholders not accept any Acquisition Proposal that is publicly disclosed, after a determination by the board of directors of Goldcorp that any such Acquisition Proposal is not a Superior Proposal (and shall include such recommendation in any directors' circular or other document sent to Goldcorp shareholders in response to any such Acquisition Proposal).

        Notwithstanding the foregoing, the board of directors of Wheaton or Goldcorp may consider or participate in discussions and enter into confidentiality agreements regarding a bona fide Acquisition Proposal that did not result from a breach of the terms of the Acquisition Agreement and is or could reasonably be expected to be a Superior Proposal. Prior to providing information to a third party proposing a Superior Proposal, Wheaton or Goldcorp, as applicable, must enter into a confidentiality agreement with such third party containing terms at least as favourable to Wheaton or Goldcorp, as applicable, as those contained in the Standstill and Confidentiality Agreement.

Notice of Acquisition Proposals

        Each of Wheaton and Goldcorp must immediately notify the other, at first orally and then promptly in writing, of any Acquisition Proposal that becomes known to it, or any amendment to any Acquisition Proposal, or any request for information relating to it or any of its subsidiaries in connection with any Acquisition Proposal or for access to the properties, books or records of it or any of its subsidiaries by any person that may be proposing, or has made a proposal for, any Acquisition Proposal. Such notice must include (i) a description of the material terms and conditions of the Acquisition Proposal, (ii) the identity of the person making the Acquisition Proposal, inquiry or contact, and (iii) such other details of the Acquisition Proposal, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton, as applicable, may reasonably request. Each of Wheaton and Goldcorp must also, upon request from the other, provide further notices of the status (including any change to the material terms) of any Acquisition Proposal or inquiry or contact.

Proceeding with a Superior Proposal

        Wheaton may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement and withdraw, modify or change its recommendation concerning the Goldcorp Offer in connection with a Superior Proposal, but only if:

  (a)
  Wheaton has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

  (b)
  a period (the "Response Period") of five business days has elapsed from the date on which Goldcorp received written notice from the Board of Directors that the Board of Directors determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

14

  (c)
  the Board of Directors has considered any amendment to the terms of the Goldcorp Offer that increases or modifies the consideration (or value of the consideration) to be received by the Wheaton Shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisors, that the Superior Proposal is more favourable to Wheaton Shareholders from a financial point of view than the Goldcorp Offer (with the amendments, if any, proposed by Goldcorp); and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

        Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement, but only if:

  (a)
  Goldcorp has provided Wheaton with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

  (b)
  the board of directors of Goldcorp has determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisors, that the Superior Proposal is more favourable to the shareholders of Goldcorp from a financial point of view than the Goldcorp Offer; and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

        Goldcorp represented and warranted that the board of directors of Goldcorp has determined by formal resolution that the proposed offer for Goldcorp Shares announced by Glamis Gold Ltd. on December 16, 2004 is not a Superior Proposal and accordingly, Goldcorp and Wheaton have agreed that such proposal is not a Superior Proposal for the purposes of the Acquisition Agreement.

Right to Match

        During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Goldcorp Offer. The Board of Directors is required to review any such proposal by Goldcorp to amend the terms of the Goldcorp Offer, including, without limitation, an increase in, or modification of, the consideration to be received by the Wheaton Shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Goldcorp is responding would be a Superior Proposal when assessed against the Goldcorp Offer as it is proposed by Goldcorp to be amended. If the Board of Directors does not determine that the Acquisition Proposal is a Superior Proposal, the Board of Directors will promptly reaffirm its recommendation of the Goldcorp Offer (as so amended by Goldcorp).

Termination

        The Acquisition Agreement may be terminated, by written notice promptly given to the other party, at any time prior to the time the Offerors first take up and pay for Wheaton Shares under the Goldcorp Offer, in the following circumstances:

  (a)
  by either Goldcorp or Wheaton, if the Offerors have not taken up and paid for Wheaton Shares under the Goldcorp Offer on or before the Expiry Date, or Goldcorp or Wheaton, as applicable, shall have concluded, acting reasonably, that a condition to the Goldcorp Offer is not capable of satisfaction on or before the Expiry Date (excluding where the Acquisition Agreement may be terminated pursuant to (i) below), unless the reason for the Offerors not so taking up and paying for the Wheaton Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate the Acquisition Agreement to perform any of the obligations under the Acquisition Agreement required to be performed by such party;

  (b)
  by Goldcorp, if the Goldcorp Offer terminates or expires at the Expiry Time without the Offerors taking up and paying for any Wheaton Shares due to the non-satisfaction of any condition set forth in

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    the Goldcorp Offer that has not been waived, other than as a result of Goldcorp's failure to perform any of its obligations under the Acquisition Agreement;

  (c)
  by either Goldcorp or Wheaton, if the Board of Directors withdraws, modifies or changes its recommendation concerning the Goldcorp Offer to proceed with a Superior Proposal;

  (d)
  by Goldcorp, if the Board of Directors approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of an Acquisition Proposal;

  (e)
  by either Goldcorp or Wheaton, if the board of directors of Goldcorp determines to accept, approve, recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal;

  (f)
  by Wheaton, if the board of directors of Goldcorp approves, recommends or accepts, or enters into an agreement, undertaking or arrangement in respect of an Acquisition Proposal;

  (g)
  by either Goldcorp or Wheaton, if the other party has not complied or cannot comply in all material respects with its covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Expiry Time, or if any of its representations and warranties under the Acquisition Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties;

  (h)
  by Wheaton, if there has occurred after December 23, 2004, any Material Adverse Change of Goldcorp;

  (i)
  by either Goldcorp or Wheaton, if the shareholders of Goldcorp do not approve the issuance by Goldcorp of Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction by at least a majority of the votes cast by the shareholders of Goldcorp, present in person or represented by proxy, at the special meeting of the shareholders of Goldcorp called to consider an ordinary resolution to approve such issuance; or

  (j)
  by either Goldcorp or Wheaton, if an Acquisition Proposal in respect of the other party is completed.

Termination Fee

        The Acquisition Agreement provides that Wheaton is required to pay to Goldcorp a termination fee of US$35 million if:

  (a)
  the Acquisition Agreement is terminated in the circumstances described in paragraphs (c) or (d) under "—Termination" above;

  (b)
  if the Board of Directors fails to reaffirm its recommendation of the Goldcorp Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal; or

  (c)
  on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Wheaton is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Goldcorp Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

        The Acquisition Agreement provides that Goldcorp is required to pay to Wheaton a termination fee of US$35 million if:

  (a)
  the Acquisition Agreement is terminated in the circumstances described in paragraphs (e), (f) or (i) under "—Termination" above (including where the shareholders of Goldcorp do not approve the issuance of Goldcorp Shares pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction); or

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  (b)
  on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Goldcorp Offer is not commenced or completed, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

        In the event that the Acquisition Agreement is terminated as a result of a party's failure to comply with its respective covenants and obligations under the Acquisition Agreement or as a result of such party's representations and warranties under the Acquisition Agreement not being true and correct and the terminating party has complied with its covenants and obligations and its representations and warranties are true and correct, such party is required to pay to the terminating party a termination fee of US$35 million.

OWNERSHIP OF SECURITIES OF WHEATON

        The names of the directors and senior officers of Wheaton, the positions held by them with Wheaton and the designation, percentage of class and number of securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Wheaton Beneficially Owned, Directly or Indirectly(1)
Name	Position with Wheaton	Wheaton Shares(2)		Wheaton Warrants(3)		Wheaton Options	% Options Outstanding
Ian W. Telfer	Chairman and Chief Executive Officer	340,000		35,000	(4)	6,300,000	30%
John Bell	Director	Nil		Nil		250,000	1%
Lawrence Bell	Director	Nil		Nil		500,000	2%
Douglas Holtby	Director	150,000	(5)	50,000	(5)(6)	550,000	3%
Eduardo Luna	Executive Vice President and Director	6,700		Nil		831,666	4%
Antonio Madero	Director	Nil	(7)	Nil		550,000	3%
Ian J. McDonald	Director	203,205	(8)	12,500	(4)(8)	250,000	1%
Peter Barnes	Executive Vice President and Chief Financial Officer	9,700		Nil		600,000	3%
Russell Barwick	Executive Vice President and Chief Operating Officer	Nil		Nil		1,350,000	6%
Paul M. Stein	Secretary	10,200		46,250	(4)	250,000	1%

(1)
The information as to securities of Wheaton beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective directors and senior officers.

(2)
The number of Wheaton Shares indicated in the column represents, in each case, less than 1% of the outstanding Wheaton Shares.

(3)
The number of Wheaton Warrants indicated in the column represents, in each case, less than 1% of the outstanding Wheaton Warrants.

(4)
Series "A" common share purchase warrants of Wheaton (the "Series "A" Warrants") which are each exercisable into one Wheaton Share at a price of $1.65 at any time until May 30, 2007.

(5)
The securities are held by Arbutus Road Investments Inc. Mr. Holtby is the sole shareholder and President of Arbutus Road Investments Inc.

(6)
Series "B" common share purchase warrants of Wheaton (the "Series "B" Warrants") which are each exercisable into one Wheaton Share at a price of $3.10 at any time until August 25, 2008.

(7)
SANLUIS Corporación, S.A. de C.V. indirectly owns 8,000,000 Wheaton Shares. Mr. Madero is Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(8)
Glencairn Gold Corporation owns one Wheaton Share and 12,500 Series "B" Warrants. Mr. McDonald is a director of Glencairn Gold Corporation.

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        To the knowledge of the directors and senior officers of Wheaton, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Wheaton, except as set forth below, and no person or company acting jointly or in concert with Wheaton owns any securities of Wheaton.

Name	No. of Wheaton Shares		% of Outstanding Wheaton Shares
Fidelity fund and trust accounts(1)	72,950,910	(2)	12.75%

(1)
Comprised of Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

(2)
This number has been obtained from securities filings made by the Fidelity fund and trust accounts dated January 5, 2004 and has not been verified by Wheaton.

        Except in the case of directors, senior officers and their respective associates and Fidelity fund and trust accounts, the foregoing is based on an examination of Wheaton's securities registers.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        Wheaton has made reasonable enquiries of its directors and senior officers, and their respective associates, and they have all indicated their intention to accept the Goldcorp Offer and tender their Wheaton Shares to the Offer.

ARRANGEMENTS OR AGREEMENTS REGARDING GOLDCORP

        Except as described above under "Agreements with Goldcorp — Acquisition Agreement — Management and Directors", no contract or arrangement or agreement has been made, or is proposed to be made, between Goldcorp and any of the directors or senior officers of Wheaton relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

        None of the directors or senior officers of Wheaton is a director or senior officer of Goldcorp or any of its subsidiaries.

ARRANGEMENTS OR AGREEMENTS REGARDING WHEATON

        Except as disclosed in this Directors' Circular, no contract or arrangement or agreement has been made, or is proposed to be made, between Wheaton and any of the directors or senior officers of Wheaton pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Goldcorp Offer is successful.

        Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Eduardo Luna as Executive Vice President and Russell Barwick as Executive Vice President and Chief Operating Officer. The employment agreements with each of Messrs. Telfer, Barnes, Luna and Barwick provide for severance payments of three years' salary, in the case of Messrs. Telfer, Luna and Barwick, and two years' salary in the case of Mr. Barnes, to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. A "change of control" is defined in such agreements as the acquisition by any person or persons acting jointly and in concert of in excess of 50% of the issued and outstanding Wheaton Shares. The successful completion of the Goldcorp Offer would constitute a "change of control" within the meaning of these agreements. However, Messrs. Telfer, Barnes, Luna and Barwick have indicated that they do not intend to exercise their rights to terminate their respective agreements and receive severance payments following the change of control and have agreed to continue their employment with the Combined Company as described above under "Recommendation of the Special Committee to the Board of Directors".

        Luismin, S.A. de C.V. ("Luismin"), a wholly-owned subsidiary of Wheaton, has entered into employment agreements with Salvador Garcia and Luis Muruato. Under Mexican labour laws, Messrs. Garcia and Muruato are entitled to a severance payment of 90 days plus 20 days for each year of seniority in the event that their

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employment is terminated by Luismin for any reason whatsoever. Mr. Garcia has been employed by Luismin since September 17, 1990 and Mr. Muruato has been employed by Luismin since July 25, 1987.

MATERIAL CONTRACTS

        None of the directors or senior officers of Wheaton, and to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates, has any interest in any material contract to which Goldcorp is a party.

TRADING IN SECURITIES OF WHEATON

        Neither Wheaton nor any of the directors or senior officers of Wheaton and to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons' associates, or any person acting jointly or in concert with Wheaton, has traded in Wheaton Shares during the six-month period preceding the date hereof except for the trades listed below and under the heading below entitled "Issuances of Securities of Wheaton".

Name	Nature of Trade	Date of Trade	Designation and No. of Securities	Price per Security
Ian W. Telfer	Sale in public market	November 16, 2004	35,000 Wheaton Shares	$4.26
	Sale in public market	November 16, 2004	150,000 Wheaton Shares	$4.27
	Sale in public market	November 16, 2004	30,000 Wheaton Shares	$4.28
	Sale in public market	November 16, 2004	35,000 Wheaton Shares	$4.29
	Sale in public market	November 17, 2004	250,000 Wheaton Shares	$4.31
	Sale in public market	November 17, 2004	200,000 Wheaton Shares	$4.32
Lawrence Bell	Sale in public market	January 26, 2004	40,000 Wheaton Shares	$3.45
	Sale in public market	January 26, 2004	1,600 Wheaton Shares	$3.47
	Sale in public market	January 26, 2004	8,400 Wheaton Shares	$3.43
Douglas Holtby	Sale in public market	November 17, 2004	100,000 Wheaton Shares	$4.33
Antonio Madero	Sale in public market	September 10, 2004	250,000 Wheaton Shares	$3.36
	Sale in public market	September 15, 2004	200,000 Wheaton Shares	$3.46
Ian J. McDonald	Sale in public market	July 12, 2004	200,000 Wheaton Shares	$3.87
	Sale in public market	July 15, 2004	200,000 Wheaton Shares	$3.87
	Sale in public market	August 13, 2004	100,000 Wheaton Shares	$3.15
	Sale in public market	August 19, 2004	20,000 Wheaton Shares	$3.53
	Sale in public market	August 19, 2004	11,000 Wheaton Shares	$3.52
	Sale in public market	August 19, 2004	39,000 Wheaton Shares	$3.51
	Sale in public market	August 19, 2004	30,000 Wheaton Shares	$3.50
	Sale in public market	September 30, 2004	50,000 Wheaton Shares	$3.93
Peter Barnes	Sale in public market	September 14, 2004	60,000 Wheaton Shares	$3.51
	Sale in public market	September 14, 2004	40,000 Wheaton Shares	$3.52
	Sale in public market	September 29, 2004	10,000 Wheaton Shares	$3.84
	Sale in public market	September 29, 2004	60,000 Wheaton Shares	$3.82
	Sale in public market	September 29, 2004	30,000 Wheaton Shares	$3.83
	Sale in public market	September 30, 2004	12,900 Wheaton Shares	$4.00
	Sale in public market	September 30, 2004	37,100 Wheaton Shares	$4.01
	Sale in public market	November 16, 2004	100,000 Wheaton Shares	$4.33
	Sale in public market	November 17, 2004	100,000 Wheaton Shares	$4.35
Paul M. Stein	Sale in public market	October 4, 2004	30,000 Wheaton Shares	$4.01
	Sale in public market	November 29, 2004	65,000 Wheaton Shares	$4.10

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ISSUANCES OF SECURITIES OF WHEATON

        No securities of Wheaton have been issued to the directors or senior officers of Wheaton during the two-year period preceding the date hereof, other than as indicated below.

Shares

        The following table sets forth the Wheaton Shares that have been issued to Wheaton directors and senior officers during the two-year period preceding the date hereof.

Name	Nature of Issue	No. of Shares Issued	Price per Security		Date Issued
Ian W. Telfer	Option exercise	750,000	$0.57		December 3, 2003
	Subscription Receipt exercise(1)	140,000	Nil		March 24, 2003
	Option exercise	250,000	$0.57		November 16, 2004
	Option exercise	450,000	$1.16		November 17, 2004
Lawrence Bell	Option exercise	50,000	$1.60		January 26, 2004
Douglas Holtby	Purchase — public offering(2)	100,000	$3.15	(2)	October 14, 2003
Eduardo Luna	Option exercise	433,334	$1.16		November 28, 2003
	Option exercise	350,000	$1.40		November 28, 2003
	Option exercise	800,000	$1.60		November 28, 2003
Antonio Madero	Option exercise	250,000	$1.16		September 10, 2004
	Option exercise	200,000	$1.40		September 15, 2004
Ian J. McDonald	Subscription Receipt exercise(1)	50,000	Nil		March 24, 2003
	Option exercise	230,000	$0.41		April 2, 2003
	Option exercise	150,000	$0.35		January 2, 2004
	Option exercise	100,000	$1.16		July 13, 2004
	Option exercise	200,000	$1.40		July 13, 2004
	Option exercise	300,000	$1.60		July 13, 2004
Peter Barnes	Purchase — public offering	4,700	$1.27		March 4, 2003
	Purchase — public offering	5,000	$1.13		March 11, 2003
	Option exercise	100,000	$1.40		November 26, 2003
	Option exercise	59,500	$1.40		December 8, 2003
	Option exercise	40,500	$1.40		December 9, 2003
	Option exercise	100,000	$1.40		January 5, 2004
	Option exercise	100,000	$1.40		September 14, 2004
	Option exercise	50,000	$1.40		September 29, 2004
	Option exercise	50,000	$1.60		September 29, 2004
	Option exercise	50,000	$1.60		September 30, 2004
	Option exercise	100,000	$1.60		November 16, 2004
	Option exercise	100,000	$1.60		November 17, 2004
Paul M. Stein	Special Warrant exercise(3)	75,000	Nil		August 23, 2002
	Subscription Receipt exercise(1)	35,000	Nil		March 24, 2003
	Warrant exercise	60,000	$0.75		May 22, 2003
	Option exercise	10,000	$0.35		January 5, 2004

(1)
Issued upon exercise of previously purchased subscription receipts for no additional consideration. The subscription receipts were issued at a price of $1.45 per subscription receipt, each subscription receipt being comprised of one Wheaton Share and one-quarter of one Series "A" Warrant.

(2)
Issued to Arbutus Road Investments Inc. as part of units purchased pursuant to a public offering which was completed by Wheaton on October 14, 2003. Each unit had a price of $3.15 and was comprised of one Wheaton Share and one-half of a Series "B" Warrant. Mr. Holtby is the sole shareholder and President of Arbutus Road Investments Inc.

(3)
Issued upon exercise of previously purchased special warrants for no additional consideration. The special warrants were issued at a price of $1.15 per special warrant, each special warrant being comprised of one Wheaton Share and one-half of one Series "A" Warrant.

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Options

        The following table sets forth the options to acquire Wheaton Shares that have been granted pursuant to the Wheaton Share Option Plan to Wheaton directors and senior officers during the two-year period preceding the date hereof.

Name	No. of Options Granted	Exercise Price per Security	Date Granted	Expiry Date
Ian W. Telfer	1,000,000	$1.40	February 27, 2003	February 27, 2006
	2,500,000	$1.60	June 13, 2003	June 13, 2008
	2,500,000	$3.25	November 17, 2003	November 17, 2008
John Bell	250,000	$3.75	December 3, 2004	December 3, 2009
Lawrence Bell	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Douglas Holtby	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Eduardo Luna	350,000	$1.40	February 27, 2003	February 27, 2006
	800,000	$1.60	June 13, 2003	June 13, 2008
	615,000	$3.25	November 17, 2003	November 17, 2008
Antonio Madero	200,000	$1.40	February 27, 2003	February 27, 2006
	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Ian J. McDonald	200,000	$1.40	February 27, 2003	February 27, 2006
	300,000	$1.60	June 13, 2003	June 13, 2008
	250,000	$3.25	November 17, 2003	November 17, 2008
Peter Barnes	450,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	500,000	$3.25	November 17, 2003	November 17, 2008
Russell Barwick	450,000	$1.40	February 27, 2003	February 27, 2006
	400,000	$1.60	June 13, 2003	June 13, 2008
	500,000	$3.25	November 17, 2003	November 17, 2008
Paul M. Stein	100,000	$1.60	June 13, 2003	June 13, 2008
	100,000	$3.25	November 17, 2003	November 17, 2008

Wheaton Warrants

        The following table sets forth the common share purchase warrants of Wheaton that have been issued to Wheaton directors and senior officers during the two-year period preceding the date hereof.

Name	Nature of Issue	No. of Warrants Issued	Price per Security	Date Issued
Ian W. Telfer	Subscription Receipt exercise(1)	35,000 Series "A"	Nil	March 24, 2003
Douglas Holtby	Purchase — public offering(2)	50,000 Series "B"	$3.15(2)	October 14, 2003
Ian J. McDonald	Subscription Receipt exercise(1)	12,500 Series "A"	Nil	March 24, 2003
Paul M. Stein	Special Warrant exercise(3)	37,500 Series "A"	Nil	August 23, 2002
	Subscription Receipt exercise(1)	8,750 Series "A"	Nil	March 24, 2003

(1)
Issued upon exercise of previously purchased subscription receipts for no additional consideration. The subscription receipts were issued at a price of $1.45 per subscription receipt, each subscription receipt being comprised of one Wheaton Share and one-quarter of one Series "A" Warrant.

(2)
Issued to Arbutus Road Investments Inc. as part of units purchased pursuant to a public offering which was completed by Wheaton on October 14, 2003. Each unit had a price of $3.15 and was comprised of one Wheaton Share and one-half of a Series "B" Warrant. Mr. Holtby is the sole shareholder and President of Arbutus Road Investments Inc.

(3)
Issued upon exercise of previously purchased special warrants for no additional consideration. The special warrants were issued at a price of $1.15 per special warrant, each special warrant being comprised of one Wheaton Share and one-half of one Series "A" Warrant.

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OWNERSHIP OF SECURITIES OF GOLDCORP

        None of Wheaton or the directors or senior officers of Wheaton or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Wheaton, owns, directly or indirectly, or exercises control or direction over, any securities of Goldcorp.

TRADING PRICES

        On December 3, 2004, the last trading day prior to the public announcement by Goldcorp and Wheaton of the intention of Goldcorp to make the proposed Goldcorp Offer, the closing price of the Wheaton Shares on the TSX was $3.76.

        On December 24, 2004 (the last trading day before the date of this Directors' Circular), the closing price of the Wheaton Shares on the TSX was $4.03.

TREATMENT OF WHEATON OPTIONS AND WHEATON WARRANTS

        Under the Acquisition Agreement, Goldcorp has agreed to take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options (both vested and unvested) and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Shares on the basis described in the paragraphs below.

Wheaton Options

        As at December 23, 2004, 20,931,497 Wheaton Options were outstanding.

        Options granted under the Wheaton Share Option Plan have the terms and conditions, including exercise prices, vesting and expiration, established by the Board of Directors, from time to time, provided that the pricing of options must be in accordance with the requirements of the TSX. Such options must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or any regulations made pursuant to the Wheaton Share Option Plan may require and the exercise price cannot be less than the market price for the Wheaton Shares at the time of the grant of options.

        In the event of a change of control, including the acquisition by any person, entity or group of persons acting jointly or in concert of 20% or more of the Wheaton Shares, all Wheaton Options become immediately exercisable, notwithstanding any previous determination by the Board. The completion of the Goldcorp Offer is a change of control under the Wheaton Share Option Plan and, accordingly, all Wheaton Options will become exercisable upon the completion of the Goldcorp Offer.

        The Wheaton Share Option Plan provides that in the event of, among other things, an exchange of shares, the Board of Directors may make such provision for the protection of the rights of the participants in the Wheaton Share Option Plan as the Board of Directors, in its discretion, deems appropriate. The determination of the Board as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties. The Goldcorp Offer constitutes an event entitling the Board of Directors to make such provision.

        No offer will be made by Goldcorp for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the Board of Directors will take the necessary actions to provide that (i) each Wheaton Option holder other than the directors or senior officers of Wheaton, may, at his or her option request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depository under the Goldcorp Offer (or such other person as Wheaton and Goldcorp may agree) for and on behalf of such option holder of such number of Goldcorp Shares to be received by such holder for the Wheaton Shares tendered to the Goldcorp Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option, in the case of Wheaton Option holders other than the directors or senior officers of Wheaton, or shall, in the case of Wheaton Option holders who are directors or senior officers of Wheaton, receive upon the exercise of such options after a Subsequent Acquisition Transaction

22

in accordance with the terms of such options, the number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer, if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action will be conditional upon the take up of Wheaton Shares under the Goldcorp Offer.

Wheaton Warrants

        No offer will be made by Goldcorp for Wheaton Warrants. By virtue of the amalgamation to effect the Subsequent Aquisition Transaction and in accordance with the warrant indentures governing the Wheaton Warrants, upon the exercise of any Wheaton Warrants after any Subsequent Acquisition Transaction, the holder of Wheaton Warrants will receive, in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, that number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Goldcorp Offer, if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Under the Acquisition Agreement, Goldcorp has agreed to take all necessary steps to ensure that the Wheaton Warrants, subject to any applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

SUBSEQUENT ACQUISITION TRANSACTION

        Under the Acquisition Agreement, if the Minimum Tender Condition is satisfied, Goldcorp must take all necessary steps to proceed with, as soon as practicable, a Subsequent Acquisition Transaction so that Goldcorp may acquire all of the Wheaton Shares that were not acquired by Goldcorp under the Goldcorp Offer. Goldcorp will be required to propose a Subsequent Acquisition Transaction as soon as practicable and in any event within 120 days of the expiry of the Goldcorp Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Goldcorp Offer.

        In the event that the Minimum Tender Condition is satisfied, but Goldcorp acquires less than 66 2/3% of the outstanding Wheaton Shares on a fully-diluted basis under the Goldcorp Offer, there can be no assurance that a Subsequent Acquisition Transaction can be completed. Goldcorp may not be able to complete a Subsequent Acquisition Transaction if a sufficient number of Wheaton Options and Wheaton Warrants are exercised following Goldcorp's acquisition of Wheaton Shares under the Goldcorp Offer, and a sufficient number of Wheaton Shares issued upon the exercise of such Wheaton Options and Wheaton Warrants (together with Wheaton Shares not tendered to the Goldcorp Offer) are voted against a Subsequent Acquisition Transaction at the special meeting of Wheaton Shareholders held to consider such Subsequent Acquisition Transaction.

        The Special Committee considered this possibility, but concluded that there is minimal risk of a Subsequent Acquisition Transaction not being completed if the Minimum Tender Condition is satisfied.

NO MATERIAL CHANGES

        Directors and senior officers of Wheaton are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Wheaton since September 30, 2004, being the date of the last published unaudited interim consolidated financial statements of Wheaton, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at www.sedar.com and are incorporated herein by reference.

OTHER INFORMATION

        Except as disclosed in this Directors' Circular, there is no information that is known to the directors of Wheaton which would reasonably be expected to affect the decision of the Wheaton Shareholders to accept or reject the Goldcorp Offer.

23

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides security holders of Wheaton with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS' CIRCULAR

        The contents of this Directors' Circular and the delivery thereof have been approved and authorized by the Board of Directors.

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CONSENT OF FINANCIAL ADVISORS

December 29, 2004
Special Committee of the Board of Directors
Wheaton River Minerals Ltd.
c/o Douglas Holtby, Chair of the Special Committee
c/o Farris, Vaughan, Wills & Murphy
25th Floor
700 West Georgia Street
Vancouver, BC V7W 2L5

To the Directors of Wheaton River Minerals Ltd. ("Wheaton"):

        In connection with the offer dated December 29, 2004 (the "Goldcorp Offer") made by Goldcorp Inc. to acquire all of the issued and outstanding common shares of Wheaton (the "Wheaton Shares"), attached is our opinion letter dated December 20, 2004 with respect to the fairness of the share exchange ratio under the Goldcorp Offer from a financial point of view to the holders of the Wheaton Shares.

        In that regard, we hereby consent to the reference to, and the summary of, our opinion letter in the Directors' Circular dated December 29, 2004 of Wheaton and to the inclusion of a copy of our opinion letter in the Directors' Circular.

                        Yours very truly,
                        (Signed)                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                        INCORPORATED

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CERTIFICATE

December 29, 2004

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Wheaton Shares subject to the Goldcorp Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

(Signed) IAN W. TELFER Director	(Signed) DOUGLAS HOLTBY Director

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APPENDIX "A"

GLOSSARY

        In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"Acquisition Agreement" means the acquisition agreement dated December 23, 2004 between Wheaton and Goldcorp pursuant to which the Goldcorp Offer has been made.

"Acquisition Proposal" means, in respect of Wheaton or Goldcorp, any proposal or offer made by any person, other than the other party and its affiliates, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise, including, for greater certainty, the proposed offer for Goldcorp Shares announced by Glamis Gold Ltd. on December 16, 2004), that could result in any person (or group of persons acting jointly or in concert), other than the other party and its affiliates, acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of it and its subsidiaries, on a consolidated basis; or (ii) together with any of its common shares or any equity shares or voting shares of any of its subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 10% or more of its common shares or the equity shares or voting shares of any of its subsidiaries.

"Board of Directors" or "Board" means the Board of Directors of Wheaton.

"Combined Company" means the corporation resulting from the acquisition by Goldcorp of all of the issued and outstanding shares of Wheaton, including the subsidiary resulting from the amalgamation of Subco and Wheaton pursuant to the Subsequent Acquisition Transaction.

"Davies" means Davies Ward Phillips & Vineberg LLP, legal counsel to Wheaton.

"Endeavour Financial" means Endeavour Financial Corporation, financial advisors to Wheaton.

"Exchange Ratio" means the ratio of 0.25 of a Goldcorp Share for one Wheaton Share.

"Farris" means Farris, Vaughan, Wills & Murphy, legal counsel to the Special Committee.

"Goldcorp" means Goldcorp Inc.

"Goldcorp Circular" means the Goldcorp Offer together with the take-over bid circular of the Offerors dated December 29, 2004.

"Goldcorp Offer" means the offer by the Offerors to acquire the outstanding Wheaton Shares made on December 29, 2004, all as described in the take-over bid circular filed by Goldcorp with the securities commissions in each of the provinces of Canada on December 29, 2004 and in the Registration Statement on Form F-10 filed by Goldcorp with the SEC on December 29, 2004.

"Goldcorp Shares" means common shares in the capital of Goldcorp.

"Material Adverse Change" means, in respect of Goldcorp or Wheaton, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Goldcorp or Wheaton, any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and its subsidiaries, or Wheaton and its subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold, copper or silver mining industries in general and which does not have a materially disproportionate effect on Goldcorp and its subsidiaries on a consolidated basis, or Wheaton and its subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; or (iv) relating to changes in currency exchange rates.

"Merrill Lynch" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisors to Wheaton.

A-1

"Merrill Lynch Fairness Opinion" means the opinion of Merrill Lynch dated December 20, 2004 in respect of the Exchange Ratio, a copy of which is attached to this Directors' Circular as Appendix "B".

"Offerors" means, collectively, Goldcorp and Subco.

"SEC" means the Securities and Exchange Commission of the United States of America.

"Special Committee" means the special committee of the Board of Directors consisting of Douglas Holtby (as Chair), Lawrence Bell and Ian McDonald formed to consider and evaluate the Transaction.

"Standstill and Confidentiality Agreement" means the standstill and confidentiality agreement dated as of December 3, 2004 between Goldcorp and Wheaton.

"Subco" means Goldcorp Acquisition ULC, a wholly-owned subsidiary of Goldcorp.

"Subsequent Acquisition Transaction" means a transaction to acquire any Wheaton Shares not tendered to the Goldcorp Offer, involving the continuance of Wheaton under the laws of the Province of Nova Scotia followed by the amalgamation of Wheaton and Subco (pursuant to which Wheaton Shareholders other than Goldcorp or Subco would receive Goldcorp Shares directly from Goldcorp), and otherwise satisfying, in Wheaton's opinion, the requirements for qualifying, together with the Goldcorp Offer as a single integrated transaction, as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes.

"Superior Proposal" means a written unsolicited bona fide Acquisition Proposal, in respect of which the board of directors of Wheaton or Goldcorp, as applicable, has determined by formal resolution, passed in good faith and acting reasonably after consultation with its financial advisors and outside legal counsel, that is or could reasonably be expected to, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to the Wheaton Shareholders or the shareholders of Goldcorp, as applicable, than the Goldcorp Offer, but only if and to the extent that the board of directors of Wheaton or Goldcorp, as applicable, also has determined by formal resolution, in good faith and acting reasonably, after considering the opinion of its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors of Wheaton or Goldcorp, as applicable.

"Transaction" means the acquisition of Wheaton by Goldcorp pursuant to the Goldcorp Offer and the Subsequent Acquisition Transaction, and includes the other transactions contemplated by the Acquisition Agreement.

"TSX" means the Toronto Stock Exchange.

"Wheaton" means Wheaton River Minerals Ltd.

"Wheaton Options" means options of Wheaton issued pursuant to or governed by the Wheaton Share Option Plan.

"Wheaton Share Option Plan" means, collectively, the share option plans of Wheaton adopted in 1995 and 2001.

"Wheaton Shareholders" means holders of Wheaton Shares.

"Wheaton Shares" means common shares in the capital of Wheaton.

"Wheaton Warrants" means (i) the 54,716,772 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,716,772 Wheaton Shares at a price of $1.65 per Wheaton Share issued pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,341,837 Series "A" Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,341,837 Wheaton Shares at a price of $1.65 per Wheaton Share issued pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,296,174 Series "B" Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,296,174 Wheaton Shares at a price of $3.10 per Wheaton Share issued pursuant to the warrant indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, as supplemented by supplemental indentures dated October 14, 2003 and January 8, 2004.

A-2

APPENDIX "B"
MERRILL LYNCH FAIRNESS OPINION

                          Merrill Lynch, Pierce, Fenner & Smith Incorporated

                          4 World Financial Center
                          250 Vesey Street
                          New York, New York    10080

December 20, 2004

Special Committee of the Board of Directors
Wheaton River Minerals Ltd.
Waterfront Centre
Suite 1560
200 Burrard Street
Vancouver, B.C. V6C 3L6

Members of the Special Committee of the Board:

        Wheaton River Minerals Ltd. (the "Company") and Goldcorp Inc. ("Goldcorp") propose to enter into an Acquisition Agreement (the "Agreement") pursuant to which Goldcorp will make an offer to acquire all of the Common Shares (the "Company Common Shares") of the Company (the "Business Combination"). Pursuant to the Business Combination, the proposed exchange ratio (the "Exchange Ratio") for each Company Common Share will be 0.250 Goldcorp Common Shares. Pursuant to the Agreement, if the Minimum Tender Condition (as defined in the Agreement) is satisfied, Goldcorp will proceed with a Subsequent Acquisition Transaction (as defined in the Agreement) to acquire all of the Company Common Shares that are not acquired by Goldcorp under its offer to acquire the Company Common Shares.

        You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares.

        In arriving at the opinion set forth below, we have, among other things:

(1)
reviewed certain publicly available business and financial information relating to the Company and Goldcorp that we deemed to be relevant;

(2)
reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Goldcorp, as well as information provided to us by the Company and Goldcorp, regarding the amount and timing of the cost savings and synergies expected to result from the Business Combination (the "Expected Synergies");

(3)
conducted discussions with members of senior management and representatives of the Company and Goldcorp concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Business Combination and the Expected Synergies;

(4)
reviewed historical metal commodity prices and foreign exchange rates and considered the impact of various commodity pricing and foreign exchange rate assumptions on the respective businesses, prospects and financial forecasts of the Company and Goldcorp;

(5)
reviewed the market prices and valuation multiples for the Company Common Shares and Goldcorp Common Shares and compared such prices and multiples with those of certain publicly traded companies that we deemed to be relevant;

(6)
reviewed the results of operations of the Company and Goldcorp and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7)
reviewed the operating and financial forecasts and price targets of research analysts that provide coverage of the Company and Goldcorp;

(8)
compared the proposed terms of the Business Combination with the terms of certain other transactions that we deemed to be relevant;

(9)
participated in certain due diligence discussions among representatives of the Company and Goldcorp and their financial and legal advisors;

(10)
reviewed the potential pro forma impact of the Business Combination;

(11)
reviewed the relative contributions of the Company and Goldcorp to the combined entity on various metrics, including revenues, earnings before interest, depreciation and amortization, earnings and cash flow;

(12)
reviewed a draft of the Agreement dated December 20, 2004; and

(13)
reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Goldcorp or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or Goldcorp under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Goldcorp or their respective subsidiaries. With respect to the financial forecast information furnished to or discussed with us by the Company or Goldcorp, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and/or Goldcorp's management as to the expected future financial performance of the Company and/or Goldcorp, as the case may be. We have further assumed that the Business Combination will be accounted for as a purchase under Canadian generally accepted accounting principles and that Goldcorp is deemed to be the acquiring entity for accounting purposes. We have assumed that the Business Combination will be completed and that all of the Company Common Shares will be acquired by Goldcorp pursuant to the Business Combination and a Subsequent Acquisition Transaction. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for, or in connection with, the Business Combination, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Business Combination.

        In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

        We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Business Combination and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and Goldcorp and/or their respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Common Shares and other securities of the Company, as well as the Goldcorp Common Shares and other securities of Goldcorp, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of both the Special Committee of the Board and the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Business Combination and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Common Shares pursuant to the proposed Business Combination. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Shares. In addition, our opinion does not address the tax consequences of the Business Combination to the holders of the Company Common Shares.

        We are not expressing any opinion herein as to the prices at which the Company Common Shares or the Goldcorp Common Shares will trade following the announcement or consummation of the Business Combination.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares.

                        Yours very truly,
                        (Signed)                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                        INCORPORATED

Any questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2
Toll Free: 1-866-749-5464 Facsimile: 416-867-2271 Toll-Free Facsimile: 1-866-545-5580

Exhibit (a)(2)

WHEATON RIVER MINERALS LTD. Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Phone: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
December 5, 2004	American Stock Exchange: WHT

Goldcorp and Wheaton River to Create World's Lowest Cost, Million Ounce Gold Producer

Goldcorp Inc. (TSX:G) (NYSE:GG) and Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announce that they have reached an agreement in principle to combine to create the world's lowest cost, million ounce gold producer. The combination would be effected through a share exchange take-over bid where Goldcorp would offer 1 common share of Goldcorp for every 4 common shares of Wheaton River.

Highlights of the combined company would include:

  •
  Production — 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce.

  •
  Growth — production expected to grow to 1.5 million ounces of gold by 2007.

  •
  Balance Sheet — strong balance sheet with over US$500 million in cash and gold bullion, with no debt.

  •
  Reserves — proven and probable reserves of 10.5 million ounces plus additional measured and indicated, and inferred resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged.

  •
  Liquidity — combined daily average trading liquidity of over US$60 million.

  •
  Market Capitalization — expected to be approximately US$5 billion.

  •
  Goldcorp's offer represents:

  •
  a value of Cdn$4.29 for each Wheaton River common share based on the December 3, 2004 closing price (Cdn$17.15) of Goldcorp common shares on the Toronto Stock Exchange.

  •
  a premium of approximately 7% to Wheaton River's average closing market price for the previous 30 days on the Toronto Stock Exchange.

The making of the offer is subject to board approval of a definitive agreement between Goldcorp and Wheaton River, the satisfactory completion of due diligence investigations and the receipt by Wheaton River of an opinion from its financial advisor that the consideration offered under the offer is fair, from a financial point of view, to its shareholders. Goldcorp and Wheaton River have agreed to negotiate exclusively with each other for 21 days and to exchange confidential information with a view to completing their due diligence investigations and settling a definitive agreement as soon as possible.

"This is a great combination! It achieves our strategic goals for production growth, diversification, financial strength and senior management. I am confident that the new Goldcorp will be uniquely positioned in the gold industry to accelerate the growth of value for our shareholders" said Robert R. McEwen, Chairman and Chief Executive Officer of Goldcorp.

"Goldcorp owns one of the richest gold mines in the world. The combination of Wheaton River and Goldcorp doubles gold production, maintains the lowest costs in the industry and provides a strong platform for future growth" said Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River.

Under the agreement in principle, Mr. McEwen would remain the Chairman of the Board and Mr. Telfer would become Chief Executive Officer of the combined company upon completion of the offer. The board of directors would be comprised of ten members, of which five would be current directors of Wheaton River.

If a definitive agreement is reached and the offer is made, it would be conditional on Goldcorp acquiring at least 66 2/3% of Wheaton River's common shares calculated on an undiluted basis and other customary conditions. In addition, Goldcorp would be entitled to a termination fee of US$35 million upon the occurrence of customary termination fee events, including the termination of the definitive agreement by Wheaton River in order to enter into a superior proposal with a third party. Upon the closing of the combination, Wheaton River's outstanding warrants would become Goldcorp warrants on the basis of the exchange ratio under the offer.

Goldcorp has retained GMP Securities Ltd. to act as Goldcorp's financial advisor and Fraser Milner Casgrain LLP to act as Goldcorp's legal advisor.

Wheaton River's board of directors has established a committee of independent directors to evaluate the combination and make a recommendation to the Wheaton River board of directors. Wheaton River's special committee has retained Merrill Lynch to act as Wheaton River's financial advisor and Davies Ward Phillips & Vineberg LLP to act as Wheaton River's legal advisor.

Conference Call

A conference call is scheduled for Monday, December 6 at 11:00 a.m. Eastern time. The call-in numbers are:

  •
  Local and international: 416.695.9757

  •
  North American toll-free: 1.877.888.4210

A replay of this conference call will be available from Monday, December 6 until December 10. The replay numbers are:

  •
  Local and international: 416.695.5275

  •
  North American toll-free: 1.888.509.0081

Goldcorp's Red Lake Mine is the richest gold mine in the world. Goldcorp is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada. Gold is better than money, Goldcorp is Gold.

Wheaton River is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 ounces of gold at a total cash cost of less that US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve know and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled Risk Factors" in the Form 40-F for each company on file with the Securities and Exchange Commission in Washington, D.C. Although Goldcorp and Wheaton River have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Goldcorp and Wheaton River, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. If a definitive agreement is reached and an offer is commenced, Goldcorp will file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Goldcorp at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.

Contacts:

Goldcorp Inc.
Ian Ball
Investor Relations
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com

OR

Wheaton River Minerals Ltd.
Julia Hasiwar
Director, Investor Relations
Telephone: 1 (800) 567-6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website: www.wheatonriver.com

3

Exhibit (a)(3)

         WHEATON RIVER MINERALS
CONFERENCE CALL FOR DECEMBER 6, 2004 @ 11:00 A.M. EST
CHAIRPERSON: ROB MCEWEN
EMAIL TRANSCRIPTION TO: ian.ball@goldcorp.com

Operator:

        Good morning and welcome to the Goldcorp and Wheaton River combination conference call for December the 6th, 2004. Your host for today will be Rob McEwen. Mr. McEwen, please go ahead sir.

Rob McEwen:

        Thank you very much operator. Good morning ladies and gentlemen. I'm very pleased to have you on board. With me today is Ian Telfer, the president and CEO of Wheaton River and we're extremely pleased that you joined us. This is a tremendous moment for both companies. Last night we announced a transaction that would merge Goldcorp with Wheaton River. The purpose is to create the world's lowest cost million ounce gold producer that will be uniquely position to build value for our shareholders and grow in an industry that's consolidating.

        It's a great combination for a number of reasons. First off it achieves all of Goldcorp's strategic goals of production growth, of diversification of our asset base, maintaining financial strength and addressing some senior management needs. I like this issue, this combination as a shareholder. I think we have a chance to double or triple our money over the coming few years with this new company.

        And just to give you some highlights on a merged basis, our production this year of Goldcorp will be 600,000 ounces at a cost of just over $100 an ounce. Next year we're looking at an 82% increase in production, going to 1.1 million ounces at a cost of less than six, or of $60.00 an ounce, so 82% increase in production, 40% reduction in cost per ounce making us the lowest cost gold producer in the world.

        In terms of growing that production between two development projects that Wheaton has along with our own Red Lake mine that's being expanded, by the end of '07 we're looking at 1 and a half million ounces, or about 160% increase over where we are today. The balance sheet which has always been a key focus of mine remains very strong, both companies are debt free, both companies generate tremendous cash flow, and starting out of the gate we'll have more than $500 million, more than half a billion dollars US in cash and gold bullion.

        The reserves, we're looking at an increase over our existing position of almost 100% in the proven and probable. And when you add the indicated resources there's an increase of 160%. Market liquidity is very important, we're looking at a situation where on a combined basis right now in excess of $60 million a day, and a market cap of just under $5 billion US.

        You might wonder how this came about several weeks ago. There was a, I attended a luncheon given by the Canadian Institute of Mining here in Toronto and Ian was presenting. And as I listened to the Wheaton River story my eyes grew wider and wider as I looked at the cash flow and I listened to the style and I said these guys have done a terrific job building their company. They have got just a mean cash flow machine. Then I looked at ours and said the same entrepreneurial skills, they just run a little faster building assets where we've been building a world-class asset, and I thought this would be neat if we could talk about putting the two companies together.

        After that it was a conversation, then a dinner, and the more we looked at each other and what our respective companies were doing and the needs of the two companies we said this is a winner. This is, there is a hands down no peer company in the industry, and said this is the company that will grow and drive itself through the consolidation of this industry. So we came to terms over the weekend and we're very pleased to be here. So Ian if you'd like to talk about the terms of the deal in your view, the transaction.

Ian Telfer:

        Thank you, Rob, and good morning everyone. Well as Rob said it's one of these situations that the closer we got to it the better it looked. And it got more exciting as time went on. From the Wheaton side I think the reasons for us to do this are very obvious. We said before that we thought the industry would be consolidating and you wanted to be at the front edge of that. We think there is demand for larger liquid precious metal investments out there for the larger US generalists to invest in, and we think we're, we'll be creating one with this merger. So size was important to us.

2

        Secondly, for a company like Wheaton that's grown by acquisition we were very fortunate to become involved in Alumbrera, which I think anyone would agree is a world-class asset. And now for us to have the opportunity to get a second or be part of a second world class asset is just incredible. And so one of the toughest things to do to grow a great mining company is to have world-class assets on which to base it on and now we have these two anchors, as we say the two anchor tenants in our mall. And that alone I think is a compelling reason for this to go forward.

        And the other issue at Wheaton is we do produce copper. No one imagined copper would be at $1.40 or $1.50 these days therefore as a percentage of our revenue it's higher than we ever imagined and higher than we would like. And with this transaction it pushes the copper percentage of revenues down to in the low 20%'s or 20% out in '06, 2006 and 2007. And this puts us right in line with the copper percentages at Newmont and Placer. And so we're very comfortable with copper at that level. And we think that will go a long way to alleviate some of the concerns people had about the copper we were producing.

        So lots of good reasons for Wheaton to do it. We're very excited about it and as the consolidation moves forward I think people will look back and say this was the key event that occurred and the two best companies got together.

        Looking at the process going forward, what will happen starting today is the due diligence process will take place. We've exchanged technical information over the past few days. We have a very good handle on each other's assets. And so what will go ahead over the next little while is confirmatory due diligence. We don't expect any challenges with that. And the outside date for completion of that is 21 days for, from today. We're hoping to do it a little more quickly than that. During this time we will be finalizing all the agreements needed to put the two companies together and preparing a takeover document or at least Goldcorp will prepare a takeover document, and we will mail that immediately upon completion of the due diligence, so we expect that mailing to occur before Christmas.

3

        Following that mailing there will be a 35 day period during people, during which people can consider the offer and then that will be the time that the Wheaton shareholders will be encourage both by ourselves and by a proxy solicitation group to send in their shares to convert to the Goldcorp shares. As the press release says, we're looking to get at least 66% of these shares coming in. As people say these events tend to be binary, you either get all or nothing. I can say that in speaking to many of our major shareholders last night and this morning that I've probably talked to between 30 and 35% of our shareholders just with a few calls, and every single one of them has indicated that they will support this transaction. They always have to with the caveat that if another bid came along they'd have to look at it, but in the absence of that we're very confident that we've got all of our major shareholders on side, and we expect that to continue throughout today as we talk to the rest of them.

        At the same time as the mailing goes out there will be the approvals of both boards of directors and the recommendations of both boards of directors. These of course will be based on advice given by financial advisors. So all that will come together before Christmas and be part of the package that gets mailed out. And then we expect that 35 days after this will end and so the whole thing should be finished before the end of January. All those targets seem reasonable and we're confident that we can meet all of them.

        Just to talk a little bit about some of the obvious questions that people have when they see something like this happening, as it says in the press release Rob is going to stay on as chairman. I'd like to say that I requested Rob stay on as chairman. He has a very long good connections with many of his shareholders both institutional and retail and I think it's very important that he stay, be part of this, maintain those connections and as the company changes over in this process.

        As far as myself being CEO, will I really be CEO? Yes I will. Am I committed to it? Yes I am. And very, very excited about it to have a New York stock exchange list a $5 billion company producing over a million ounces of gold at a cash cost of $50.00 or $60.00, I think this is a story I'll be able to tell. And I'm very excited about that part of this process.

        As for some of the other terms of the merger, the question of dividends comes up. I'm certainly on record in the past as saying when a company has uses for their cash where they, whereby they can grow the company that dividends would take a back seat to that. As we look forward at the combined companies certainly we expect to have enough cash to not only do all the growing we can, but also to continue to pay a dividend. So going forward we see the dividend policy continuing. In the event we got a situation where we needed the cash to grow well then we'd have to reconsider that decision.

4

        As far as holding gold I think that's a great idea. Especially in the high tax region like Ontario. So I'm, I fully support the idea of at least the Red Lake mine holding back some of it's production. Both groups are very bullish on the price of gold and therefore as opposed to selling it and paying the taxes and putting the cash in the bank it does make sense in our view to hold on to some of that gold.

        As for the offices, we'll continue to have an office both in Vancouver and Toronto for the foreseeable future. They probably are the two, the world's two smallest head offices. We have 13 people and I think they have 22 people. And so as far as synergies between the offices we don't see very much. Looking further though at some of the activities of the companies, we will be looking for ways to save some money and I'm sure we'll be able to find some. I would say somewhere between $5 and $10 million though would be as far as we could go with that, and with two companies as profitable as these two I can't say it's going to be very significant.

        As far as what the company is going to do going forward, as Rob mentioned we've got half a billion US in cash and bullion, and of course Wheaton has it's credits line of $300 million and don't forget our shares of silver Wheaton which I believe are worth another $350 US to us. So if you added it all up we certainly are in excess of a billion dollars in cash, credit and marketable securities. So this opens up business that we're not open for either company. And this will allow us to grow in a significant way going forward without issuing any additional shares. So with that Operator I'd like to turn it over to questions and you can direct them either to Rob or myself. Thank you very much.

Operator:

        Thank you. We will now begin the question and answer session. To place yourself into the question queue please press *1 on your touch-tone phone. If you are using a speakerphone please pick up your handset and then press *1. To withdraw your request press *2. Please go ahead if you have any questions or comments. Your first question comes from Victor Flores, please go ahead.

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Victor Flores:

        Thank you, good morning. I have two questions. First of all just to clarify, it seems that the structure of the transaction that there will not be any shareholder votes required on either side?

Rob McEwen:

        That's correct.

Victor Flores:

        Thanks. And then second question, could you give us a sense of how the management team will be rounded out in addition to yourself, Rob and Ian?

Ian Telfer:

        Sure. At the present time obviously this has all happened fairly quickly. We haven't made all the decisions, but the things that I think are pretty clear is that obviously I'll be CEO and it's expected Russ Barwick will be chief operating officer of the whole thing. And on the financial side I expect that Peter Barnes will be the CFO. And so that's the structures we have in place. Below that we'll still be looking to pick the best people for the best spot.

Victor Flores:

        Okay, maybe I'll ask a third quick question. I mean you're going to have some pretty significant cash resources, the silver Wheaton holding, the bullion that Goldcorp holds. What's the thought process with respect to corporate development especially because you know Rob's style if I can paraphrase it has been to be somewhat cautious. And Ian your style has been let's say more aggressive on the acquisition front?

Rob McEwen:

        We're looking for value, Victor. When we can find it we'll add it. I think Wheaton has done an incredible job building value and Goldcorp has a very strong base. We've never shied away from a merger, we've just been looking for the right deal and it happened to appear in this deal.

Victor Flores:

        All right, thank you very much.

Operator:

        Thank you. Your next question comes from Andrew O'Connor. Please go ahead.

Andrew O'Connor:

        Good morning Rob, good morning Ian.

Rob McEwen:

        Good morning Andrew.

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Andrew O'Connor:

        You know wanted to know what would be the focus of the combined entity away from Alumbrera going ahead? Would it be gold only or gold and other metals?

Rob McEwen:

        Gold.

Andrew O'Connor:

        Okay. And then perhaps for Ian, could you compare and contrast further the merger between Goldcorp and Wheaton River with the other two mergers with Wheaton River that were proposed earlier in the year? Thanks so much.

Ian Telfer:

        Certainly. Well in reverse order it's almost impossible to compare Cour de Lane(ph) and Goldcorp. Wheaton is growing, profitable, cash flow positive, etcetera. Goldcorp is growing, profitable and cash flow positive. And you know as far as the Wheaton board was concerned Cour de Lane just didn't fit with us at all because it had none of those characteristics, so that one was easy.

        Comparing Goldcorp, again comparing Goldcorp to IMGold I mean in our view Goldcorp is the prettiest girl at the dance. And the opportunity for Wheaton to partner up with Goldcorp is frankly something we never imagined would happen. And so we were very flattered and very surprised and very thrilled when the call came that there might be some interest. So you know there is no, you know I was going around saying there's only one Wheaton River, but I can tell you there's only one Goldcorp. And so the change for us to get a world-class asset like this as part of our group is a once in a lifetime opportunity. So no comparison.

Operator:

        Thank you. Your next question from George Bloom. Please go ahead sir.

George Bloom:

        Yes Ian, first of all I think we need to thank the IMGold shareholders for their vote. And looking forward do you think that the valuation of the combined company as far as the price earnings ratio will increase significantly?

Ian Telfer:

        I'm not sure I'm supposed to project things like that, but I absolutely do. Wheaton has from almost every analyst report is viewed as something that's undervalued compared to it's peers and one of the reasons for that was the high percentage of copper and our feeling always was is if you increase the gold content of the revenue mix that the multiple will start to go up. Well this does exactly that. So yes, we really expect that the Wheaton cash flow and earnings multiples will start to move up you know closer to or beyond the Goldcorp multiples. And assuming that happens then yes, there's a lot of upside in the combined stock.

7

George Bloom:

        That was my opinion, so thank you very much.

Ian Telfer:

        Thank you.

Operator:

        Thank you. Your next question comes from Frank Holmes. Please go ahead.

Frank Holmes:

        Congratulations gentlemen.

Rob McEwen:

        Thank you, Frank.

Frank Holmes:

        Your largest shareholder is Fidelity, they own approximately about 15% of each company.

Rob McEwen:

        Yes.

Frank Holmes:

        And so they are critical so that in a process you do not have to go to them for a vote?

Ian Telfer:

        That's correct.

Frank Holmes:

        Even though they're large shareholders?

Rob McEwen:

        Yes.

Frank Holmes:

        Okay.

Rob McEwen:

        We'll definitely speak to all of our shareholders and hope that they're on side. We can't speak for our shareholders though.

Frank Holmes:

        Great. Rob you mentioned earlier about fostering growth to create sort of long-term sustainable value for all shareholders. And you mentioned focusing on gold. What happens when you have an attractive copper gold (inaudible) deposit that throws up so much cash flow? If you can buy that for the right metrics would you turn it down?

8

Rob McEwen:

        Absolutely not. It's a cash flow business. We're looking to produce gold at the lowest costs in the world and have the largest cash flow of any company out there. Alumbrera's is just a case in point. But you can look at the leaders in the industry, you can look at Newmont, you can look at Placer. They both have a significant copper component that are there and then there are others, intermediates and juniors that have even higher numbers in terms of revenue from other sources. Mining and Wheaton has done it very well and as have we. You want to put the least amount of money in to get your maximum return. And I think our approach is so similar, it's just the speed at which one is acquiring assets that are different.

Frank Holmes:

        In the summer Endeavour(ph) was attacked over this relationship and however Endeavour is part of that intellectual capital that was, the creation of Wheaton. Are they still going to have a role in sort of their view of markets and the world etcetera that you'll be able to reflect on Ian, or are they just now out of the equation?

Ian Telfer:

        No, I think we'll still use them. We've used Endeavour as you say as our eyes and ears a little bit. Endeavour was instrumental in starting this whole process. I believe one of the first meetings that Rob had to even touch on this subject was with someone from Endeavour. And so they started the ball rolling. Wheaton as I mentioned has a very tiny head office. And so we, we farm out at the arms and legs and we use the Endeavour arms and legs for financial analysis comparing us to other companies, doing research on things, doing financial models for us. And I could see us continuing that role going forward, yes, it's a great asset to be able to call on.

Frank Holmes:

        My next question is who will be your chief operating officer?

Ian Telfer:

        Russ Barwick. Russell Barwick, and for those not familiar with Russell he's from the Wheaton side. He came to us after 20 years in Placer, running Placer New Guinea, Placer Pacific, he operated Misima, operated Porgera, built Granny Smith. Very, very talented engineer. He then had a sojourn as the CEO of Newcrest and my understanding is that the pace of change he wanted to implement got a little ahead of the chairman and so they decided to part ways and we just happened to get Russell at that point in time. And he's done an incredible job for us at the Peak mine in Australia. He's also overseeing the construction of Amapari which is going ahead like a house on fire and so is in the chief operator role of Wheaton at the present time and then will continue in that role going forward for which he's eminently qualified.

9

Frank Holmes:

        My next question is you know analysts in Canada I find have a propensity to put more weighting on NAD's. Whereas in the US generalists and investors look much more on cash flow, profit margin and the growth of top line growth is going to drive that cash flow. In that sort of context in retaining Merrill Lynch does that (inaudible) open up a whole new group of brokers that are going to know this story as the lowest cost gold producer? Is that part of your strategy?

Ian Telfer:

        It's Ian here. No, I can't say bringing Merrill Lynch into it we were particularly focusing on their analysts or their shareholders or their retail brokers. I mean that would be a great addition to this if it goes forward like that but that was not the reason. We were looking for experienced people, experienced in these type of transactions and who had, who were completely independent of each company in order to give us you know an independent opinion. So that was the rationale behind choosing them.

Frank Holmes:

        Did you pick them Ian or did Rob?

Rob McEwen:	That was Ian.
Ian Telfer:	No, I picked them.
Rob McEwen:	I had no role in that Frank.

Frank Holmes:

        You had no role, okay. I'm finished. Thank you.

Rob McEwen:

        Thank you.

Operator:

        Thank you. Your next question comes from Mel Zummack. Please go ahead.

Mel Zummack:

        Yes Ian, great job. I just have a few questions. Is the deal with silver Wheaton to continue?

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Rob McEwen:

        Yes absolutely. Silver Wheaton will just become currently it's an asset of Wheaton, it will just become an asset of Goldcorp. And so nothing changes there.

Mel Zummack:

        Right. And your reserves, you're a little weak compared to say Placer and the other ones. You'll more in doubt have to go out and grab something else, you know I guess that's your plan as to go (Inaudible) more properties or whatever. Your reserve base... oh, warrants. What happens with the Wheaton warrant?

Ian Telfer:

        Absolutely yes, on the reserves, yes, we love reserves and that will certainly be a focus of what we'd be looking for going forward, you're absolutely right. What happens to the Wheaton warrants is the following. Basically you get a quarter as many warrants as you have now at four times the price. So if you're got four warrants at $2.00 you're going to end up with one warrant at a strike price of $8.00.

Mel Zummack:

        Oh, at $8.00.

Ian Telfer:

        Yes, so it's four times the price. The, I'm talking the exercise price.

Mel Zummack:

        Yes, the exercise would be $8.00 right.

Ian Telfer:

        Well actually let's take our lowest warrant which is $1.65 just so everyone gets it. So the strike price of $1.65 is $6.80, $6.60, sorry. So whoever has one of those first warrants for every four warrants at $1.65 they'll up with one warrant at $6.60. And of course that's convertible into a Goldcorp share currently trading at $17.00 or so dollars. So they're way, way, way in the money. I think the other thing that's very exciting about this I think it's safe to say that Rob McEwen probably never would have given you a warrant on Goldcorp. So now is the chance, now is the chance for everyone to have one. And I think it's going to be an incredibly valuable piece of paper.

Mel Zummack:

        Right, so they'll be trading as a Goldcorp warrant right?

Ian Telfer:

        That's correct.

11

Mel Zummack:	That's how it will go. Okay, great, thanks, keep up the good work.
Rob McEwen:	Mel if I could just add one comment, you made a comment on reserves being less than someone like Placer.

Mel Zummack:

        Yes.

Rob McEwen:

        Or others. There's a big difference in reserves in the gold mining industry. The new company is going to be producing gold at $60.00 an ounce and the seniors are producing gold at north of $220.00 an ounce. So the profit margin per ounce is better than three times that of the majors. So if you wanted to put it on a comparable footing you could almost multiply our reserves by (inaudible).

Mel Zummack:

        Yes, you're right, yes, I see that, yes. That's why I hold Goldcorp and Wheaton shares.

Rob McEwen:

        Wise choice.

Mel Zummack:	Okay, thanks a lot.
Rob McEwen:	Thank you.
Ian Telfer:	Thank you.

Mel Zummack:

        Bye-bye.

Operator:

        Thank you. Your next question comes from Ron Mayers. Please go ahead.

Ron Mayers:

        Gentlemen good morning.

Ian Telfer:

        Good morning.

Ron Mayers:

        I've got a couple of questions. Mr. Telfer, well let me just start with Mr. McEwen. Mr. McEwen there has been a lot of talk and a lot of rumours about Goldcorp itself being vulnerable to a bit. Can you clarify whether there have been any approaches, any discussions over the past several months with respect to that?

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Rob McEwen:

        We've had discussions about possible combinations with a number of companies. And yes I mean the industry is consolidating so there's a lot of conversation going on.

Ron Mayers:

        Obviously you felt that this was the best opportunity for Goldcorp?

Rob McEwen:

        As the third largest shareholder of Goldcorp I saw this transaction improving the value of my shares and those my shareholders significantly more than any other transaction that we considered.

Ron Mayers:

        Mr. Telfer one of the brokers pointed out this morning that the IMGold bid valued Wheaton at $5.00 a share with gold trading $20.00 to $30.00 cheaper than where it is now. And I know Mr. McEwen is very optimistic on the price of gold, hence he holds a lot of his, he holds a lot of bullion. So he obviously thinks the price of gold is going up. How come you dealt yourself so cheaply?

Ian Telfer:

        Well as I mentioned the driving force for us was to become part of a world-class asset. And when Rob and I first met on this and discussed it we really looked at it as literally a merger of equals. We both had similar production bases, we had a little more growth. We also had a little more copper. And so and the cash costs were comparable compared to the rest of the industry. So we really looked upon it as a merger and so we decided right at the beginning it would be done at pretty close to market. And you're absolutely right, the premium or the price, or at least the original price of the IM transaction was higher, but you know that was a different point in time, and one of the big differences here is Goldcorp's market cap is larger than ours. And so there wasn't the necessity to get as significant a premium because the impact on their stock is going to be much less, whereas in the IM case because they were so much smaller we knew their stock was going to be punished which it was. And so therefore we had to start with a higher premium.

Ron Mayers:

        I see that, but circumstances have changed at least in terms of the underlying commodity, they've changed for the better.

Ian Telfer:

        Yes, no exactly. But as many of you on the line have noticed that the price of gold, when we did our deal before most people were assuming the stocks were ahead of the price of gold. Since that time it's kind of reversed and a number of analysts think now that the gold price is ahead of the stock. And so you know there's a market out there every day and you have to deal with it and we feel this is a fabulous transaction for us.

13

Ron Mayers:

        No, you've made that very clear. Let me ask you this, you did say that you had spoke with some of your larger shareholders. And you spoke to, you spoke obviously without naming names about the degree of support that you received. Was there any disappointment expressed?

Ian Telfer:

        None, not among the ones I talked to.

Ron Mayers:

        Okay, well we are.

Ian Telfer:

        Okay.

Ron Mayers:

        We think you can do better frankly, we really do. We think this is a pathetic price for a company that's been undervalued for a long, long time. And we've held you know through all the nonsense that's gone on including that ridiculous from Cour de Lane which you handled beautifully by the way. But I got to tell you, I think you know she may be the prettiest girl at the dance but you've done a lot of dancing this year. And I think maybe it's time to take your dancing shoes off and focus on fundamentals for a while. We can't support this bid.

Ian Telfer:

        Okay. Appreciate your comments.

Operator:

        Thank you. Your next question comes from Sam Sabbagh. Please go ahead.

S.T. Teleforgota:

        Yes, it's S.T. Teleforgota(ph) for Sam Sabbagh. Thanks for taking our question. Are either Goldcorp or Wheaton permitted to solicit offers during the due diligence period? And is the $35 million termination fee payable on both sides of would only Wheaton be subject to the termination fee if it accepted a superior offer?

Rob McEwen:

        It's an exclusive agreement, no negotiation with other parties during that period. And it's a $35 million payable to Goldcorp. Ian do you want to address?

14

Ian Telfer:

        Sure. And the reason it's a one way break up fee is that at the end of the 21 days there will be no fiduciary out for Goldcorp. I.e. if someone wants to make a bid for Goldcorp after that 21 day due diligence period is over well then they're going to have to take Goldcorp and us together. So there's, Goldcorp will not be getting out of the transaction therefore there's no breakup fee.

S.T. Teleforgota:

        Okay, great. Thank you. And can you just quickly review what regulatory approvals would be needed?

Ian Telfer:

        Regulatory approvals, I guess just the normal ones of the, of the regulators and the stock exchanges and the boards of directors, fairly typical for a transaction of this type, nothing special.

S.T. Teleforgota:

        Thank you.

Rob McEwen:

        You're welcome.

Operator:

        Thank you. Your next question comes from John Tumazos. Please go ahead.

John Tumazos:

        I just want to congratulate Rob and Ian, great organizations, great assets and great people and it's great to see them get together.

Rob McEwen:

        Thank you very much John. Glad you see it that way.

Operator:

        Thank you. Your next question comes from Terence Ortslan. Please go ahead.

Terence Ortslan:

        The question has been asked and I just want to highlight what my colleague John said, I think that's a great deal and I support you. Thanks.

Ian Telfer:

        Thanks, Terry.

Rob McEwen:

        Thank you, Terry.

Operator:

        Thank you. Your next question comes from Tom Scarp. Please go ahead.

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Tom Scarp:

        Hello, Ian, I want to thank you for the way you've run your company last year. I've been watching you closely where you handled Cour de Lane without getting uncivil. It was fabulous and I understand what you're doing. I think it's a terrific move. Goldcorp is a good company. Mr. McEwen has a great reputation. I think the two of you together will do fabulous and I again I think the interest is, are the shareholders going to see appreciation in their shareholder price. Your opinion on that Ian? Could you elaborate?

Ian Telfer:

        Absolutely. Absolutely. Well certainly both Rob and I believe that there will be significant appreciation of shareholder value in this transaction. As was said by a couple of people Goldcorp was looking for growth and sort of a resolution to their management situation. Wheaton was looking for growth and a way to reduce our copper component which we believe was the thing holding back our valuation. And so with this transaction we do both of those things and so we're very excited about the potential of the stocks going up, going forward.

Tom Scarp:

        Thank you so much. Good luck to all of us.

Rob McEwen:

        Thank you.

Operator:

        Thank you. Your next question from Dan Stein. Please go ahead.

Dan Stein:

        Yes, as, this is directed to Mr. Telfer, this question, several questions actually. As an investor I'm kind of perplexed by the timing and the rationale of this whole so called take over bid. My first question revolves around just the concept of take over bid. The stock of Wheaton is up I think a little over a dime. And that's following a downgrade by CIBC. So of course that raises the question of this bid. Why is it coming after a CIBC downgrade. But for anybody that's held the stock for about a year it's effectively a zero premium TO offer. And I just don't understand what is the, is not a breach of fiduciary duty to the shareholders that this kind of TO offer is even under consideration?

Ian Telfer:

        Well it's Ian here. I'm happy to answer your question. As far as the CIBC I mean clearly we have no control over when they put out whatever they point out. I would point out that that particular analyst predicted that Wheaton would underperform when it was a dollar and he predicted it would underperform when it was $2.00 and he predicted it would underperform when it was $3.00 and now he's predicting it will underperform when it's $4.00. So you take what you want from his report. We disagree with it in all aspects and whatever, we've proved him wrong before, we'll prove him wrong again.

16

        As far as fiduciary duty, I mean it's something we take very seriously. We've looked at a number of opportunities for the company very closely. And we believe this is the best thing for our shareholders going forward. As I've mentioned our major shareholders tend to agree with us, and you've heard a couple of the analysts come on and also agree with us. So I guess everyone is going to have a view, but I think, I guess I'd just ask you to, I'm sorry the last year hasn't been as exciting as the first two years were for us. But over the three years that our group has been involved with Wheaton River it's outperformed virtually every other gold stock that produces more than 50,000 ounces. So we're very proud of that record, and we think this is what we should do to keep that record going. So we appreciate your shareholding and hope you hang on to it.

Dan Stein:

        But the market doesn't seem to be too impressed by it based on today's action, it's up over a little over a dime. And I'm also curious, what type of perks and benefits are you personally going to receive out of this deal in terms of you know new golden parachutes, options, grants and all this kind of thing, cause the shareholders are not getting anything out of this since as I say I reiterate this is effectively a zero premium offer. There is no premium to this. And anybody who thinks otherwise is diluted. So I just would like to know what kind of special perks and benefits you're going to be getting out of this?

Ian Telfer:

        Well there's been no discussion of me changing anything from my current compensation package, not one iota. So at this point in time zero. But thanks for your interest. Operator would you like to go to the next question please.

Operator:

        Thank you. Your next question comes from Tony Lesiak. Please go ahead.

Tony Lesiak:

        Good morning gentlemen. Quick question for Ian. Obviously this deal is dilutive to you on most metrics, price earnings, price cash flow, price NTV, it's predicated on a re-rating. Where do you think the combination should trade relative to the group?

17

Ian Telfer:

        Well I'd like to thank that adding our cash flow and earnings to Goldcorp's and then reducing our copper component that we would trade above where Goldcorp's multiples are trading at the present time for those two metrics. I mean even Goldcorp's metrics for cash flow and earnings aren't particularly high compared to the peer groups because it's such a profitable company. Well now it's going to become even more profitable but now we'll have the gross component and the size and the liquidity of putting the two together. So I think our multiples in those two categories will get above where Goldcorp's are at the present time. That's our expectation.

Tony Lesiak:

        Okay. You previously indicated that you're in a bit of a sweet spot in terms of looking at mid sized deals. The fact that you've now come together with Goldcorp does that mean that things have dried up in that space and now you're looking for bigger acquisitions and with the additional cash and liquidity that you're looking perhaps or doing something bigger going forward?

Ian Telfer:

        Well you know me, Tony. I'm always looking to do bigger things going forward. Certainly now we've got the firepower to do anything. But no, I wouldn't say opportunities have dried up. We always find a way to grow in a way that's good for our shareholders, so we see lots of opportunities out there, but you're right, right, we're in a situation now where we could take on anybody at any price.

Tony Lesiak:

        Okay. In terms of new acquisitions, you know there's a bit of a conflict there, you know you've mentioned that just gold, but you've also indicated as long as it's accretive on a cash flow basis. What's the maximum percentage of non-gold that you would take in a new acquisition?

Ian Telfer:

        We'd like to keep it below 20. You know with our current mix now in the next year or so we'll get our copper, again if copper goes back to $0.80 you know obviously the percentages go down. But at copper in the above a dollar we'd be in the $0.20 range and so to take on another asset that had 20% copper in it that would not make us uncomfortable. That's again right in line with Newmont and Placer. We think that's okay.

Tony Lesiak:

        Okay. Just a couple of questions for Rob. You know with all the press that we've been seeing and you know questions on why should I be here, how long have you been locked up for now staying on in your role?

18

Rob McEwen:

        Well I'll be elected by shareholders, Tony. I'm going to serve as chairman. Keep espousing gold as the ultimate currency. And looking over my investment and cheering on Ian and the management team, the Goldcorp and the Wheaton River team and just saying let's get that value up.

Tony Lesiak:

        Okay. Is there a restriction on you selling your shares with the new agreement?

Rob McEwen:

        Well it would be prohibited by security law to sit around and try to sell shares in the middle of a deal.

Tony Lesiak:

        Well not in the middle of a deal but once it's all concluded you're going to have a much more liquid stock.

Rob McEwen:

        Oh true. But I mean I'm looking for a double or a triple out of this. I have no intentions of divesting in the near term.

Tony Lesiak:

        Okay. How about your strategy of investing in smaller companies? Do you think that's a strategy that's best suited for the new combination?

Rob McEwen:

        Well just have to weigh the opportunities. Wheaton has done very well going out and buying privately and then taking it public. I think there's an emphasis on production, that's accretive. Now Ian I could ask him to expand on that.

Ian Telfer:

        Sure. The, I mean the process or the way that Goldcorp has taken these investments in some of the juniors to have a leg up should they be successful, I mean it's a very interesting model. It's slightly different than the Wheaton model but it's similar in a way. On the Wheaton side we've had properties and we've joint ventured them to juniors to spend their money on them. Rob's doing it slightly differently by giving the juniors a little bit of money and then being able to take advantage of their success. So it's as I say the policies aren't that dissimilar and it's something we'll just take a look at. It's not a big item financially for either company. But we, it's quite possible we will continue it.

Tony Lesiak:

        Okay, and last question just on your ultimate size target. You know you're going to be stuck in that kind of super mid cap range, do you see yourselves getting up to the 3 million ounce plus range? And if you were to do that would you sell your bullion first or your silver Wheaton first?

19

Ian Telfer:

        Well first question, we think the optimal size is closer to 2 million ounces. And you know with what we have in front of us gets us to a million and a half. I would see growth after that, what we try to do is upgrade your portfolio and maybe trade up some of your smaller assets for bigger assets. The idea is to have chunkier assets because the advantage of management time etcetera. So 2 million we think is a good target. As far as when we sell our bullion or our silver Wheaton we probably you know not the silver Wheaton is for sale, and we really do expect silver to do very well and those shares to do very well. But yes, if our focus is gold then I'd have to say the silver Wheaton would probably go ahead of the bullion.

Tony Lesiak:

        Great, thanks very much and congratulations.

Ian Telfer:

        Thank you, Tony.

Operator:

        Thank you. Your next question comes from David Meeker. Please go ahead.

David Meeker:

        Thank you. Ian putting on a different hat for a moment, what will this do with regard to your focus in terms of silver Wheaton and structuring the same kind of transactions that you did with Wheaton?

Ian Telfer:

        Well I mean the idea of course is for silver Wheaton to sail off as a separate company. With the first transaction Wheaton owned 75% of it, now with the transaction that's probably closing in the next few days we'll be down in the mid 60's and as silver Wheaton grows you'll see our interest in it decline. So certainly my focus will be on Goldcorp. And you'll see us putting some people in place to take over the running of silver Wheaton.

David Meeker:

        Thank you.

Operator:

        Thank you. Your next question comes from Peter Lieu. Please go ahead.

Peter Lieu:

        Well I was going to ask Mr. McEwen to give me his view of gold over the next three to five years, but I think he sort of answered it by indicating that he expects a double or a triple. And I was terribly worried when he announced that he would be bowing out, but my, cause he's going to be a chairman. What does that mean in terms of his commitment day-to-day and so forth?

20

Rob McEwen:

        Peter, thank you. In terms of let me just deal with gold. I think in the next six years it's going to test the old highs of $850 an ounce. We're at the early stages of a major bull market in gold and it's a good time to have exposure in your portfolio with gold. In terms of my roles I'm moving to a nonexecutive role, chairman of the board. There's a lot of work on the board these days. So I'm going to continue to look at the company and offer encouragement and support and if someone comes along with a deal and it looks good I'll show it to Ian and say take a look and tell me what you think of it. I'll have a very keen interest in seeing Goldcorp prosper.

Peter Lieu:

        I hope that when all is said and done we're not going to see you bail out of huge chunks of your stock over this next six year period when you expect the gold price to reach an all time high, because if you do it's going to really change my mind.

Rob McEwen:

        Well when gold goes through $850 an ounce we all have to face the prospect that it might go back down again. As it does in the cycles. I think Jim Dynes is somewhere around three and Richard Russell is around $5,000 an ounce. I think anybody who owns a gold investment should recognize it's cyclical and there is a time when you might want to lighten up on your position. But in the near term I'm there for the ride. Thank you.

Peter Lieu:

        All right, thank you very much.

Rob McEwen:

        You're welcome.

Operator:

        Thank you. Your next question comes from Joe Hamilton. Please go ahead.

Joe Hamilton:

        Hi gentlemen.

Rob McEwen:

        Hi, Joe.

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Joe Hamilton:

        Rob congratulations, it's a massively accretive deal for Goldcorp from what I can see. I also found it interesting that CIBC downgraded Wheaton River today. Weren't they the financial advisors for Cour de Lane?

Rob McEwen:

        Gee I think you're right Joe, I never thought of that. But thanks for mentioning that.

Joe Hamilton:

        Imagine that. Just a quick question Rob, you've currently been running at about a 30% dividend payout on income.

Rob McEwen:

        Yes.

Joe Hamilton:

        And paying a dividend about $0.18 per year and I wasn't quite sure what Ian was talking about on dividends. Do you intend to hold that kind of a payout, that kind of a dividend or can we expect some kind of a drop on the dividend yield?

Rob McEwen:

        I'll ask Ian to answer that.

Ian Telfer:

        Well as I mentioned I think we'll continue with paying out a dividend. But as for the amount it's too early for me to comment. As I say I think you have a choice with your cash and I think the first choice is to use it to grow the company. That's not always possible and we will be dealing with massive amounts of cash flow. So as I say we'll take that issue as it comes at us, but there certainly doesn't seem to be a reason in the near term to cut that dividend.

Joe Hamilton:

        Very good. Thanks, the only question I had, most of them have been answered.

Rob McEwen:

        Thank you.

Operator:

        Thank you. Your next question comes from Andrew O'Connor. Please go ahead.

Andrew O'Connor:

        Rob we understand the purpose of this call, but do you have any quick comments regarding the shaft deepening at Red Lake?

Rob McEwen:

        Yes. I might ask Mike Hoffman who's our VP projects just to comment on that.

22

Mike Hoffman:

        Yes, we're as of this morning we're 2,250 feet deep and we're just breaking through into 16 level station.

Andrew O'Connor:

        That's great. So your year-end goal is...

Mike Hoffman:

        We're probably going to be around 2,350 give or take a few feet.

Andrew O'Connor:

        Okay, that's all we had, thanks again.

Rob McEwen:

        Thank you Andrew.

Operator:

        Thank you. Your next question comes from David Steen. Please go ahead.

David Steen:

        Thank you guys. Exciting morning for us. I had a couple of kind of housekeeping questions. Could you give us what you, what you guys have as the proven and probable reserves for both companies?

Rob McEwen:

        Sure, it's 10.5 million ounces. And with resources 20 million ounces.

David Steen:

        Okay. And then I was just wondering where, where does Wheaton River sit I guess since we're kind of midway through a quarter in terms of the cash on the balance sheet and if you know cause I think that's obviously changed since Q3 and sort of how you get exactly to that $500 million cash number, can you just elaborate on that quickly? Thanks.

Ian Telfer:

        Sure, well Rob why don't you give your numbers and then I'll give mine?

Rob McEwen:

        David at the end of September we had $420 million US in liquid assets and that was comprised of $70 million in gold, $30 at mark to market along with $34 million in marketable securities and the balance in cash. So just under $400 in cash.

Ian Telfer:

        And on the Wheaton side we had about $110 in cash on hand and our share of cash at Alumbrera was around $40 million. So we didn't really even count that. And then of course we've got over $300 million in silver Wheaton shares. But we just took the cash component. So we're just saying in total $500 million but it is considerably more than that.

23

David Steen:

        Okay, that's what I thought. And do you have to go through a process with your lenders to roll forward the lines of credit into the new corporate structure?

Ian Telfer:

        Well we'll certainly have to chat with them. I can only imagine that however safe they thought their credit line was before it's a lot safer now. So I don't think there's going to be any issue with that. I think they'll be hoping that we want to retain it with all the cash we have kicking around.

David Steen:

        Yes, okay, great. And then were there any I guess you know severance type costs associated with Rob with you stepping down from the CEO position at Goldcorp that was announced several months ago?

Rob McEwen:

        No there wasn't any, David.

David Steen:

        Okay, great. That's all my questions for now, thanks.

Ian Telfer:

        Thank you.

Operator:

        Thank you. Your next question comes from Don McLean. Please go ahead.

Don McLean:

        Well good morning guys. I think over time as a number of my peers have pointed out people will see this as quite an appealing combination. And I guess is the real driver here being able to access the generalist? Is that the real thrust for both of you to tap that part of the market more?

Rob McEwen:

        Part of it, Don. Certainly the trading volumes of north of $50 million US a day attracted a larger part of the market. But you're also creating a company that is at the bottom of the cost curve, that has one of the best growth profiles out there. That has the financial strength and the balance sheet to allow it to expand aggressively and prudently. It produces a company, it becomes a go to company. I think it's a spot where most people would want to have exposure.

24

Don McLean:

        If you were to characterize the acquisition market at this point Ian you mentioned it and this is maybe extending a bit from Tony's comment, how the equity prices have lagged the gold price in a number of cases. How would you rate the current acquisition market? Is it a good one or when you talk about your ability to make acquisitions are you looking quite a bit further out?

Ian Telfer:

        Well I mean clearly the gold price going up from you know $250 to $450 during the period of time Wheaton's been growing, yes the prices have gone up. The asking prices have gone up, number one. Number two capital is so much more available when we start $100 million was a lot of money, well it's not anymore so yes, one of Wheaton's goals was to grow so we could move up higher and pay $400 or $500 or $600 million in cash for an asset. So clearly we're in that position now.

        I mean the, the acquisition market is always challenging but we always seem to find a way to keep growing. So we still see opportunities out there and there are opportunities out there that the general public is not aware of. And so I think you can expect us to keep growing in this market. But just to point out though, we now are able to grow significantly without issuing any additional shares. And I think that's important to the Wheaton shareholders who have been drowning in our paper over the last three years.

Don McLean:

        A great disappointment to the brokers.

Ian Telfer:

        Very disappointing to the brokers, exactly right. I probably won't get nearly as many golf game invites next year.

Don McLean:

        Maybe no Christmas cards.

Ian Telfer:

        Exactly. But yes, so the idea is to grow the company but take advantage of this great cash flow and cash balances that we have.

Don McLean:

        With the strength and position are there any parts of the world that you will say not focus on or where you're going to focus most of your efforts from a potential acquisition area?

Ian Telfer:

        Yes, we've been pretty consistent saying we really like the Americas and of course this acquisition or this merger fits that perfectly. So our preference would be the Americas, north, central or south. We now have activity in all three and we've built up a critical mass, so that would be the best place. And our second, second target would be Austral Asia and we have looked quite a bit in not only Australia but in that region, but we just haven't found anything that fits our criteria for acquisitions. So you'll probably see us focus on the Americas.

25

Don McLean:

        And Rob I guess I have to ask you, you've already been asked it to some extent, but you've been so active in the Goldcorp. It sounds like you're going to sort of step back now into a much less active role. But can you really do that? I mean is that the real Rob McEwen? You've done an outstanding job of being spokesperson for Goldcorp for so long. Can you actually step back?

Rob McEwen:

        It's been 18 years Don and we built it from a little company to a medium sized company. There's other skills that are required to take it to the next step. I'm looking forward to applauding the management teams track record going forward. That's not say I won't be in the space, but I think for Goldcorp and it's shareholders and Wheaton River the combined management of Goldcorp and Wheaton will do wonders.

Don McLean:

        Well best of luck to both of you.

Ian Telfer:

        Thanks, Don.

Operator:

        Thank you. Your next question comes from Matthew Harmon. Please go ahead.

Matthew Harmon:

        Yes hi guys. Forgive me, I've been bouncing in and out of this conference call, just had a little phone trouble, but congratulations on the transaction. A little bit disappointed as a Wheaton shareholder that my premium wasn't a bit bigger. But I missed part of the, your response, I think it was you Ian about the breakup fee and the difference between their not, I guess a $35 million breakup fee that, for Wheaton accepting another transaction, but if Goldcorp were to accept another transaction you're saying after the 21 days it's in the contract that will be for a Wheaton Goldcorp pro forma company? Is that correct or...

Ian Telfer:

        Yes, that's exactly right. I mean the reason it's a one way breakup fee is exactly that, cause right up to the last minute I guess someone could come in and make another bid for Wheaton and the Wheaton share, or the Wheaton directors would have to consider it. And if it was deemed to be better they'd have to you know encourage the shareholders to tender their shares somewhere else.

        On the Goldcorp side it just doesn't work that way. Once we've signed off on the due diligence they must go through with this transaction so that even if, exactly right, if someone wanted to buy Goldcorp they'd have to buy Goldcorp with it's current 190 million shares outstanding plus the shares that will be issued to take over Wheaton, so they'd have to swallow the whole enchilada.

Matthew Harmon:

        I see, and that's not necessarily a bad thing. So Rob what is, or how much of this transaction was really on the management team and the new management team to run the pro forma company? How important to you was that with Wheaton's current management that's coming in to really take over a lot of the show?

Rob McEwen:

        It was a big, a big element. When I looked around the industry and I looked at the various management sets I didn't see another one as entrepreneurially minded that had had in a very short time a very successful record of buying and building. One can say the timing was very good but that's the whole thing about putting money in the market. You want to be right about your timing, so in my case that, we were looking, I'd asked the board to look for a new CEO and this is a way of getting a new CEO, at putting the growth into the story of Goldcorp so it returns to the multiples it was at before. It's just a fantastic package in my mind that without a peer.

Matthew Harmon:

26

        Great. And one last question, and they touched on just briefly before in terms of not diluting shareholders, Wheaton shareholders, or pro forma shareholders going forward with new acquisitions. Are there any anticipation of implementing a stock buyback going forward with cash on the balance sheet and just allowing us to get even more levered to the spot price of gold?

Ian Telfer:

        Well there's certainly none planned, but I you know for a company that finds itself in a situation which really no additional uses for it's cash to grow the company a stock buyback is something you'd have to consider.

Matthew Harmon:

        Yes, as a shareholder I think that would be something that would add a little bit flavour to this transaction once it's completed and you know it would help us get a little more leverage which is I'm sure a lot of shareholders are currently interested in for the spot price of gold and the current and near future. Again congratulations. Thanks a lot.

27

Rob McEwen:

        Thank you. Operator could we take three more questions. I'm sorry to appear like we're cutting it off. We've held a lot of people on the phone for a long time. We'd be pleased to answer the questions individually.

Operator:

        Not a problem sir.

Rob McEwen:

        Thank you.

Operator:

        Your next question comes from David Freedman. Please go ahead.

David Freedman:

        Yes, good afternoon, thank you. My question has to do with they talk about whether the Goldcorp shareholders need to vote. I'm not sure about the Toronto exchange but the New York when you're issuing more than 20% of your shares you need to have a shareholder vote to do that. And this will be more than 20% of the shares being issued by Goldcorp by my calculations. Can you tell me why there wouldn't be a shareholder vote as a result of the New York stock exchange requirement? Thank you.

Rob McEwen:

        Thank you David. It's, if it were a private placement then a vote would be required. But in the case it's being broadly distributed it isn't required under the TSE.

David Freedman:

        But Goldcorp is also listed under the New York stock exchange rules, so don't those apply?

Rob McEwen:

        It also applies to the New York stock exchange, it's the same rules.

David Freedman:

        Okay, thank you.

Rob McEwen:

        You're welcome.

Operator:

        Thank you. Your next question comes from Peter Lang. Please go ahead.

Peter Lang:

        Good morning gentlemen.

28

Rob McEwen:

        Good morning.

Peter Lang:	Congratulations.
Rob McEwen:	Thank you.

Peter Lang:

        A question as a long term Wheaton holder, I'm just wondering why the decision was made to make the new company Goldcorp and not Wheaton since it will be mostly Wheaton management?

Ian Telfer:

        It's Ian here. I'm happy to answer that question. I mean Goldcorp is, has been so well branded and is so well known and has such a high profile and has been such a success story and has been around for 18 years that it was, there was no real decision required at all. It of course has the New York listing etcetera, and so it was everyone's view that we would just build on that success and go forward with the Goldcorp name. For all you Wheaton shareholders out there I'm sure you'll have a warm place in your heart for Wheaton for a long time, it's been a great ride. But it's very clear to me this is the next step and we're very excited about going forward as Goldcorp.

Peter Lang:

        Okay, one other question, wondering what the status of any unvested management options in either company will be? Will they be accelerated or will they stay the same?

Ian Telfer:

        They'll stay the same. So the Wheaton employees and management that have options will get you know a quarter as many options at four times the price.

Peter Lang:

        And the date will stay the same.

Ian Telfer:

        And the dates will stay the same.

Peter Lang:

        That's good news. Okay, thank you very much.

Ian Telfer:

        Thank you.

Operator:

        Thank you. Your final question comes from William Kavaler. Please go ahead.

29

William Kavaler:

        Yes, can we go back to the, to the vote. If Goldcorp shareholders don't need a vote, if Goldcorp (Inaudible) issue the stock Wheaton shareholders don't have to vote. Does that mean that if they don't tender their shares, what happens?

Rob McEwen:

        Well if there's not a two-thirds majority then the transaction does not proceed.

William Kavaler:

        Okay so...

Rob McEwen:

        Well assuming we don't waive that criteria.

William Kavaler:

        Is there a minimum?

Rob McEwen:

        The minimum right now is two thirds of the undiluted.

William Kavaler:

        Is there a structural, or is there a statutory minimum at which you know the shareholders can vote this down?

Ian Telfer:

        No.

William Kavaler:

        Okay, so in other words this is, you know as far as you're concerned take it or leave it, this deal is, is done, thank you very much.

Rob McEwen:

        No.

William Kavaler:

        You know from a process perspective, as long as you get you know the valuation and your due diligence is fine and the boards agree on it then the shareholders of both sides have no choice, is that correct?

Rob McEwen:

        No, the shareholders have the election to either tender their shares or not.

William Kavaler:

        But you said there's no minimum so you could theoretically make it a no minimum tender and then just close the deal.

Rob McEwen:

        There is a minimum currently of two thirds of the undiluted.

30

William Kavaler:

        I understand that but if there's no statutory minimum you can waive that, correct?

Rob McEwen:

        That's correct.

William Kavaler:

        And then so if say only 15% of the Wheaton shareholders tender it and you waive the minimum you could then close the transaction with merely 15%.

Rob McEwen:

        Yes, but it wouldn't be a combination of the company. It would just be an investment in Wheaton, which wouldn't serve either company well.

William Kavaler:

        Okay. Now on the rationale side as far as I can tell from all of this it's simply that a bigger gold company is better than two small gold companies, is that correct?

Ian Telfer:

        Well certainly we think that size is important. Especially to the investment community. Because there's so few large liquid vehicles that they can invest in so that's part of it. But the other side of it is, is both companies were dealing with issues. As I've mentioned Goldcorp was looking for a resolution to it's management situation and more growth. And Wheaton was looking for a way to reduce its copper. And so therefore allow its cash flow and earnings multiples to trade more in line with it's peers. So it's not just the size issue, it's a resolution of two problems that each company had and putting them together gets rid of those. So I wouldn't, it's not just size.

William Kavaler:

        Okay. And I guess my final question is, so Goldcorp wants to use Wheaton's cash and assets to expand Red Lake or you guys have other stuff that you're looking to do as well?

Rob McEwen:

        Goldcorp has more than enough cash. Our liquids assets are north of $400 million at the end of September. We have more than enough cash to, we could stop selling our gold today and run for more than two years and still produce all our gold, pay our Capex, pay our dividends, and have 1.3 million ounces of gold sitting in our treasury with our cash reserves. It's not a question of using Wheaton's money. Nor is it a question of Wheaton using Goldcorp's money. We're going to look for the best assets.

31

William Kavaler:

        Thank you very much.

Rob McEwen:

        You're welcome.

Operator:

        Please go ahead with your closing remarks sir.

Rob McEwen:

        Alright, thank you very much for joining us. I think this is a very exciting time for both Goldcorp and Wheaton. The prospect of the two companies coming together and creating a very dynamic million plus ounce producer that's operating at the bottom of the cost curve with a treasury that's full, with good market liquidity I think lends itself to a multiple expansion once this deal is done and a growth in our share value for both shareholder groups. Ian.

Ian Telfer:

        Yes, the only thing I would add is that it is unusual in our industry to find a company that is growing, so as we grow from a 1.1 million ounces to 1.5 million ounces over the next two or three years we're doing all of that out of existing cash, cash balances and cash flow and we'll continue to throw off massive free cash throughout that whole period. So we're building or expanding three mines and at the same time throwing off a lot of free cash. It makes us a totally unique vehicle. We're very excited about it and we're pleased to have all of you interested in this and we'll keep you informed as the story unfolds. Thank you very much Operator.

Rob McEwen:

        Thank you.

Operator:

        This concludes today's conference call. Please disconnect your lines and have a wonderful day.

32

Exhibit (a)(4)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.     Name and Address of Company

  Wheaton River Minerals Ltd. ("Wheaton River")
  1560-200 Burrard Street
  Vancouver, British Columbia V6C 3L6

2.     Date of Material Change

  December 5, 2004

3.     News Release

  A news release with respect to the material change referred to in this report was issued through newswire services on December 5, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

  On December 5, 2004, Wheaton River announced that it had reached an agreement in principle to combine with Goldcorp Inc. ("Goldcorp"). The combination would be effected through a share exchange take-over bid where Goldcorp would offer one common share of Goldcorp for every four common shares of Wheaton River.

5.     Full Description of Material Change

  On December 5, 2004, Wheaton River announced that it had reached an agreement in principle to combine with Goldcorp. The combination would be effected through a share exchange take-over bid (the "Offer") where Goldcorp would offer to purchase all of the outstanding common shares of Wheaton River ("Wheaton River Shares") on the basis of one common share of Goldcorp for every four common shares of Wheaton River.

  The making of the Offer is subject to board approval of a definitive agreement between Goldcorp and Wheaton River, the satisfactory completion of due diligence investigations and the receipt by Wheaton River of an opinion from its financial advisor that the consideration offered under the Offer is fair, from a financial point of view, to its shareholders. Goldcorp and Wheaton River have agreed to negotiate exclusively with each other for 21 days and to exchange confidential information with a view to completing their due diligence investigations and settling a definitive agreement as soon as possible.

  If a definitive agreement is reached and the Offer is made, it would be conditional on the deposit of at least 66 2/3% of the Wheaton River Shares outstanding as at the expiry of the Offer. This minimum tender condition may be waived by Goldcorp only with the consent of Wheaton River. In addition, the Offer would be subject to customary conditions, including receipt of regulatory approvals or expiry of relevant waiting periods.

  The definitive agreement would contain customary non-solicitation provisions in respect of Wheaton River, provided, however, that the board of directors of Wheaton River would be permitted to respond to a superior proposal if required to do so in order to satisfy its fiduciary duties. Prior to entering into any agreement regarding a superior proposal, Wheaton River would provide Goldcorp with an opportunity to match the superior proposal. Upon the occurrence of customary termination fee events, including if the board of directors of Wheaton River withdraws or changes its recommendation of the Offer to recommend a superior proposal or the definitive agreement is terminated to enter into a superior proposal, Wheaton River would pay to Goldcorp a termination fee of US$35 million. In addition, if the definitive agreement is terminated as a result of a material breach of a representation, warranty or covenant, the breaching party would pay US$35 million to the non-breaching party as liquidated damages.

  Upon the acquisition by Goldcorp of at least 66 2/3% of the Wheaton River Shares outstanding as at the expiry of the Offer, Mr. Ian Telfer, the Chief Executive Officer of Wheaton River, would become chief executive officer of Goldcorp and as soon as practicable thereafter, the board of directors of Goldcorp would be comprised of ten members, of which five members would be current directors of Wheaton River. Mr. Robert McEwen would remain as chairman of Goldcorp.

  The transaction would be completed in two-steps consisting of the Offer for all outstanding Wheaton River Shares and a subsequent compulsory acquisition or second-step going private transaction to acquire all Wheaton River Shares not acquired pursuant to the Offer.

  No offer would be made for outstanding Wheaton River warrants. Upon the completion of the acquisition of Wheaton River by Goldcorp, Wheaton River warrants would become exercisable for Goldcorp common shares instead of Wheaton River Shares on the basis of the share exchange ratio in the Offer and otherwise on the same terms and conditions of the relevant warrant.

  Following the completion of the acquisition of Wheaton River by Goldcorp:

  •
  four 2002 Wheaton River warrants (each with an exercise price of $1.65 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $6.60;

  •
  four Series "A" Wheaton River warrants (each with an exercise price of $1.65 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $6.60; and

  •
  four Series "B" Wheaton River warrants (each with an exercise price of $3.10 for one Wheaton River Share) would be exercisable for one Goldcorp common share for an aggregate exercise price of $12.40.

  Wheaton River's board of directors has established a committee of independent directors to evaluate the proposed transaction and make a recommendation to the Wheaton River board of directors. The special committee has retained Merrill Lynch to act as its financial advisor and Farris, Vaughan, Wills & Murphy to act as its legal advisor. Davies Ward Phillips & Vineberg LLP is acting as Wheaton River's legal advisor.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton River at (604) 696-3000.

  DATED this 13th day of December, 2004.

Per:	/s/ PETER BARNES Peter Barnes Executive Vice President and Chief Financial Officer

Exhibit (a)(5)

WHEATON RIVER MINERALS LTD. Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Phone: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
December 23, 2004	American Stock Exchange: WHT

Wheaton River and Goldcorp Sign Definitive Agreement for Combination

Vancouver, British Columbia: December 23, 2004 — Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that it has signed a definitive agreement with Goldcorp Inc. for the previously announced combination of Wheaton River and Goldcorp. The combination will be effected through a share exchange take-over bid where Goldcorp will offer 1 common share of Goldcorp for every 4 common shares of Wheaton River.

Highlights of the combined company would include:

  •
  Production — 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce.

  •
  Growth — production expected to grow to 1.5 million ounces of gold by 2007.

  •
  Balance Sheet — strong balance sheet with over US$500 million in cash and gold bullion, with no debt.

  •
  Reserves — proven and probable reserves of 10.5 million ounces plus additional measured and indicated, and inferred resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged.

  •
  Liquidity — combined daily average trading liquidity of over US$60 million.

  •
  Market Capitalization — expected to be approximately US$5 billion.

"Goldcorp owns one of the richest gold mines in the world. The combination of Wheaton River and Goldcorp doubles gold production, maintains the lowest costs in the industry and provides a strong platform for future growth" said Ian Telfer, Chairman and Chief Executive Officer of Wheaton River.

"The new Goldcorp will have strong production growth, a very large treasury, no debt, no hedge, and importantly, it will be one of the world's lowest cost gold producers and will initially trade at per share multiples well below the industry average." It will be mining at its best: high margins, large profits, healthy diversification, an exciting future with strong entrepreneurial management" said Rob McEwen, Chairman and CEO of Goldcorp.

Wheaton River and Goldcorp have satisfactorily completed their due diligence investigations and the board of directors of Wheaton River has received an opinion from Merrill Lynch that the exchange ratio under the offer is fair, from a financial point of view, to Wheaton shareholders.

Based on a recommendation from the special committee of Wheaton River, comprised of Lawrence Bell, Doug Holtby (Chair) and Ian McDonald, the board of Wheaton River approved the definitive agreement and unanimously recommended that Wheaton River shareholders accept the Goldcorp offer and tender their common shares of Wheaton River to the offer. The offer will expire 35 days after it is made, unless extended by Goldcorp in accordance with the terms of the definitive agreement.

It is expected that the Goldcorp offer and Wheaton River's directors' circular will be mailed to Wheaton River shareholders before December 31, 2004. In addition to customary conditions, the offer will be subject to a minimum tender condition that two-thirds of the Wheaton River common shares outstanding at the expiry time of the offer are tendered to the offer. The offer will also be conditional on the approval of the issuance of the Goldcorp shares under the offer by a simple majority of votes cast by Goldcorp shareholders at a shareholders meeting scheduled for January 31, 2005.

Wheaton River will be entitled to a US$35 million termination fee if the Goldcorp shareholders do not approve the Goldcorp share issuance, or if the Goldcorp offer is not completed and an acquisition proposal (as defined in the definitive agreement) for Goldcorp is completed on or prior to September 30, 2005.

Under the definitive agreement, Mr. McEwen would remain the Chairman of the Board and Mr. Telfer would become President and Chief Executive Officer of the combined company. The board of directors would be comprised of ten members, of which five would be current directors of Wheaton River.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve know and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Wheaton River and Goldcorp, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. When the offer is commenced, Goldcorp will file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

3

For further information, please contact:

Julia Hasiwar
Manager, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia V6C 3L6

Telephone: 1-800-567 6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website: www.wheatonriver.com

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Exhibit (e)(1)

December 5, 2004

Wheaton River Minerals Ltd.
Waterfront Centre
Suite 1560 - 200 Burrard Street
Vancouver, BC
V6C 3L6

Attention:    Mr. Ian Telfer

Re: Mutual Review

In connection with our mutual interest to consider a possible business combination (the "Transaction") involving Goldcorp Inc. ("Goldcorp") and Wheaton River Minerals Ltd. ("Wheaton River"), each party has requested certain information from the other. To assist in our respective consideration of the Transaction, each party has agreed to provide certain information relating to them which is one or more of non-public, confidential or proprietary in nature.

Each party represents and warrants that it is acting as principal in connection with the Transaction and has requested, among other things, certain information concerning the other. As a condition to each party (in such capacity, the "Provider") furnishing such information to the other (in such capacity together with its affiliates (as defined in the Securities Act (Ontario)), the "Recipient"), each party agrees with the other as follows:

1.
Confidential Information:    Each Recipient agrees that all information with respect to the Provider and its business furnished to the Recipient and all documents prepared by the Recipient or any of its representatives or agents containing or based upon, in whole or in part, any such information (collectively referred to as the "Evaluation Material") is confidential and proprietary to the Provider and will be used by the Recipient and its directors, officers, employees, representatives and agents (collectively referred to as "Agents" and individually as an "Agent") only for the purpose of considering the Transaction, and that such Evaluation Material will remain the exclusive property of the Provider and will be kept confidential by the Recipient and its Agents.

  Each Recipient shall immediately return all Evaluation Material to the Provider and shall delete all Evaluation Material from any computer, word processor, disk or similar device upon receipt of a written request to do so from the Provider. If a Recipient determines that it does not wish to enter into a Transaction, the Recipient will promptly advise the Provider.

2.
Securities Laws:    Each Recipient shall be responsible for any unauthorized use or disclosure of any Evaluation Material by its Agents and the Provider will not be required to first assert a claim against any of such persons as a condition of seeking or obtaining a remedy against the Recipient. In the event that the Recipient or anyone to whom the Recipient transmits Evaluation Material becomes legally compelled to disclose any of the Evaluation Material, the Recipient will provide the Provider with prompt written notice so that the Provider may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this agreement. In the event that such protective order or other remedy is not obtained, or the Provider waives compliance with the provisions of this agreement, the Recipient or its Agent, as the case may be, will furnish only that portion of the Evaluation Material that is legally required and the Recipient will exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Evaluation Material.

3.
Termination:    This agreement shall terminate eighteen months from the date of this agreement and shall otherwise terminate or be inoperative as to information comprising part of the Evaluation Material only if such information:

(a)
becomes generally available to the public other than as a result of disclosure by the Recipient or its Agent;

(b)
is generally known at the time of the disclosure of such information by the Provider to the Recipient or later becomes generally known, in either case other than as a result of disclosure in violation of the terms of this agreement by the Recipient or its Agent after the date hereof;

(c)
was developed by the Recipient independent of any disclosure by the Provider or was available to the Recipient on a non-confidential basis prior to its disclosure to the Recipient by the Provider;

(d)
becomes available to the Recipient on a non-confidential basis from a person other than the Provider provided that the Recipient and that person are not in violation of a confidentiality obligation owed to the Provider of which the Recipient is aware; or

(e)
is required to be disclosed by applicable law, provided the Recipient gives the Provider notice as soon as practical of such requirement so that the Provider can seek a protective order or other protection against disclosure, with respect to which the Recipient will use its commercially reasonable efforts to assist the Provider, provided always that nothing in this agreement shall prevent the Recipient from good faith compliance with its disclosure obligations under applicable securities law.

4.
No Representation:    The Provider makes no representation or warranty as to title to or ownership of any of its properties or to the accuracy or completeness of any Evaluation Material furnished to the Recipient and has no obligation to revise or update any Evaluation Material previously provided to the Recipient. The Recipient agrees that neither the Provider nor any of its Agents shall have any liability to the Recipient or any of its Agents resulting from the use, in accordance with the provisions of this agreement, of the Evaluation Material by the Recipient or any of its Agents.

5.
Standstill:    Each party agrees that it will not, without the prior written consent of the other party, for a period of eighteen months from the date of this agreement:

(a)
acquire or agree to acquire, or make any proposal or offer to acquire, directly or indirectly or in any manner whatsoever, any securities of the other party or any of its affiliates;

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  (b)
  solicit proxies from, or otherwise attempt to influence the conduct of, holders of securities of the other party or any of its affiliates, or initiate any shareholder proposal in respect of the other party or any of its affiliates;

  (c)
  in any manner directly or indirectly seek to control or influence the board of the directors, management or policies of the other party or any of its affiliates;

  (d)
  engage in any discussions or negotiations, conclude any understandings or enter into any agreement, or otherwise act jointly or act in concert, with any third party to propose or effect any take-over bid, amalgamation, merger, arrangement or other business combination with respect to the other party or any of its affiliates or to propose or effect any acquisition or purchase of any assets of the other party or any of its affiliates;

  (e)
  make any public or private disclosure of any consideration, intention, plan or arrangement in connection with any of the foregoing; or

  (f)
  advise, assist or encourage any other person in connection with any of the foregoing, including without limitation by providing financing for such purpose.

6.
Employee Non-Solicitation:    Each party agrees that for a period of eighteen months following the date of this agreement, it will not, without the written consent of the other party, solicit, either directly or through an Agent, any of the Relevant Employees (as defined below) of the other party to accept employment with it or any of its affiliates, unless the employment of the Relevant Employee has been terminated prior to the commencement of employment discussions with such Relevant Employee. "Relevant Employees" of a party means all employees of the other party (i) who are involved with, or whose responsibilities relate in whole or in part, to the Transaction, including the due diligence investigations being completed in connection therewith, or (ii) with whom such first party or its affiliates may come into contact, or receive information about, in the course of collecting or reviewing Evaluation Material or in considering and negotiating or completing the Transaction or any other transaction. The prohibition contained in this paragraph 6 shall not extend to general solicitations of employment not specifically directed towards employees of the other party, including through the use of a recruitment agency provided that the name of a specific Relevant Employee is not given to such agency.

7.
Visits:    If either party wishes to visit a property of the other, it will notify the other in writing and the other will use commercially reasonable efforts to arrange site visits with company representatives. Any information obtained on such visits shall be part of the Evaluation Material. Each party will bear its own costs and expenses in connection with any such visits and will indemnify and save harmless the other from any loss, liability, cost, damage, injury or expense arising out of any injury to any person, agent or property as a result of a site visit, except as a result of the gross negligence of the other.

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8.
Miscellaneous:

(a)
In no event shall the Recipient be deemed to have acquired any right or interest of any kind in or to the Evaluation Material. In no event shall either party be subject to any commitment to enter into any further agreement with the other with respect to a Transaction or to complete a Transaction by virtue of this agreement.

(b)
This agreement shall be governed and construed in accordance with the laws of the Province of Ontario.

(c)
This agreement shall be binding on each party, their respective successors and assigns, and shall enure to the benefit of each party, their respective successors and permitted assigns. Neither party may assign this agreement or any rights under this agreement without the prior written consent of the other.

(d)
This agreement constitutes the entire agreement between the parties with respect to the subject matter set out in this agreement and supersedes any prior agreement, understanding or arrangement between them, whether oral or in writing. No variation or amendment to this agreement shall be effective unless in writing and signed by each party.

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If Wheaton River is in agreement, please sign, date and return one copy of this letter. The date of the agreement shall be the date that Wheaton River enters below.

Yours very truly, GOLDCORP INC.
By:	/s/ ROBERT R. MCEWEN
Robert R. McEwen

Confirmed and agreed to as of the     3rd     day of December, 2004.

WHEATON RIVER MINERALS LTD.
By:	/s/ IAN TELFER
Ian Telfer

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Exhibit (e)(2)

Goldcorp Inc.
145 King St. West, Suite 2700
Toronto, Ontario
M5H 1J8

December 5, 2004

Wheaton River Minerals Ltd.
1560-200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:    Ian W. Telfer
                     Chairman and Chief Executive Officer

Dear Sirs:

Acquisition of Wheaton River Minerals Ltd. by Goldcorp Inc.

        This letter of intent outlines the general terms and conditions under which Goldcorp Inc. ("Goldcorp") proposes to acquire (the "Transaction") all of the outstanding common shares (the "Shares") of Wheaton River Minerals Ltd. ("Wheaton River") and the basis on which Wheaton River and Goldcorp are prepared to commence negotiations towards the consummation of the Transaction and their due diligence investigations of each other.

1.     Transaction

        The Transaction will be completed in two-steps consisting of a share exchange take-over bid made by Goldcorp or a wholly-owned subsidiary of Goldcorp for all Shares and a subsequent compulsory acquisition or second-step going-private transaction to acquire all Shares not acquired pursuant to such take-over bid. The principal terms of the Transaction are set out in Schedule A.

2.     Conditions

        The proposal is subject to the following conditions:

  (a)
  The negotiation, execution and delivery by Wheaton River and Goldcorp of a definitive support agreement (the "Support Agreement") providing for the terms and conditions upon which the Transaction will be completed (including the terms and conditions set out in Schedule A). The Support Agreement will be subject to approval by the boards of directors of each of Wheaton River and Goldcorp.

  (b)
  Each of Wheaton River and Goldcorp shall be satisfied with the results of its due diligence investigations in respect of the other.

  (c)
  The receipt by Wheaton River of an opinion from its financial advisor that the consideration offered to the shareholders of Wheaton River pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Wheaton River.

3.     Exclusivity

        From the date hereof until the termination of this letter of intent in accordance with section 6 (the "Exclusivity Period"), Wheaton River and Goldcorp agree to negotiate exclusively with each other with a view to settling the Support Agreement as soon as possible. Each of Wheaton River and Goldcorp agrees that neither it, its affiliates, nor its nor their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, any other person relating to any Alternative Transaction or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek to do any of the foregoing.

        Each of Wheaton River and Goldcorp agrees to notify the other immediately if it, its affiliates, or its or their respective representatives, officers, directors, employees, advisors or agents receives after the date hereof any indication of interest or other communication regarding any possible Alternative Transaction and will furnish in writing to the other the terms and conditions of any such indication or communication.

        "Alternative Transaction" means, in respect of Wheaton River or Goldcorp, as applicable, any acquisition of any of its securities or the securities of its subsidiaries or any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement or acquisition or purchase of all or a material portion of the assets of, or any material equity interest in, it or any of its subsidiaries or other similar transaction or business combination involving it or any of its subsidiaries. "Person" includes an individual, corporation, partnership, trust, joint venture or other form of business organization.

4.     Due Diligence

        During the Exclusivity Period, each of Wheaton River and Goldcorp will provide the other with reasonable access to its facilities, personnel, books, records and documents to allow the other to conduct due diligence for the purposes of evaluating the Transaction. All information provided by one party to the other will be subject to the terms and conditions of the confidentiality agreement dated December 3, 2004 between Wheaton River and Goldcorp.

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5.     Expenses

        Each of Wheaton River and Goldcorp will be responsible for its own expenses incurred in connection with its evaluation and pursuit of the Transaction.

6.     Termination

        This letter of intent will terminate on the earlier of (a) 21 days from the date hereof and (b) the execution of the Support Agreement, or on any other date as may be mutually agreed between Wheaton River and Goldcorp in writing. Upon such termination, the provisions of this letter of intent shall be of no further force or effect and no party shall have any liability to any other party hereunder, except for breaches of this letter of intent which occurred prior to termination.

7.     Public Announcement

        Forthwith following the execution of this letter of intent, Wheaton River and Goldcorp will issue a joint press release satisfactory to each of them disclosing the proposed Transaction and the execution of this letter of intent.

8.     Governing Law

        This letter of intent will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

        With the exception of sections 3 to 8, this letter of intent does not, nor is it intended to, constitute a binding agreement. Unless and until the Support Agreement has been executed, neither of the parties will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter of intent, except for the matters specifically identified herein as legally binding.

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        If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing and returning the enclosed duplicate original of this letter of intent by facsimile or otherwise.

Yours very truly,

Goldcorp Inc.

/s/ ROBERT R. MCEWEN Robert R. McEwen Chairman and Chief Executive Officer

The undersigned agrees with and accepts the terms of this letter of intent.

Wheaton River Minerals Ltd.

/s/ IAN W. TELFER Ian W. Telfer Chairman and Chief Executive Officer

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SCHEDULE A

Goldcorp Inc. Proposal to Acquire all of the
Common Shares of Wheaton River Minerals Ltd.

Summary of Terms

Offeror:	Goldcorp Inc. ("Goldcorp") or a wholly-owned subsidiary of Goldcorp (in either case, the "Offeror").
Shares to be Acquired:	All the outstanding common shares ("Shares") of Wheaton River Minerals Ltd. ("Wheaton River"), including Shares issuable pursuant to the exercise of outstanding warrants and options.
Consideration:	0.25 of a common share of Goldcorp for each Share (the "Share Exchange Ratio").
Transaction Structure:
Support agreement ("Support Agreement") between Goldcorp and Wheaton River requiring the Offeror to make a share exchange take-over bid (the "Offer") for the Shares followed by either a compulsory acquisition or second-step going-private transaction. The Offer will be mailed as soon as possible after the Support Agreement is entered into and will remain open for 35 days.
Minimum Tender Condition:
Deposit of such number of Shares which would constitute at least 66 2/3% of the Shares outstanding as at the expiry of the Offer. This minimum tender condition may be waived by the Offeror only with the consent of Wheaton River.
Other Conditions:	Customary, including receipt of regulatory approvals or expiry of relevant waiting periods.
Board Recommendation:
The Support Agreement will provide that the board of directors of Wheaton River will unanimously recommend that Wheaton River's shareholders accept the Offer, subject to the board's fiduciary duties. The Support Agreement will also provide that each of the directors of Wheaton River will have indicated his intention to tender his Shares to the Offer.

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Non-Solicitation:
The Support Agreement will contain customary non-solicitation provisions in respect of Wheaton River; provided, however, that the Support Agreement will permit the board of directors of Wheaton River to respond to a Superior Proposal (being a transaction that is more favourable to Wheaton River shareholders than the Offer) if required to do so in order to satisfy its fiduciary duties, subject to payment of the Termination Fee in the circumstances referred to below.
Right to Match:	Prior to entering into any agreement regarding a Superior Proposal, Wheaton River will provide the Offeror an opportunity to match the Superior Proposal.
Termination Fee:
Upon the occurrence of customary termination fee events, including if the board of directors of Wheaton River withdraws or changes its recommendation of the Offer to recommend a Superior Proposal or the Support Agreement is terminated by Wheaton River in order to enter into a Superior Proposal, Wheaton River will pay to Goldcorp a termination fee of US$35 million (the "Termination Fee").

In addition, if the Support Agreement is terminated as a result of a material breach of representation, warranty or covenant, the breaching party will pay the Termination Fee to the non-breaching party as liquidated damages.
Management and Board of Directors of Goldcorp:
Upon the acquisition by Goldcorp of at least 66 2/3% of the Shares outstanding as at the expiry of the Offer, the Chief Executive Officer of Wheaton River will become the Chief Executive Officer of Goldcorp. Upon the acquisition by Goldcorp of at least 66 2/3% of the Shares outstanding as at the expiry of the Offer or, as soon as practicable thereafter, the board of directors of Goldcorp will be comprised of ten members, of which five members will be current directors of Wheaton River. The Chairman of Goldcorp will remain as chairman of the combined company.
Options:
Wheaton River options that are vested may be exercised on a "cashless" basis and the Shares issued upon such exercise may be tendered into the Offer. Subject to Toronto Stock Exchange approval, all Wheaton River options (whether vested or unvested) that remain outstanding prior to completion of the compulsory acquisition or second-step going private transaction will become exercisable for Goldcorp common shares on the basis of the Share Exchange Ratio.

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Warrants:
All Wheaton River warrants that remain outstanding prior to completion of the compulsory acquisition or second-step going private transaction will become exercisable for Goldcorp common shares on the basis of the Share Exchange Ratio.
Ordinary Course of Business:
The Support Agreement will contain customary ordinary course of business covenants for each of Wheaton River and Goldcorp, including restrictions on the issuance of shares and securities convertible into shares (excluding options issued in the ordinary course pursuant to the stock option plan of Wheaton River or Goldcorp, as applicable, and shares issuable upon the exercise of options or warrants).
Non-Binding:	This Summary of Terms will not give rise to any legally binding obligations. Those obligations will arise only upon the entering into of the Support Agreement.

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Exhibit (e)(3)

ACQUISITION AGREEMENT

        THIS ACQUISITION AGREEMENT (the "Agreement") dated December 23, 2004.

  BETWEEN:

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario, Canada
("Goldcorp")
— and —
WHEATON RIVER MINERALS LTD., a corporation existing under the laws of the Province of Ontario, Canada
("Wheaton")

        WHEREAS Goldcorp and Wheaton wish to enter into a business combination that would be favourable to Goldcorp and Wheaton and their respective shareholders;

        AND WHEREAS the business combination, considered in its entirety as a single integrated transaction, is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

        NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

1.	INTERPRETATION
1.1	Defined Terms. In this Agreement:

"Acquisition Proposal" means, in respect of Wheaton or Goldcorp, any proposal or offer made by any person, other than the other party and its affiliates, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise, including, for greater certainty, the proposed offer for Goldcorp Common Shares announced by Glamis Gold Ltd. on December 16, 2004, that could result in any person (or group of persons acting jointly or in concert), other than the other party and its affiliates, acquiring or beneficially owning or exercising control or direction over: (i) a material portion of the assets of it and its Subsidiaries, on a consolidated basis; or (ii) together with any of its common shares or any equity shares or voting shares of any of its Subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 10% or more of its common shares or the equity shares or voting shares of any of its Subsidiaries.
"AMEX" means the American Stock Exchange.
"business day" means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in the Cities of Toronto or Vancouver.
"Confidentiality Agreement" means the confidentiality agreement dated December 3, 2004 between Goldcorp and Wheaton.
"Directors' Circular" means the directors' circular of the directors of Wheaton relating to the Offer, as amended from time to time.

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals or similar authority issued or required by any Governmental Entity pursuant to any Environmental Law.

"Environmental Condition" means the spill, discharge, disposal, deposit, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), generation, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Closing Date of any Hazardous Substance by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Closing Date with respect to any Hazardous Substance or reporting with respect thereto.

"Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.
"Expiry Date" has the meaning set out in section 2.8 hereof.
"Expiry Time" means the time at which the Offer expires in accordance with its terms and in accordance with the Securities Laws.
"Goldcorp Circular" means the management information circular to be prepared by Goldcorp in respect of the Goldcorp Meeting.
"Goldcorp Common Shares "means common shares of Goldcorp.

"Goldcorp Disclosure Letter" means the letter of even date herewith delivered by Goldcorp to Wheaton in a form accepted by and initialled on behalf of Wheaton with respect to certain matters in this Agreement.

"Goldcorp Group Companies" means Goldcorp, the Goldcorp Subsidiaries and the Goldcorp Significant Interest Companies, collectively.

"Goldcorp Meeting" means a special meeting of the Goldcorp Shareholders called to consider an ordinary resolution to approve the Goldcorp Share Issuance, and shall include any adjournment or postponement thereof.

"Goldcorp Options" means the options of Goldcorp, as at December 22, 2004, to purchase an aggregate of 6,144,479 Goldcorp Common Shares issued pursuant to the Goldcorp Share Option Plan, a summary of which is provided in Schedule D hereto.
"Goldcorp Share Issuance" means the issuance by Goldcorp of Goldcorp Common Shares pursuant to the Offer and the Subsequent Acquisition Transaction.
"Goldcorp Share Option Plan" means the share option plan of Goldcorp adopted in 2000.
"Goldcorp Shareholders" means, collectively, the holders of Goldcorp Common Shares.
"Goldcorp Significant Interest Companies" means the corporations identified as such in Schedule B attached hereto, collectively.
"Goldcorp Subsidiaries" means the corporations identified as such in Schedule B attached hereto, collectively.

"Goldcorp Warrants" means: (i) the 3,000,000 share purchase warrants expiring May 13, 2009, each of which entitles the holder to acquire two Goldcorp Common Shares, at a total price of C$20.00 (C$10.00 per share); and (ii) the 4,000,000 share purchase warrants expiring April 30, 2007, each of which entitles the holder to acquire two Goldcorp Common Shares at a total price of $25.00 ($12.50 per share).

"Governmental Entity" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Hazardous Substance" means any pollutant, contaminant or waste of any nature, and any substance, including deleterious substance, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in or for the purposes of any Environmental Law.

"Investment Laws" means, collectively, the Competition Act (Canada), the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Foreign Acquisition and Takeovers Act 1975 (Cth) (Australia) and other similar laws of other jurisdictions in which the Offer is made or in which Goldcorp or Wheaton carries on business, including, without limitation, in Brazil, Argentina and Mexico.

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, statutes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

"Material Adverse Change" means, in respect of Goldcorp or Wheaton, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Goldcorp or Wheaton, any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and the Goldcorp Subsidiaries, or Wheaton and the Wheaton Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold, copper or silver mining industries in general and which does not have a materially disproportionate effect on Goldcorp and the Goldcorp Subsidiaries on a consolidated basis, or Wheaton and the Wheaton Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; or (iv) relating to changes in currency exchange rates, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

"Minimum Tender Condition" has the meaning set out in Schedule A.
"NYSE" means the New York Stock Exchange.
"OBCA" means the Business Corporations Act (Ontario).

"Offer" means the offer to be made by the Offeror pursuant to this Agreement to purchase all of the outstanding Wheaton Common Shares upon and subject to the terms and conditions described in Schedule A and shall include any further amendments or variations to, or extensions of, such Offer, made in accordance with the terms of this Agreement.

"Offer Documents" means, collectively, the Offer and the take-over bid circular, the Schedule TO to be filed with the SEC, the letter of transmittal and the letter of guaranteed delivery relating to the Offer, and other documents relating to the Offer filed with the SEC, in each case as amended from time to time.
"Offeror" means, collectively, Goldcorp and Subsidiary Bidco.
"Response Period" has the meaning set out in subsection 8.5(a)(ii).

"SEC" means the Securities and Exchange Commission of the United States of America;
"Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively.

"Securities Laws" means, collectively, any securities laws applicable to the Offer, including, without limitation, the Securities Act (Ontario) and the rules and regulations made thereunder, the similar legislation, rules and regulations of the other Canadian provinces, the applicable laws of the United States and other similar laws of other jurisdictions in which the Offer is made.
"Share Exchange Ratio" means the ratio of 0.25 of a Goldcorp Common Share for each Wheaton Common Share.

"Subsequent Acquisition Transaction" means a transaction to acquire any Wheaton Common Shares not tendered to the Offer involving the continuance of Wheaton under the laws of the Province of Nova Scotia followed by the amalgamation of Wheaton and Subsidiary Bidco (pursuant to which Wheaton Shareholders would receive Goldcorp Common Shares directly from Goldcorp), and otherwise satisfying, in Wheaton's opinion, the requirements for qualifying, together with the Offer as a single integrated transaction, as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes.
"Subsequent Offering Period" means a subsequent offering period following the Offer pursuant to Rule 14d-11 under the 1934 Act.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such entitlement to elect directors is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Goldcorp, includes the Goldcorp Subsidiaries and, in the case of Wheaton, includes the Wheaton Subsidiaries.

"Subsidiary Bidco" means a wholly-owned subsidiary of Goldcorp that is incorporated under the laws of the Province of Nova Scotia as an unlimited liability company.
"Superior Proposal" has the meaning set out in Section 8.2(a).

"Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.
"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any Governmental Entity relating to Taxes.
"TSX" means the Toronto Stock Exchange.
"U.S. Tax Code" means The United States Internal Revenue Code of 1986, as amended, or any successor thereto.
"Wheaton Common Shares" means the outstanding common shares of Wheaton, including any such common shares issued upon the exercise of Wheaton Options and Wheaton Warrants.

"Wheaton Disclosure Letter" means the letter of even date herewith delivered by Wheaton to Goldcorp in a form accepted by and initialled on behalf of Goldcorp with respect to certain matters in this Agreement.
"Wheaton Group Companies" means Wheaton and the Wheaton Subsidiaries and the Wheaton Significant Interest Companies, collectively.

"Wheaton Options" means the options of Wheaton to purchase an aggregate of 20,231,497 Wheaton Common Shares issued pursuant to the Wheaton Share Option Plans and the options to purchase an aggregate of 700,000 Wheaton Common Shares issued pursuant to the acquisition of the Luismin mine, which options are subject to the terms of Wheaton's 2001 Share Option Plan, a summary of which is provided in Schedule E hereto.
"Wheaton Series A Warrants" means those warrants referred to in paragraph (ii) of the definition of Wheaton Warrants below.
"Wheaton Share Option Plans" means the share option plans of Wheaton adopted in 1995 and 2001.
"Wheaton Shareholders" means, collectively, the holders of Wheaton Common Shares.

"Wheaton Significant Interest Companies" means the corporations identified as such in Schedule C attached hereto, collectively.
"Wheaton Subsidiaries" means the corporations identified as such in Schedule C attached hereto, collectively.

"Wheaton Warrants" means: (i) the 54,716,772 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,716,772 Wheaton Common Shares at a price of C$1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,341,837 Series A Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,341,837 Wheaton Common Shares at a price of C$1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,296,174 Series B Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,296,174 Wheaton Common Shares at a price of C$3.10 per Wheaton Common Share issued and outstanding pursuant to the Warrant Indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company.

"Wheaton Warrant Indentures" means the warrant indentures made between Wheaton and CIBC Mellon Trust Company dated May 30, 2002, February 27, 2003 and August 25, 2003 as such indentures have been amended or supplemented prior to the date hereof.
"1933 Act" means the Securities Act of 1933, as amended, of the United States of America.
"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America.

"1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.
1.2
Governing Law. This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but the reference to such laws will not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.
1.3	Headings. The headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
1.4
Severability. Any provision of this Agreement that is declared by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction will be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity or unenforceability in any jurisdiction will not alone invalidate or render unenforceable such provision in any other jurisdiction.
1.5	Currency. Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of United States.
1.6
Meaning of Certain Phrase. In this Agreement the phrase "in the ordinary and regular course of business" will mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.
1.7
Knowledge. Where the phrases "to the knowledge of Goldcorp" or "to Goldcorp's knowledge" or "to the knowledge of Wheaton" or "to Wheaton's knowledge" are used: (i) in respect of Goldcorp, the Goldcorp Subsidiaries, Wheaton or the Wheaton Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Goldcorp and the Goldcorp Subsidiaries, the collective actual knowledge of those officers of Goldcorp and the Goldcorp Subsidiaries set forth in Schedule H hereto, and (B) in the case of Wheaton and the Wheaton Subsidiaries, the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries set forth in Schedule I hereto; and (ii) to qualify any representation and warranty or statement made in respect of the Goldcorp Significant Interest Companies or the Wheaton Significant Interest Companies, such phrase shall mean that (A) in the case of the Goldcorp Significant Interest Companies, to the collective actual knowledge of those officers of Goldcorp and the Goldcorp Subsidiaries and those officers, directors or members of a management or operating committee of a Goldcorp Significant Interest Company who are set forth in Schedule H hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect, and (B) in the case of the Wheaton Significant Interest Companies, to the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries and those officers, directors or members of a management or operating committee of a Wheaton Significant Interest Company who are set forth in Schedule I hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

1.8	Schedules. The following are the Schedules attached to and incorporated in this Agreement by reference and are deemed to form a part of this Agreement:
Schedule A	Terms and Conditions of the Offer
Schedule B	Goldcorp Subsidiaries and Goldcorp Significant Interest Companies
Schedule C	Wheaton Subsidiaries and Wheaton Significant Interest Companies
Schedule D	Description of Goldcorp Options
Schedule E	Description of Wheaton Options
Schedule F	List of Goldcorp Principal Properties
Schedule G	List of Wheaton Principal Properties
Schedule H	List of Goldcorp Officers
Schedule I	List of Wheaton Officers

        1.9    Commercially Reasonable Efforts.    Each of Goldcorp and Wheaton acknowledges and agrees that, for all purposes of this Agreement, an obligation on the part of either party to use its commercially reasonable efforts to obtain any waiver, consent, approval, authorization or other document or perform any action shall not require such party to make any payment to any person for the purpose of procuring or performing, as the case may be, the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable Laws.

2.     THE OFFER

        2.1    The Offer.    As soon as practicable after the date of this Agreement, the Offeror will make the Offer in accordance with this Agreement and the Securities Laws. Provided that the Offeror has received the list of registered holders and beneficial owners of Wheaton Common Shares, and all regulatory waivers, consents and approvals that are necessary to permit the Offeror to mail the Offer, and provided further that the Offeror is not otherwise prohibited from making the Offer by a court or regulatory authority of competent jurisdiction, the Offeror will make the Offer by December 31, 2004. Wheaton Shareholders subject to Tax will be permitted to tender Wheaton Common Shares to Goldcorp.

        2.2    Consideration.    The Offeror shall make the Offer on the basis of the Share Exchange Ratio. No fractional Goldcorp Common Shares will be issued pursuant to the Offer; any fractional number of Goldcorp Common Shares equal to or greater than 0.5 will be rounded up to the nearest whole number and less than 0.5 will be rounded down to the nearest whole number.

        2.3    Offer Documents.    The form and content of the Offer Documents will comply in all material respects with the requirements of the Securities Laws. Wheaton will use its reasonable efforts to assist, and to cooperate with, the Offeror in sending the Offer Documents to Wheaton Shareholders, including, without limitation, providing to the Offeror promptly, from time to time, lists of the registered holders and beneficial owners of Wheaton Common Shares. The Offeror will send the Offer Documents to Wheaton Shareholders by mail, and will file the Offer Documents with the applicable securities regulatory authorities in accordance with the Securities Laws. Prior to the mailing of the Offer Documents, the Offeror will provide Wheaton with an opportunity to review and comment on the Offer Documents recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

        2.4    Registration Statement.    Goldcorp shall, prior to or at the time of issue of the Goldcorp Common Shares to be issued pursuant to the Offer, have declared effective a registration statement on Form F-10 registering such shares under the 1933 Act.

        2.5    Listing.    Goldcorp shall effect the listing of the Goldcorp Common Shares to be issued pursuant to the Offer on the TSX and the NYSE at the time of issue of such shares.

        2.6    Expiry Time.    The initial Expiry Time will be 12:01 a.m. (Vancouver time) on the 36th calendar day after the date on which the Offer Documents are mailed to Wheaton Shareholders (or, if such 36th day is not a business day, on the next succeeding business day); provided that, if the conditions set forth in Schedule A are not satisfied at the Expiry Time, the Offeror may extend the Expiry Time, one or more times, in its sole discretion, subject only to section 2.8. The Offeror will comply with all applicable Securities Laws in connection with any such extension of the Expiry Time and the Offeror reserves the right to make available a Subsequent Offering Period provided that it complies with applicable Canadian Securities Laws.

        2.7    Take Up and Payment.    Subject to the satisfaction or waiver of the conditions set forth in Schedule A, the Offeror will, within the time periods required by the Securities Laws, take up and pay for all Wheaton Common Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

        2.8    Amendment and Waiver.    The Offeror will not amend or vary the terms and conditions of the Offer, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date (the "Expiry Date") not later than: (i) 120 calendar days after the date of the Offer in the event that any of the conditions in paragraphs (e), (f), (g), (h) or (j) of Schedule A have not been satisfied or waived by the Offeror or if an Acquisition Proposal has been made and is continuing; and (ii) in any case other than as provided in clause 2.8(i), 60 calendar days after the date of the Offer; provided, however, that the Offeror may waive any one or more of the conditions of the Offer, in its sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived by Goldcorp only with the prior written consent of Wheaton. The Offeror will comply with all applicable Securities Laws in connection with any such amendment to the Offer or any waiver of any condition thereto.

        2.9    Directors' Circular.    The Directors' Circular will contain a unanimous recommendation by the board of directors of Wheaton that Wheaton Shareholders accept the Offer and tender their Wheaton Common Shares in acceptance of the Offer. Except as expressly permitted under this Agreement, such recommendation in the Directors' Circular shall not be withdrawn, varied or otherwise amended. The form and content of the Directors' Circular will comply in all material respects with the requirements of the Securities Laws. Wheaton will send the Directors' Circular to Wheaton Shareholders by mail, and will file the Directors' Circular and other documents required to be filed by Wheaton under the Securities Laws with the applicable securities regulatory authorities, in accordance with the Securities Laws; provided that Wheaton will use all reasonable efforts to prepare the Directors' Circular as quickly as practicable so that it may be mailed to Wheaton Shareholders with the Offer Documents. Prior to the final approval of the Directors Circular by the board of directors of Wheaton, Wheaton shall provide Goldcorp with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Wheaton and its board of directors, acting reasonably.

        2.10    Cooperation.    At the request of Goldcorp, Wheaton will provide to Goldcorp, on a timely basis, all financial and other information concerning the Wheaton Group Companies that Goldcorp reasonably requires in order to prepare the Offer Documents in accordance with the Securities Laws, and will otherwise cooperate fully with Goldcorp in the preparation of the Offer Documents so that they may be sent to Wheaton Shareholders promptly.

3.     ACTIONS FOLLOWING COMPLETION OF THE OFFER

        3.1    Management and Directors.    If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for Wheaton Common Shares under the Offer, Goldcorp and Wheaton will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (i) the number of directors of Goldcorp will be increased to ten, with five current directors of Goldcorp to be nominated by Ian Telfer, on behalf of Wheaton, remaining as directors of Goldcorp and five current directors of Wheaton nominated by Robert McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (ii) Ian Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (iii) Robert McEwen will remain as a director and the Chair of Goldcorp; and (iv) all of the directors of Wheaton will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (i) above.

        3.2    Subsequent Acquisition Transaction.    Upon satisfaction of the Minimum Tender Consideration, Goldcorp and Wheaton shall take all necessary steps to proceed with, as soon as practicable and in any event within 120 days following the Expiry Time, a Subsequent Acquisition Transaction so that Goldcorp may thereby acquire all of the Wheaton Common Shares that were not acquired by Goldcorp under the Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Offer.

        3.3    U.S. Tax Treatment.    The Offer, considered together with the Subsequent Acquisition Transaction as a single integrated transaction, is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each party hereto agrees to treat the Offer, considered together with the Subsequent Acquisition Transaction, as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a "determination" within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Offer, considered together with the Subsequent Acquisition Transaction, as set forth in this Section 3.3.

3.4   Treatment of Wheaton Options and Wheaton Warrants.

  (a)
  No offer shall be made by Goldcorp for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the board of directors of Wheaton may take the necessary actions to provide that (i) each Wheaton Option holder, other than the directors of Wheaton or the senior officers of Wheaton listed in Schedule I, may, at his or her option, request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depository under the Offer (or such other person as Wheaton and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Common Shares to be received by such holder for the Wheaton Common Shares tendered to the Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option, in the case of Wheaton Option holders other than the directors of Wheaton or the senior officers of Wheaton listed in Schedule I, or shall, in the case of Wheaton Option holders who are directors of Wheaton or senior officers of Wheaton listed in Schedule I, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, and shall accept in lieu of the number of Wheaton Common Shares otherwise issuable upon such exercise, the number of Goldcorp Common Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Wheaton Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action shall be conditional upon the take up of Wheaton Common Shares under the Offer. Notwithstanding any provision of this Agreement to the contrary, Goldcorp Common Shares to be received by a Wheaton Option holder for Wheaton Common Shares tendered to the Offer pursuant to the exercise of a Wheaton Option shall be issued and registered in the name of such holder prior to any sale by the depository under the Offer of such Goldcorp Common Shares as described in (i) above.

  (b)
  No Offer shall be made by Goldcorp for Wheaton Warrants. Upon the exercise of any such warrants after a Subsequent Acquisition Transaction, the holder of any such Wheaton Warrants shall receive, in lieu of the number of Wheaton Common Shares otherwise issuable upon such exercise, that number of Goldcorp Common Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Wheaton Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

  (c)
  Goldcorp shall take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options (both vested and unvested) and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as part of such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Common Shares on the basis described in paragraphs (a) and (b) above and, in the case of the Wheaton Warrants, subject to any applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

        3.5    Cooperation; Compliance with Laws.    Wheaton will cooperate fully with Goldcorp in preparing, disseminating and filing all documents necessary or desirable in connection with a Subsequent Acquisition Transaction. Any such Subsequent Acquisition Transaction, and any solicitation of proxies or offering of securities in connection therewith, will be carried out in a manner that complies with the Securities Laws and other applicable Laws.

4.     REPRESENTATIONS AND WARRANTIES OF GOLDCORP

        Goldcorp hereby represents and warrants to Wheaton as follows, and hereby acknowledges that Wheaton is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to support the Offer:

        4.1    Organization.    Goldcorp, each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp, each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Goldcorp. All of the outstanding shares of Goldcorp and the Goldcorp Subsidiaries and the outstanding shares representing Goldcorp's interest in each of the Goldcorp Significant Interest Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Goldcorp Subsidiaries are owned directly or indirectly by Goldcorp or a Goldcorp Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Goldcorp Group Company or to the extent that there would not be a Material Adverse Effect on Goldcorp, the outstanding shares of each Goldcorp Group Company which are owned by Goldcorp (or by another Goldcorp Group Subsidiary) are owned free and clear of all Encumbrances and neither Goldcorp nor any of the Goldcorp Group Companies is liable to any Goldcorp Group Company or to any creditor in respect thereof. Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Goldcorp Group Companies from either Goldcorp or any of the Goldcorp Subsidiaries.

        4.2    Capitalization.    Goldcorp is authorized to issue an unlimited number of Goldcorp Common Shares. As at December 22, 2004, there were 189,980,188 Goldcorp Common Shares outstanding, an aggregate of 6,144,479 Goldcorp Common Shares were set aside for issue under the Goldcorp Options and an aggregate of 14,000,000 Goldcorp Common Shares were set aside for issue under the Goldcorp Warrants. Except: (i) as described in the immediately preceding sentence; (ii) pursuant to this Agreement and the transactions contemplated hereby; and (iii) as disclosed in the Goldcorp Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Goldcorp or any of the Goldcorp Subsidiaries to issue or sell any shares of Goldcorp or any of the Goldcorp Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Goldcorp or any of the Goldcorp Subsidiaries. All options issued by Goldcorp are summarized in Schedule D attached hereto. All outstanding Goldcorp Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Goldcorp or any of the Goldcorp Group Companies having the right to vote with the Goldcorp Shareholders on any matter. There are no outstanding contractual obligations of Goldcorp or of any of the Goldcorp Group Companies to repurchase, redeem or otherwise acquire any outstanding Goldcorp Common Shares or with respect to the voting or disposition of any outstanding Goldcorp Common Shares.

        4.3    Authority.    Goldcorp has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Goldcorp as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Goldcorp and the completion by Goldcorp of the transactions contemplated by this Agreement have been authorized by the directors of Goldcorp, and no other corporate proceedings on the part of Goldcorp are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Goldcorp of the Offer Documents. This Agreement has been executed and delivered by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the Goldcorp Disclosure Letter, the execution and delivery by Goldcorp of this Agreement, the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

  (a)
  result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (i)
  the articles or by-laws (or their equivalent) of Goldcorp or any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies,

  (ii)
  any Law, or

  (iii)
  any contract, agreement, licence or permit to which Goldcorp, or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, is bound or is subject to or of which Goldcorp or any Goldcorp Group Company is the beneficiary;

  (b)
  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

  (c)
  result in the imposition of any Encumbrance upon any of the property or assets of Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, or restrict, hinder, impair or limit the ability of Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies to conduct the business of Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies as and where it is now being conducted; or

  (d)
  result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Goldcorp or any Goldcorp Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Goldcorp or any Goldcorp Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

    which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Goldcorp of the transactions contemplated hereby other than: (i) filings with and approvals required by the Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the Goldcorp Disclosure Letter; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

        4.4    Goldcorp Subsidiaries.    The only Subsidiaries of Goldcorp are the Goldcorp Subsidiaries and the only other corporations in which Goldcorp owns a direct or indirect voting or equity interest of greater than 30% are the Goldcorp Significant Interest Companies.

        4.5    No Defaults.    Wheaton has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Goldcorp or any of the Goldcorp Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Goldcorp, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements and licences. Neither Goldcorp nor any of the Goldcorp Subsidiaries nor, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Goldcorp in the case of the Goldcorp Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

        4.6    Absence of Changes.    Since December 31, 2003, except as publicly disclosed by Goldcorp prior to the date hereof, or disclosed in the Goldcorp Disclosure Letter:

  (a)
  Goldcorp and each of the Goldcorp Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (b)
  none of the Goldcorp Group Companies has incurred or suffered a Material Adverse Change;

  (c)
  there has not been any acquisition or sale by Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any material property or assets thereof;

  (d)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any debt for borrowed money, any creation or assumption by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any Encumbrance, any making by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $1,000,000 outstanding at any time and (c) loans made to other Goldcorp Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Goldcorp, any of the Goldcorp Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies of any contract, agreement, licence, lease transaction, commitment or other right or obligation, except to the extent that any such matter referred to in this subsection 4.6(d) would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

  (e)
  other than as publicly disclosed by Goldcorp prior to the date hereof, Goldcorp has not declared or paid any dividends or made any other distribution on any of the Goldcorp Common Shares;

  (f)
  Goldcorp has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Goldcorp Common Shares;

  (g)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Goldcorp or any of the Goldcorp Subsidiaries to any of their respective directors or officers or to any director or officer of any of the Goldcorp Significant Interest Companies who is listed in Schedule H, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

  (h)
  Goldcorp has not effected any material change in its accounting methods, principles or practices; and

  (i)
  other than as specifically provided for in this Agreement, Goldcorp has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

        4.7    Employment Agreements.    Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter:

  (a)
  neither Goldcorp nor any of the Goldcorp Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Goldcorp or any of the Goldcorp Subsidiaries which cannot be terminated without payment upon a maximum of 12 months' notice;

  (b)
  neither Goldcorp nor any of the Goldcorp Subsidiaries has any employee or consultant whose employment or contract with Goldcorp or the Goldcorp Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months' notice; and

  (c)
  neither Goldcorp nor any of the Goldcorp Subsidiaries: (i) is a party to any collective bargaining agreement; (ii) is, to the knowledge of Goldcorp, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (iii) is subject to any current, or, to the knowledge of Goldcorp, pending or threatened strike or lockout, and, to the knowledge of Goldcorp, none of the Goldcorp Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

        4.8    Financial Matters.    The audited consolidated balance sheets, audited consolidated statements of earnings and retained earnings and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of Goldcorp were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Goldcorp on a consolidated basis in accordance with Canadian GAAP. Neither Goldcorp nor any of the Goldcorp Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Goldcorp for the financial year ended December 31, 2003, except liabilities and obligations publicly disclosed by Goldcorp prior to the date hereof or incurred in the ordinary and regular course of business since December 31, 2003, or liabilities or obligations which do not in the aggregate exceed $3,000,000.

        4.9    Books and Records.    The corporate records and minute books of Goldcorp and, since the date each Goldcorp Subsidiary was acquired or incorporated by Goldcorp, the corporate records and minute books of the Goldcorp Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Goldcorp. Financial books and records and accounts of Goldcorp and the Goldcorp Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Goldcorp and the Goldcorp Subsidiaries; and (iii) in the case of Goldcorp and the Goldcorp Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Goldcorp. Goldcorp has: (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Goldcorp and the Goldcorp Subsidiaries is made known to management of Goldcorp by others within those entities; and (ii) devised and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements including that, in all material respects (A) transactions are executed in accordance with the general or specific authorization of the management of Goldcorp, and (B) transactions are recorded as necessary: (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements; and (ii) to maintain accountability for assets and liabilities. The management of Goldcorp has disclosed, based on its most recent evaluation, to Goldcorp's auditors and the audit committee of Goldcorp's board of directors: (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Goldcorp's ability to record, process, summarize and report financial data and have identified for Goldcorp's auditors any material weaknesses in internal controls; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Goldcorp internal controls.

        4.10    Litigation.    Other than as disclosed by Goldcorp in the Goldcorp Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp or affect the right or ability of Goldcorp or any of the Goldcorp Subsidiaries, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement. To the knowledge of Goldcorp, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Goldcorp Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, before any Governmental Entity. Neither Goldcorp, any of the Goldcorp Subsidiaries, or to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Goldcorp or any Goldcorp Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent that any such matter would not have a Material Adverse Effect on Goldcorp.

        4.11    Title to Properties and Condition of Assets.    Except as set forth in the Goldcorp Disclosure Letter, applying customary standards in the mining industry, each Goldcorp Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule F hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Goldcorp. Furthermore, all real and tangible personal property of each Goldcorp Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on Goldcorp.

        4.12    Insurance.    Goldcorp maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

        4.13    Environmental.    Except as to the matters described in the Goldcorp Disclosure Letter, since the date Goldcorp acquired each of the Goldcorp Group Companies there has been no Environmental Condition, and in respect of each such Goldcorp Group Company, to Goldcorp's knowledge there exists no Environmental Condition, which, individually or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on Goldcorp.

        4.14    Tax Matters.    Goldcorp and the Goldcorp Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, where such failure to file or to pay, collect, withhold or remit would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. Goldcorp has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and regular course of business. To the knowledge of Goldcorp, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No lien for Taxes has been filed or exists against Goldcorp or the Goldcorp Subsidiaries, other than liens for Taxes not yet due and payable and liens which would not have a Material Adverse Effect on Goldcorp.

        4.15    Intellectual Property.    Goldcorp and the Goldcorp Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of Goldcorp.

4.16 Pension and Employee Benefits.

  (a)
  Goldcorp and the Goldcorp Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Goldcorp and the Goldcorp Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Goldcorp or the Goldcorp Subsidiaries, as the case may be, (collectively referred to in this subsection as the "Goldcorp Plans") and all Goldcorp Plans maintained by or binding upon Goldcorp or any of the Goldcorp Subsidiaries are, except as disclosed in the Goldcorp Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Goldcorp or any of the Goldcorp Subsidiaries from any such regulatory authority.

  (b)
  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Goldcorp Plan maintained by or binding upon Goldcorp or any of the Goldcorp Subsidiaries being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

        4.17    Reporting Status.    Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Common Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Common Shares are listed on the TSX and the NYSE. The Goldcorp Warrants are listed on the TSX.

        4.18    Reports.    Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Goldcorp Documents"). The Goldcorp Documents, at the time filed; (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and; (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Goldcorp. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

        4.19    Compliance with Laws.    Goldcorp and, since the date Goldcorp acquired each of the Goldcorp Subsidiaries, the Goldcorp Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp. To the knowledge of Goldcorp, the Goldcorp Subsidiaries and the Goldcorp Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

        4.20    No Cease Trade.    Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.

        4.21    No Option on Assets.    Except as disclosed in the Goldcorp Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Goldcorp or the Goldcorp Subsidiaries of any of the material assets of Goldcorp or any of the Goldcorp Subsidiaries.

        4.22    Certain Contracts.    Except as disclosed in the Goldcorp Disclosure Letter, neither Goldcorp, nor to the knowledge of Goldcorp any of the Goldcorp Subsidiaries is, nor since the date Goldcorp acquired each of the Goldcorp Subsidiaries has any Goldcorp Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit the manner or the localities in which all or any material portion of the business of Goldcorp or the Goldcorp Subsidiaries are conducted; (ii) limit any business practice of Goldcorp or any Goldcorp Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any material property by Goldcorp or any Goldcorp Subsidiary in any material respect.

        4.23    Foreign Private Issuer.    As of the date hereof, Goldcorp is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

        4.24    Investment Company Status.    Goldcorp is not registered, and is not required to be registered, as an "investment company" (as that term is defined in the 1940 Act) under the 1940 Act.

        4.25    Shares.    The Goldcorp Common Shares to be issued pursuant to the Offer and the Goldcorp Common Shares to be issued upon the exercise of the Wheaton Options and the Wheaton Warrants will, upon issue and payment of the applicable exercise price in the case of the Wheaton Options and Wheaton Warrants, be issued as fully-paid and non-assessable shares.

        4.26    Certain Securities Law Matters.    The Goldcorp Common Shares to be issued in connection with the Offer, including the Goldcorp Common Shares to be issued upon the exercise of the Wheaton Options and the Wheaton Warrants, will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of distributions by "control persons", will be freely tradable by the holders thereof. The Goldcorp Common Shares to be issued in connection with the Offer to Wheaton Shareholders who are residents of the United States of America or who are "U.S. persons" within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Wheaton for the purposes of Rule 145 under the 1933 Act, will not bear any restrictive legend imposed as a result of the operation of the 1933 Act and will be freely tradeable by the holder thereof.

        4.27    Full Disclosure.    Goldcorp has made available to Wheaton all material information, including financial, operational and other information in respect of the properties listed in Schedule F (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of Goldcorp) and all such information as made available to Wheaton is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

        4.28    No Broker's Commission.    Goldcorp has not entered into any agreement that would entitle any person to any valid claim against Goldcorp for a broker's commission, finder's fee or any like payment in respect of the Offer or any other matter contemplated by this Agreement except as disclosed in the Goldcorp Disclosure Letter.

        4.29    Reorganization.    Neither Goldcorp nor any of the Goldcorp Subsidiaries has taken or agreed to take any action (without regard to any action taken or agreed to be taken by Wheaton or any of the Wheaton Subsidiaries) or knows of any circumstances that would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.     REPRESENTATIONS AND WARRANTIES OF WHEATON

        Wheaton hereby represents and warrants to Goldcorp as follows, and hereby acknowledges that Goldcorp is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to make the Offer:

        5.1    Organization.    Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Wheaton. All of the outstanding shares of Wheaton and the Wheaton Subsidiaries and the outstanding shares representing Wheaton's interest in each of the Wheaton Significant Interest Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Wheaton Subsidiaries, and all of the outstanding shares representing Wheaton's interest in each of the Wheaton Significant Interest Companies, are owned directly or indirectly by Wheaton or a Wheaton Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Wheaton Group Company, as disclosed by Wheaton in the Wheaton Disclosure Letter or to the extent that there would not be a Material Adverse Effect on Wheaton, the outstanding shares of each Wheaton Group Company which are owned by Wheaton (or by another Wheaton Group Company) are owned free and clear of all Encumbrances and neither Wheaton nor any of the Wheaton Group Companies is liable to any Wheaton Group Company or to any creditor in respect thereof. Other than as disclosed by Wheaton in the Wheaton Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Wheaton Group Companies from either Wheaton or any of the Wheaton Subsidiaries.

        5.2    Capitalization.    Wheaton is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of Common Shares. As at December 17, 2004, there were nil preferred shares and 572,135,538 Wheaton Common Shares outstanding, an aggregate of 20,931,497 Wheaton Common Shares were set aside for issue under Wheaton Options and an aggregate of 176,354,783 Wheaton Common Shares were set aside for issue under the Wheaton Warrants. The Wheaton Options are summarized in Schedule E attached hereto. Except for the Wheaton Options and the Wheaton Warrants and except as disclosed in the Wheaton Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Wheaton or any of the Wheaton Subsidiaries to issue or sell any shares of Wheaton or any of the Wheaton Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Wheaton or any of the Wheaton Subsidiaries. All outstanding Wheaton Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Wheaton or any of the Wheaton Group Companies having the right to vote with the Wheaton Shareholders on any matter. There are no outstanding contractual obligations of Wheaton or of any of the Wheaton Group Companies to repurchase, redeem or otherwise acquire any outstanding Wheaton Common Shares or with respect to the voting or disposition of any outstanding Wheaton Common Shares.

        5.3    Authority.    Wheaton has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Wheaton as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Wheaton and the completion by Wheaton of the transactions contemplated by this Agreement have been authorized by the directors of Wheaton and no other corporate proceedings on the part of Wheaton are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Wheaton of the Directors' Circular. This Agreement has been executed and delivered by Wheaton and constitutes a legal, valid and binding obligation of Wheaton, enforceable against Wheaton in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the Wheaton Disclosure Letter, the execution and delivery by Wheaton of this Agreement, the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

  (a)
  result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (i)
  the articles or by-laws (or their equivalent) of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies,

  (ii)
  any Law, or

  (iii)
  any contract, agreement, licence or permit to which Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, is bound or is subject to or of which Wheaton or any Wheaton Group Company is the beneficiary;

  (b)
  give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

  (c)
  result in the imposition of any Encumbrance upon any of the property or assets of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, or restrict, hinder, impair or limit the ability of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies to conduct the business of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies as and where it is now being conducted; or

  (d)
  result in any payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Wheaton or any Wheaton Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Wheaton or any Wheaton Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required: (i) to be obtained by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Wheaton of the transactions contemplated hereby other than (A) filings with and approvals required by Securities Authorities and stock exchanges, (B) any other consents, waivers, permits, orders or approvals referred to in the Wheaton Disclosure Letter, and (C) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton; or (ii) to be obtained in connection with the acquisition by Goldcorp of the properties, property interests and mining operations owned directly or indirectly by Wheaton in connection with the Offer.

        5.4    Directors' Approvals.    The directors of Wheaton have received an opinion from Merrill Lynch Canada Inc., the financial advisor to the directors of Wheaton, that the exchange ratio under the Offer is fair, from a financial point of view, to the Wheaton Shareholders and have unanimously recommended that the Wheaton Shareholders accept the Offer. Further, each of the directors of Wheaton has indicated his intention to accept the Offer and tender his Wheaton Common Shares to the Offer.

        5.5    Wheaton Subsidiaries.    The only Subsidiaries of Wheaton are the Wheaton Subsidiaries and the only other corporations in which Wheaton owns a direct or indirect voting or equity interest of greater than 30% are the Wheaton Significant Interest Companies.

        5.6    No Defaults.    Goldcorp has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Wheaton or any of the Wheaton Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Wheaton, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Wheaton nor any of the Wheaton Subsidiaries nor, to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Wheaton in the case of the Wheaton Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

        5.7    Absence of Changes.    Since December 31, 2003, except as publicly disclosed by Wheaton prior to the date hereof, or disclosed in the Wheaton Disclosure Letter:

  (a)
  Wheaton and each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (b)
  none of the Wheaton Group Companies has incurred or suffered a Material Adverse Change;

  (c)
  there has not been any acquisition or sale by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any material property or assets thereof;

  (d)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any debt for borrowed money, any creation or assumption by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any Encumbrance, any making by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation, except to the extent that any such matter referred to in this subsection 5.7(d) would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton;

  (e)
  Wheaton has not declared or paid any dividends or made any other distribution on any of the Wheaton Common Shares;

  (f)
  Wheaton has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Wheaton Common Shares;

  (g)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Wheaton or any of the Wheaton Subsidiaries to any of their respective directors or officers or to any director of officer of any of the Wheaton Significant Interest Companies who is listed in Schedule I, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Wheaton Options pursuant to the Wheaton Share Option Plans) made to, for or with any of such directors or officers;

  (h)
  Wheaton has not effected any material change in its accounting methods, principles or practices; and

  (i)
  other than as specifically provided for in this Agreement, Wheaton has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

        5.8    Employment Agreements.    Other than as disclosed by Wheaton in the Wheaton Disclosure Letter:

  (a)
  neither Wheaton nor any of the Wheaton Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Wheaton or any of the Wheaton Subsidiaries which cannot be terminated without payment upon a maximum of 12 months' notice;

  (b)
  neither Wheaton nor any of the Wheaton Subsidiaries has any employee or consultant whose employment or contract with Wheaton or the Wheaton Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months' notice; and

  (c)
  neither Wheaton nor any of the Wheaton Subsidiaries: (i) is a party to any collective bargaining agreement; (ii) is, to the knowledge of Wheaton, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (iii) is subject to any current, or to the knowledge of Wheaton, pending or threatened strike or lockout, and, to the knowledge of Wheaton, none of the Wheaton Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

        5.9    Financial Matters.    The audited consolidated balance sheets, audited consolidated statements of operations, audited consolidated statements of shareholders' equity and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of Wheaton were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Wheaton at the respective dates indicated and the results of operations of Wheaton for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Wheaton on a consolidated basis in accordance with Canadian GAAP. Neither Wheaton nor any of the Wheaton Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Wheaton for the financial year ended December 31, 2003, except liabilities and obligations publicly disclosed by Wheaton prior to the date hereof or incurred in the ordinary and regular course of business since December 31, 2003, or liabilities or obligations which do not in the aggregate exceed $3,000,000.

        5.10    Books and Records.    The corporate records and minute books of Wheaton and, since the date each Wheaton Subsidiary was acquired or incorporated by Wheaton, the corporate records and minute books of the Wheaton Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Wheaton. Financial books and records and accounts of Wheaton and the Wheaton Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Wheaton and the Wheaton Subsidiaries; and (iii) in the case of Wheaton and the Wheaton Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Wheaton. Wheaton has: (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Wheaton and the Wheaton Subsidiaries is made known to management of Wheaton by others within those entities; and (ii) devised and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that, in all material respects (A) transactions are executed in accordance with the general or specific authorization of the management of Wheaton, and (B) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (y) to maintain accountability for assets and liabilities. The management of Wheaton has disclosed, based on its most recent evaluation, to Wheaton's auditors and the audit committee of Wheaton's board of directors: (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Wheaton's ability to record, process, summarize and report financial data and have identified for Wheaton's auditors any material weaknesses in internal controls; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Wheaton internal controls.

        5.11    Litigation.    There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Wheaton, threatened against or relating to Wheaton or any of the Wheaton Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton or affect the right or ability of Wheaton or any of the Wheaton Subsidiaries, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement. To the knowledge of Wheaton, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Wheaton Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Wheaton, threatened against or relating to Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, before any Governmental Entity. Neither Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Wheaton or any Wheaton Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent that any such matter would not have a Material Adverse Effect on Wheaton.

        5.12    Title to Properties and Condition of Assets.    Except as set forth in the Wheaton Disclosure Letter, applying customary standards in the mining industry, each Wheaton Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule G hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton. Furthermore, all real and tangible personal property of each Wheaton Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton.

        5.13    Insurance.    Wheaton maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

        5.14    Environmental.    Except as to the matters described in the Wheaton Disclosure Letter, since the date Wheaton acquired each of the Wheaton Group Companies there has been no Environmental Condition, and in respect of each such Wheaton Group Company, to Wheaton's knowledge there exists no Environmental Condition, which, individually or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on Wheaton.

        5.15    Tax Matters.    Wheaton and the Wheaton Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except where such failure to file or to pay, collect, withhold or remit would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton. Wheaton has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and regular course of business. To the knowledge of Wheaton, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No lien for Taxes has been filed or exists against Wheaton or the Wheaton Subsidiaries, other than liens for Taxes not yet due and payable and liens which would not have a Material Adverse Effect on Wheaton.

        5.16    Intellectual Property.    Neither Wheaton nor the Wheaton Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Wheaton and the Wheaton Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of the use of the words "Wheaton River" in the context of the business of Wheaton.

        5.17    Pension and Employee Benefits.

  (a)
  Wheaton and the Wheaton Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Wheaton and the Wheaton Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Wheaton or the Wheaton Subsidiaries (collectively referred to in this subsection as the "Wheaton Plans") and all Wheaton Plans maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries are, except as disclosed in the Wheaton Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Wheaton or any of the Wheaton Subsidiaries from any such regulatory authority.

  (b)
  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Wheaton Plan maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

        5.18    Reporting Status.    Wheaton is a reporting issuer or its equivalent in each of the provinces of Canada. Wheaton is subject to section 12(b) of the 1934 Act. The Wheaton Common Shares and the Wheaton Warrants are listed on the TSX. The Wheaton Common Shares and the Wheaton Series A Warrants are listed on AMEX.

        5.19    Reports.    Except as disclosed in the Wheaton Disclosure Letter, Wheaton has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Wheaton Documents"). The Wheaton Documents, at the time filed: (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)); and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Wheaton, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Wheaton. Wheaton has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

        5.20    Compliance with Laws.    Wheaton and, since the date Wheaton acquired each of the Wheaton Subsidiaries, the Wheaton Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton. To the knowledge of Wheaton, the Wheaton Subsidiaries and the Wheaton Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

        5.21    No Cease Trade.    Wheaton is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Wheaton, no investigation or other proceedings involving Wheaton which may operate to prevent or restrict trading of any securities of Wheaton are currently in progress or pending before any applicable stock exchange or Securities Authority.

        5.22    No Option on Assets.    Except as disclosed in the Wheaton Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Wheaton or the Wheaton Subsidiaries of any of the material assets of Wheaton or any of the Wheaton Subsidiaries.

        5.23    Certain Contracts.    Except as disclosed in the Wheaton Disclosure Letter, neither Wheaton, nor to the knowledge of Wheaton any of the Wheaton Subsidiaries is, nor since the date Wheaton acquired each of the Wheaton Subsidiaries has any Wheaton Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit the manner or the localities in which all or any material portion of the business of Wheaton or the Wheaton Subsidiaries are conducted; (ii) limit any business practice of Wheaton or any Wheaton Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any material property by Wheaton or any Wheaton Subsidiary in any material respect.

        5.24    Foreign Private Issuer.    As of the date hereof, Wheaton is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

        5.25    Investment Company Status.    Wheaton is not registered, and is not required to be registered, as an "investment company" under the 1940 Act.

        5.26    Full Disclosure.    Wheaton has made available to Goldcorp all material information, including financial, operational and other information, in respect of the properties listed in Schedule G (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of Wheaton) and all such information as made available to Goldcorp is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

        5.27    No Broker's Commission.    Wheaton has not entered into any agreement that would entitle any person to any valid claim against Wheaton for a broker's commission, finder's fee or any like payment in respect of the Offer or any other matter contemplated by this Agreement, except as disclosed in the Wheaton Disclosure Letter.

        5.28    Reorganization.    Neither Wheaton nor any of the Wheaton Subsidiaries has taken or agreed to take any action (without regard to any action taken or agreed to be taken by Goldcorp or any of the Goldcorp Subsidiaries) or knows of any circumstances that would prevent the Offer and the Subsequent Acquisition transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

6.     CONDUCT OF BUSINESS

        6.1    Conduct of Business by Wheaton.    Wheaton covenants and agrees that, subject to compliance by the directors of Wheaton with their fiduciary duties, during the term of this Agreement, unless Goldcorp shall otherwise agree in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by this Agreement or as set forth in the Wheaton Disclosure Letter:

  (a)
  the business of Wheaton and the Wheaton Subsidiaries will be conducted only in, and Wheaton and the Wheaton Subsidiaries will not take any action except in, the usual and ordinary course of business and consistent with past practice, and Wheaton will use its commercially reasonable efforts to maintain and preserve its and the Wheaton Subsidiaries' business organization, assets, employees and advantageous business relationships;

  (b)
  except for transactions exclusively between Wheaton and the Wheaton Subsidiaries in the ordinary course of business, Wheaton will not, and will not permit any of the Wheaton Subsidiaries, directly or indirectly, to do any of the following: (i) amend the articles or by-laws (or equivalent) of Wheaton or any of the Wheaton Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person, except dividends paid in the ordinary course consistent with past practice; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Wheaton or the Wheaton Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Wheaton or the Wheaton Subsidiaries, other than Wheaton Common Shares issuable upon the exercise of Wheaton Options or Wheaton Warrants granted prior to the date of this Agreement and Wheaton Options granted in the ordinary course consistent with past practice and Wheaton Common Shares issuable upon the exercise thereof; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Wheaton; (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; or (viii) take any other action that would have a Material Adverse Effect on Wheaton;

  (c)
  except for transactions exclusively between Wheaton and the Wheaton Subsidiaries in the ordinary course of business, Wheaton will not, and will not permit any Wheaton Subsidiary, directly or indirectly, to do any of the following: (i) sell, pledge, dispose of or encumber any assets of Wheaton or any of the Wheaton Subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned subsidiaries), property transfer, or purchase of, any property or assets of any other individual or entity; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary and regular course of business consistent with past practice, of liabilities reflected or reserved against in Wheaton's financial statements or incurred in the ordinary and regular course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right, other than in the ordinary and regular course of business; (vi) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary and regular course of business; or (vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that the foregoing shall not apply if, to have done any of the foregoing or not, as applicable, the effect thereof would not be a Material Adverse Effect on Wheaton or to the ability of Wheaton to consummate the transactions contemplated by this Agreement;

  (d)
  Wheaton shall not, and shall not permit any of its Subsidiaries to, grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay (otherwise than pursuant to its current severance or termination pay policies heretofore disclosed to Goldcorp) to, or the entering into of any employment agreement with, any senior officer or director of Wheaton or any of its Subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies;

  (e)
  neither Wheaton nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable law or the terms of any such plan, agreement, trust, fund or arrangement; and

  (f)
  neither Wheaton nor any of the Wheaton Subsidiaries shall take any action that (without regard to any action taken or agreed to be taken by Goldcorp or any of the Goldcorp Subsidiaries) would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

        6.2    Conduct of Business by Goldcorp.    Goldcorp covenants and agrees that, subject to compliance by the directors of Goldcorp with their fiduciary duties, during the term of this Agreement, unless Wheaton shall otherwise agree in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by this Agreement or as set forth in the Goldcorp Disclosure Letter:

  (a)
  the business of Goldcorp and the Goldcorp Subsidiaries will be conducted only in, and Goldcorp and the Goldcorp Subsidiaries will not take any action except in, the usual and ordinary course of business and consistent with past practice, and Goldcorp will use its best efforts to maintain and preserve its and the Goldcorp Subsidiaries' business organization, assets, employees and advantageous business relationships;

  (b)
  except for transactions exclusively between Goldcorp and the Goldcorp Subsidiaries in the ordinary course of business, Goldcorp will not, and will not permit any of the Goldcorp Subsidiaries to, directly or indirectly, do any of the following: (i) amend the charter documents or by-laws of Goldcorp or any of the Goldcorp Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person, except dividends paid in the ordinary course consistent with past practice; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Goldcorp or the Goldcorp Subsidiaries, or, except for a shareholder rights plan, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Goldcorp or the Goldcorp Subsidiaries, other than Goldcorp Common Shares issuable upon the exercise of Goldcorp Options or Goldcorp Warrants granted prior to the date of this Agreement and Goldcorp Options granted in the ordinary course consistent with past practice and Goldcorp Common Shares issuable upon the exercise thereof; (iv) redeem, purchase or otherwise acquire any of the outstanding Goldcorp Shares or other securities; (v) split, combine or reclassify any of the Goldcorp Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Goldcorp; or (vii) take any other action that would have a Material Adverse Effect on Goldcorp;

  (c)
  other than increases disclosed in the Goldcorp Disclosure Letter or those that do not exceed $1,000,000 in the aggregate, Goldcorp shall not, and shall not permit any of its Subsidiaries to, grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay (otherwise than pursuant to its current severance or termination pay policies heretofore disclosed to Wheaton) to, or the entering into of any employment agreement with, any senior officer or director of Goldcorp or any of its Subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies; and

  (d)
  neither Goldcorp nor any of the Goldcorp Subsidiaries shall take any action that (without regard to any action taken or agreed to be taken by Wheaton or any of the Wheaton Subsidiaries) would prevent the Offer and the Subsequent Acquisition Transaction, considered together as a single integrated transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

7.     ADDITIONAL AGREEMENTS

        7.1    Other Filings.    Each of Goldcorp and Wheaton has filed, or as promptly as practicable hereafter, will prepare and file, any filings required under the Securities Laws and the Investment Laws relating to the Offer and the transactions contemplated by this Agreement. Each of Goldcorp and Wheaton shall cooperate with each other in the preparation of such filings and shall furnish to the other all such information concerning it and its Subsidiaries as may be required for such filings.

        7.2    Notice of Material Adverse Change.    From the date of this Agreement until the termination of this Agreement, each of Goldcorp and Wheaton will promptly notify the other, in writing, upon the occurrence of any Material Adverse Change in respect of itself.

        7.3    Additional Agreements.    Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law as advised by legal counsel in writing, each of Goldcorp and Wheaton will use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained under any applicable law, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, including the Offer and the transactions contemplated by Article 3, and to effect all necessary registrations and other filings and submissions of information requested by any governmental department, commission, board, bureau, agency or instrumentality.

        7.4    Fees and Expenses.    All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such fees, costs or expenses.

        7.5    Access to Information; Confidentiality.

  (a)
  From the date of this Agreement until any termination of this Agreement, Wheaton will, and will cause its Subsidiaries, directors, officers, employees and agents to, afford to Goldcorp and to the directors, officers, employees and agents of Goldcorp reasonable access to Wheaton's and the Wheaton Subsidiaries' officers, employees, agents, properties, books, records and contracts, and will furnish Goldcorp with all data and information as Goldcorp may reasonably request, subject to the conditions contained in this Agreement and the Confidentiality Agreement.

  (b)
  From the date of this Agreement until any termination of this Agreement, Goldcorp will, and will cause its Subsidiaries, directors, officers, employees and agents to, afford to Wheaton and to the directors, officers, employees and agents of Wheaton reasonable access to Goldcorp's and the Goldcorp Subsidiaries' officers, employees, agents, properties, books, records and contracts, and will furnish Wheaton with all data and information as Wheaton may reasonably request, subject to the conditions contained in this Agreement and the Confidentiality Agreement.

        7.6    Goldcorp Meeting.    As soon practicable after the date of this Agreement, Goldcorp will:

  (a)
  prepare the Goldcorp Circular, the form and content of which will comply in all material respects with the requirements of the Securities Laws. Goldcorp will send the Goldcorp Circular to Goldcorp Shareholders by mail, and will file the Goldcorp Circular and other documents required to be filed by Goldcorp under the Securities Laws with the applicable securities regulatory authorities, in accordance with the Securities Laws. Prior to the final approval of the Goldcorp Circular by the board of directors of Goldcorp, Goldcorp shall provide Wheaton with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Goldcorp and its board of directors, acting reasonably; and

  (b)
  provided that Goldcorp has received all regulatory waivers, consents and approvals that are necessary to permit Goldcorp to convene the Goldcorp Meeting, and provided further that Goldcorp is not otherwise prohibited from convening the Goldcorp Meeting, Goldcorp will convene the Goldcorp Meeting prior to February 4, 2005.

8.     ACQUISITION PROPOSALS; SUPERIOR PROPOSALS

        8.1    Non-Solicitation.    Except as permitted under sections 8.2 and 8.5, neither Wheaton nor Goldcorp will, directly or indirectly:

  (a)
  solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Acquisition Proposal;

  (b)
  participate in any discussions or negotiations regarding any Acquisition Proposal;

  (c)
  approve or recommend any Acquisition Proposal; or

  (d)
  accept, support or enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

        Additionally, each of Wheaton and Goldcorp:

  (e)
  will immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Acquisition Proposal;

  (f)
  will not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of this Agreement between it and any person considering any Acquisition Proposal and will immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person;

  (g)
  in the case of Wheaton, will promptly reaffirm its recommendation that Wheaton Shareholders accept the Offer, after a determination by the board of directors of Wheaton that any Acquisition Proposal that has been publicly disclosed is not a Superior Proposal; and

  (h)
  in the case of Goldcorp, will promptly recommend that Goldcorp Shareholders not accept any Acquisition Proposal that is publicly disclosed, after a determination by the board of directors of Goldcorp that any such Acquisition Proposal is not a Superior Proposal (and shall include such recommendation in any directors' circular or other document sent to Goldcorp Shareholders in response to any such Acquisition Proposal).

8.2   Permitted Actions.

  (a)
  Subject to section 8.3, nothing in this Agreement shall prevent the board of directors of Wheaton or Goldcorp from receiving, considering, participating in discussions or negotiations and entering into confidentiality agreements or providing information, in each case pursuant to section 8.5, regarding a bona fide written Acquisition Proposal that:

  (i)
  did not result from a breach of section 8.1; and

  (ii)
  the board of directors of Wheaton or Goldcorp, as applicable, has determined by formal resolution passed in good faith and acting reasonably after consultation with its financial advisors and outside legal counsel, is or could reasonably be expected to, if consummated in accordance with its terms, result in a transaction more favourable, from a financial point of view, to the Wheaton Shareholders or to the Goldcorp Shareholders, as applicable, than the Offer, but only if and to the extent that the board of directors of Wheaton or Goldcorp, as applicable, also has determined by formal resolution, in good faith, acting reasonably, after considering the opinion of its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors of Wheaton or Goldcorp, as applicable (any such Acquisition Proposal being a "Superior Proposal").

  (b)
  The board of directors of each of Wheaton and Goldcorp will not approve, recommend, accept, support or enter into any other agreement, arrangement or understanding in respect of any Acquisition Proposal, except in accordance with sections 8.2, 8.3, 8.4, 8.5 and 8.6.

  (c)
  Nothing in this Agreement shall prohibit the board of directors of Wheaton or Goldcorp from delivering a directors' circular or solicitation/recommendation on Schedule 14D-9 as required by the Securities Laws in response to an unsolicited take-over bid for Wheaton Common Shares or Goldcorp Common Shares, as applicable, in respect of which it has not breached its obligations under this Agreement.

  (d)
  Goldcorp represents and warrants that the board of directors of Goldcorp has determined by formal resolution that the proposed offer for Goldcorp Common Shares announced by Glamis Gold Ltd. on December 16, 2004 is not a Superior Proposal and accordingly, the parties agree that such proposal is not a Superior Proposal for the purposes of this Agreement.

        8.3    Notice Concerning Acquisition Proposal.    Each of Wheaton and Goldcorp will immediately notify the other, at first orally and then promptly in writing, of any Acquisition Proposal that becomes known to it, or any amendment to any Acquisition Proposal, or any request for information relating to it or any of its Subsidiaries in connection with any Acquisition Proposal or for access to the properties, books or records of it or any of its Subsidiaries by any person that may be proposing, or has made a proposal for, any Acquisition Proposal. Provided Goldcorp or Wheaton, as applicable, agrees to such requirements as to the confidentiality to be afforded in respect of any Acquisition Proposal that the person proposing such Acquisition Proposal may reasonably request, such notice shall include: (i) a description of the material terms and conditions of such Acquisition Proposal; (ii) the identity of the person making such Acquisition Proposal, inquiry or contact; and (iii) such other details of such Acquisition Proposal, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton, as applicable, may reasonably request. Each of Wheaton and Goldcorp shall, upon request from the other, provide further notices of the status (including any change to the material terms) of any such Acquisition Proposal or inquiry or contact.

        8.4    Access to Information.    If Wheaton or Goldcorp receives a request for information from a person that has made a bona fide written Acquisition Proposal that meets the requirements of subsections 8.2(a)(i) and 8.2(a)(ii), then, and only in that case, Wheaton or Goldcorp, as applicable, may provide such person with access to information regarding the Wheaton Group of Companies or the Goldcorp Group of Companies, as applicable (provided that any information in addition to that which had been previously provided to the other party shall be contemporaneously provided to the other party); provided that such person has executed a confidentiality agreement containing terms at least as favourable to Wheaton or Goldcorp, as applicable, as those contained in the Confidentiality Agreement.

        8.5    Proceeding With a Superior Proposal.

  (a)
  Subject to Goldcorp's rights and Wheaton's obligations under section 8.6, Wheaton may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of this Article 8 and withdraw, modify or change its recommendation concerning the Offer in connection therewith, but only if:

  (i)
  Wheaton has complied with its obligations under this Article 8 and has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

    (ii)
    a period (the "Response Period") of five business days shall have elapsed from the date on which Goldcorp received written notice from the board of directors of Wheaton that the board of directors of Wheaton determined, subject only to compliance with this section 8.5, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

    (iii)
    the board of directors of Wheaton has considered any amendment to the terms of the Offer that increases or modifies the consideration (or value of the consideration) to be received by the Wheaton Shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (x) with its financial advisors, that the Superior Proposal is more favourable to Wheaton Shareholders from a financial point of view than the Offer (with the amendments, if any, proposed by Goldcorp); and (y) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

  (b)
  Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of this Article 8, but only if:

  (i)
  Goldcorp has complied with its obligations under this Article 8 and has provided Wheaton with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

    (ii)
    the board of the directors of Goldcorp has determined by formal resolution, in good faith, acting reasonably after consultation: (x) with its financial advisors, that the Superior Proposal is more favourable to the Goldcorp Shareholders from a financial point of view than the Offer; and (y) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

        8.6    Response by Goldcorp.    During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Offer and this Agreement. The board of directors of Wheaton will review any such proposal by Goldcorp to amend the terms of the Offer and this Agreement, including, without limitation, an increase in, or modification of, the consideration to be received by the Wheaton Shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisors and outside legal counsel, to determine whether the Acquisition Proposal to which Goldcorp is responding would be a Superior Proposal when assessed against the Offer and this Agreement as they are proposed by Goldcorp to be amended. If the board of directors of Wheaton does not make the determination referred to in section 8.5(a)(iii), the board of directors of Wheaton will promptly reaffirm its recommendation of the Offer (as so amended by Goldcorp) as described in section 2.9 and Goldcorp and Wheaton shall enter into an amending agreement to this Agreement to reflect Goldcorp's amended Offer.

        8.7    Amendment to any Acquisition Proposal.    Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Wheaton Shareholders or the Goldcorp Shareholders, as applicable, shall constitute a new Acquisition Proposal for the purposes of sections 8.5 and 8.6, and, in the case of an amendment of an Acquisition Proposal for Wheaton, Goldcorp shall be afforded a new Response Period in respect of each such Acquisition Proposal.

9.     TERM, TERMINATION, AMENDMENT AND WAIVER

        9.1    Term.    This Agreement shall be effective from the date of this Agreement until it has been terminated in accordance with this Article 9.

        9.2    Termination.    This Agreement may be terminated, by written notice promptly given to the other party to this Agreement, at any time prior to the time the Offeror first takes up and pays for Wheaton Common Shares under the Offer:

  (a)
  by either Goldcorp or Wheaton, if the Offeror shall not have taken up and paid for Wheaton Common Shares under the Offer on or before the Expiry Date, or Goldcorp or Wheaton, as applicable, shall have concluded, acting reasonably, that a condition to the Offer is not capable of satisfaction on or before the Expiry Date (excluding where this Agreement may be terminated pursuant to subsection 9.2(i)), unless the reason for the Offeror not so taking up and paying for the Wheaton Common Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate this Agreement to perform any of the obligations under this Agreement required to be performed by such party; or

  (b)
  by Goldcorp, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any Wheaton Common Shares due to the non-satisfaction of any condition set forth in the Offer that has not been waived, other than as a result of Goldcorp's failure to perform any of its obligations under this Agreement; or

  (c)
  by either Goldcorp or Wheaton, if the board of directors of Wheaton, pursuant to section 8.5, shall withdraw, modify or change its recommendation concerning the Offer; or

  (d)
  by Goldcorp, if the board of directors of Wheaton approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Acquisition Proposal; or

  (e)
  by either Goldcorp or Wheaton, if the board of directors of Goldcorp, pursuant to section 8.5, determines to accept, approve, recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal; or

  (f)
  by Wheaton, if the board of directors of Goldcorp approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Acquisition Proposal; or

  (g)
  by either Goldcorp or Wheaton, if the other such party shall not have complied or cannot comply in all material respects with such other party's covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time, or if any of the representations and warranties of such other party under this Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties; or

  (h)
  by Wheaton, if there shall have occurred after the date hereof any Material Adverse Change of Goldcorp; or

  (i)
  by either Goldcorp or Wheaton, if the Goldcorp Shareholders do not approve the Goldcorp Share Issuance by a simple majority of the votes cast by the Goldcorp Shareholders, present in person or represented by proxy, at the Goldcorp Meeting; or

  (j)
  by either Goldcorp or Wheaton, if an Acquisition Proposal in respect of the other party is completed.

        9.3    Termination Fee.

  (a)
  Wheaton shall forthwith pay to Goldcorp a termination fee of $35 million if any of the following events shall occur:

    (i)
    termination of this Agreement pursuant to subsections 9.2(c) or 9.2(d); or

    (ii)
    the board of directors of Wheaton fails to reaffirm its recommendation of the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal; or

    (iii)
    on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Wheaton is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

  (b)
  Goldcorp shall forthwith pay to Wheaton a termination fee of $35 million if any of the following events shall occur:

  (i)
  termination of this Agreement pursuant to subsections 9.2(e), 9.2(f) or 9.2(i); or

  (ii)
  on or after December 5, 2004 and prior to the Expiry Time, an Acquisition Proposal in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not commenced or completed, and (B) such Acquisition Proposal is completed on or prior to September 30, 2005.

  (c)
  In the event this Agreement is terminated pursuant to subsection 9.2(g), and at the time of termination the terminating party has complied in all material respects with its covenants and obligations under this Agreement and the representations and warranties given by the terminating party under this Agreement are true and correct, in the case of representations and warranties qualified by materiality, and true and correct in all material respects, in the case of all other representations and warranties, the other party will forthwith pay to the terminating party a termination fee of $35 million.

  (d)
  No party shall be obligated to make more than one payment pursuant to this section 9.3.

        9.4    Effect of Termination.    If this Agreement is terminated as provided in this Article 9: (i) this Agreement shall forthwith become void and there shall be no liability on the part of Goldcorp or Wheaton under this Agreement, except as set forth in section 9.3; and (ii) if such termination by Goldcorp occurs prior to the purchase by the Offeror of Wheaton Common Shares pursuant to the Offer, the Offer shall be terminated without any Wheaton Common Shares being so purchased. The parties each acknowledge that the payment amount set out in section 9.3 is a payment of liquidated damages which are a genuine pre-estimate of the damages the other party will suffer or incur as a result of such termination, and are not penalties.

        9.5    Amendment.    This Agreement may be amended only by mutual agreement between Goldcorp and Wheaton set forth in a written instrument signed on behalf of each of the parties.

        9.6    Waiver.    Either Goldcorp or Wheaton may, in a written instrument signed by the appropriate party: (i) extend the time for the performance of any of the obligations or other acts of the other party; (ii) waive compliance with any of the other party's agreements or the fulfillment of any conditions to its own obligations contained in this Agreement; or (iii) waive inaccuracies in any of the other party's representations or warranties contained in this Agreement or in any document delivered by such other party.

10.   GENERAL PROVISIONS

        10.1    Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by either party by notice to the other party); provided that notice to the respective legal counsel of Goldcorp and Wheaton set out below shall not constitute notice from one party to the other party under this Agreement:

(a)	if to Goldcorp:
145 King Street West Suite 2700 Toronto, Ontario M5H 1J8
Attention: Robert McEwen and Gregory Laing
Facsimile: (416) 361-6403 / (416) 865-3234
with a copy to:
Fraser Milner Casgrain LLP Suite 3900, One First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2
Attention: Michael Melanson and Leslie Johnson
Facsimile: (416) 863-4592
(b)	if to Wheaton:
200 Burrard Street Suite 1560 Vancouver, B.C. V6C 3L6
Attention: Ian Telfer and Peter Barnes
Facsimile: (604) 696-3001

with a copy to:
Davies Ward Phillips &Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1
Attention: William Gula and Vincent Mercier
Facsimile: (416) 863-0871

        10.2    Miscellaneous.    This Agreement: (i) constitutes, together with the Confidentiality Agreement, the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement; (ii) shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other person any rights or remedies under this Agreement; and (iii) may be executed in two or more counterparts, which, together, shall constitute a single agreement. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which the parties are entitled at law or in equity.

        10.3    Publicity.    So long as this Agreement is in effect, each of Goldcorp and Wheaton promptly shall advise, consult, cooperate and obtain written consent from the other party prior to issuing, or permitting any of its subsidiaries, directors, officers, employees or agents to issue, any press release or other statement to the media or any third party with respect to this Agreement or the transactions contemplated by this Agreement.

        10.4    Assignment.    Except as expressly permitted by the terms of this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties hereto without the prior written consent of the other party.

        IN WITNESS WHEREOF Goldcorp and Wheaton have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLDCORP INC.
By:	/s/ ROBERT R. MCEWEN
WHEATON RIVER MINERALS LTD.
By:	/s/ IAN W. TELFER

SCHEDULE A

CONDITIONS OF THE OFFER

        Goldcorp may withdraw the Offer (in which event the Offeror shall not be required to take up or pay for any Wheaton Common Shares deposited under the Offer) or extend the period of time during which the Offer is open (in which event, the Offeror may postpone taking up and paying for any Wheaton Common Shares deposited under the Offer), unless each of the following conditions has been satisfied in Goldcorp's reasonable judgment, or has been waived by Goldcorp in its sole discretion, at or prior to the Expiry Time:

  (a)
  there shall have been properly deposited under the Offer and not withdrawn at the Expiry Time at least 66 2/3% of the Wheaton Common Shares outstanding at the time Wheaton Common Shares are taken up under the Offer (the "Minimum Tender Condition");

  (b)
  the Goldcorp Share Issuance is approved by a majority of votes cast by the Goldcorp Shareholders, present in person or represented by proxy at the Goldcorp Meeting;

  (c)
  the board of directors of Wheaton shall have unanimously recommended that Wheaton Shareholders tender their Wheaton Common Shares to the Offer, and not withdrawn such recommendation;

  (d)
  the Acquisition Agreement shall not have been terminated by Wheaton or by Goldcorp in accordance with its terms;

  (e)
  all necessary orders, authorizations or consents shall have been obtained under the Securities Laws in respect of the issuance of the Goldcorp Common Shares pursuant to the Offer and a registration statement relating to such Goldcorp Common Shares to be issued pursuant to the Offer shall have become effective under the 1933 Act and no stop order relating to such registration statement shall be in effect;

  (f)
  Goldcorp shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Wheaton or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers, the absence of which, would not, in the aggregate, have a Material Adverse Effect on Wheaton and its Subsidiaries, on a consolidated basis;

  (g)
  there shall not be in effect as of the Expiry Time, as it may be extended, any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree enacted, entered, promulgated, issued or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which challenges, prohibits, restricts or makes illegal the consummation of any or all of the Offer or the Subsequent Acquisition Transaction;

  (h)
  there shall not be pending or threatened any suit, action or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality: (i) seeking to restrain or prohibit the completion of the Offer or seeking to obtain from Goldcorp or Wheaton or their respective Subsidiaries any damages that are material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole; (ii) seeking to prohibit or limit the ownership, control or operation by Goldcorp or any of the Goldcorp Subsidiaries of any portion of the business or assets of Wheaton or Goldcorp or any of their respective Subsidiaries that is material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole, or to compel Wheaton or Goldcorp or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of Wheaton or Goldcorp or any of their respective Subsidiaries that is material in relation to Wheaton and Goldcorp and their Subsidiaries, considered as a whole; or (iii) which otherwise is reasonably likely to have a Material Adverse Effect on Goldcorp and Wheaton and their Subsidiaries, considered as a whole;

  (i)
  there shall not have occurred after the date of the Offer any Material Adverse Change of Wheaton; and

  (j)
  Goldcorp shall have obtained or received all approvals, consents or confirmations sought by Goldcorp or required to be obtained or received by Goldcorp, from any administrative agency or commission or other governmental authority or instrumentality in connection with the Offer under the Foreign Acquisition and Takeovers Act 1975 (Cth) (Australia) and in Brazil, Argentina and Mexico; and the Commissioner of Competition shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, any applicable waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) shall have expired and the Commissioner shall have advised (which advice will not have been rescinded or amended), to the satisfaction of Goldcorp, in its reasonable judgment, that the Commissioner does not intend to oppose the acquisition contemplated by the Offer if such advice is considered by Goldcorp, in its reasonable judgment, to be desirable;

        The conditions listed above are for the exclusive benefit of Goldcorp, and Goldcorp may assert them regardless of the circumstances giving rise to any of the conditions. Unless precluded from doing so by applicable law, Goldcorp may, in its sole discretion, waive any of these conditions in whole or in part, other than the Minimum Tender Condition. The Minimum Tender Condition may only be waived by Goldcorp with the written consent of Wheaton. The determination as to whether any condition has been satisfied shall be in Goldcorp's reasonable judgment and will be final and binding on all parties. The failure by Goldcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until immediately following the Expiry Time and, as to conditions involving receipt of necessary government approvals, thereafter. The conditions listed above shall be conclusively deemed to have been satisfied or waived upon the taking up by the Offeror of any Wheaton Common Shares pursuant to the Offer.

        Goldcorp reserves the right to terminate the Offer on or prior to the Expiry Time if any condition to the Offer remains unsatisfied or has not been waived.

SCHEDULE B

GOLDCORP SUBSIDIARIES AND
GOLDCORP SIGNIFICANT INTEREST COMPANIES

Goldcorp Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percentage of Securities Held
Wharf Resources Ltd.	Ontario	100%
Wharf Resources (U.S.A.), Inc.	Colorado	100%
Wharf Resources Management Inc.	Delaware	100%
Wharf Reward Mines Inc.	Delaware	100%
1016203 Alberta Inc.	Alberta	100%
3984923 Canada Inc.	Ontario	100%
Kenwest Mines Ltd.	Ontario	60%
1227905 Ontario Inc.	Ontario	100%
1227904 Ontario Inc.	Ontario	100%
1211539 Ontario Inc.	Ontario	100%
Goldcorp Acquisitions Inc.	Ontario	100%
CSA Management Enterprises Ltd.	Ontario	100%
912413 Ontario Inc.	Ontario	100%
MacPass Resources	Ontario	62.213%
Lexam Exploration Corp. of America Inc.	Ontario	100%
Wharf Gold Mines	Delaware	99%
Wharf Resources Mine Division	Delaware	100%
Golden Reward Mining Company Limited	Ontario	100%

Goldcorp Significant Interest Companies

Company	Jurisdiction of Incorporation	Percentage of Securities Held
Lexam Explorations Ltd.	Ontario	49.8%

SCHEDULE C

WHEATON SUBSIDIARIES AND
WHEATON SIGNIFICANT INTEREST COMPANIES

Wheaton Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percentage of Securities Held
Silver Wheaton (Caymans) Ltd.	Cayman Islands	64%
Wheaton Trading (Caymans) Ltd.	Cayman Islands	100%
Silver Wheaton Corp.	Canada	64%
Wheaton Minerals Asia Pacific Pty Ltd.	State of Victoria, Australia	100%
Peak Gold Mines Pty Ltd.	State of Victoria, Australia	100%
Musto Explorations (Bermuda) Ltd.	Bermuda	75%
Luismin, S.A. de C.V.	Mexico	99.99%
Servicios Administrativos Luismin, S.A. de C.V.	Mexico	99.99%
Compania Minera Pena de Bernal, S.A. de C.V.	Mexico	99.99%
Minas de San Luis, S.A. de C.V.	Mexico	99.99%
Compania Minera Dos Estrellas 77, S.A. de C.V.	Mexico	99.99%
Minera Nordica S.A. de C.V.	Mexico	60%
Compania Minera Astumex, S.A. de C.V.	Mexico	99.99%
Minera Urique, S.A. de C.V.	Mexico	99.99%
Compania Minera Thesalia, S.A. de C.V.	Mexico	99.99%
Aerolinas Holdings S.A. de C.V.	Mexico	99.99%
Transportes Aeros Terrestres, S.A. de C.V.	Mexico	99.99%
Servicios Administrativos Los Filos, S.A. de C.V.	Mexico	99.99%
Compania Minera Nukay	Mexico	99.9%
Minera Norte de Durango S.A. de C.V.	Mexico	99.9%
Administradera de Negocias Mineras, S.A. de C.V.	Mexico	99.9%
ESB 119 Administra' cão e Participacoes Ltda.	Brazil	99.99%
Wheaton Gold do Brasil Ltda.	Brazil	99.99%
Minera' cão Pedra Branca do Amapari Ltda.	Brazil	99.9%
Minera' cão Serra da Canga Ltda.	Brazil	70%
Marina Norte Empreedimentos de Mineracão S.A.	Brazil	70%
Wheaton River Nunavut Ltd.	Alberta	100%
175595 Canada Inc.	Canada	100%
North American Metals Corp.	British Columbia	100%
Wheaton River (Cayman Islands) Ltd.	Cayman Islands	100%
Wheaton River Canada Pampas Ltd.	Ontario	100%
Wheaton River Cayman Pampas Ltd.	Cayman Islands	100%
Wheaton River (Alumbrera) Ltd.	Ontario	100%
Wheaton River Minerals (Sweden) AB	Sweden	100%

Wheaton Significant Interest Companies

Company	Jurisdiction of Incorporation	Percentage of Securities Held
Minera Alumbrera Limited	Antigua	37.5%
Cayman Pampas Ltd.	Cayman Islands	50%
Canada Pampas Ltd.	Ontario	50%
Minera Media Luna S.A. de C.V.	Mexico	14% (7.2% participating)

SCHEDULE D

DESCRIPTION OF GOLDCORP OPTIONS

Number	Exercise Price	Date Granted *	Expiry Date
29,800	$6.625	October 2, 1996	October 2, 2006
21,200	$4.40	September 5, 1997	September 5, 2007
80,000	$3.675	May 28, 1998	May 28, 2008
90,000	$3.90	December 15, 1998	December 15, 2008
122,550	$2.05	December 22, 1998	December 22, 2008
191,808	$3.25	March 6, 2000	March 6, 2010
39,000	$4.975	August 9, 2000	August 9, 2010
10,334	$4.625	November 7, 2000	November 7, 2010
1,800	$5.00	March 6, 2001	March 6, 2011
6,500	$6.175	April 24, 2001	April 24, 2011
5,000	$6.275	May 8, 2001	May 8, 2011
5,500	$8.475	December 11, 2001	December 11, 2011
1,702,400	$12.55	February 12, 2002	February 12, 2012
32,500	$12.715	March 5, 2002	March 5, 2012
10,000	$13.30	April 8, 2002	April 8, 2012
666,667	$11.40	July 29, 2002	July 29, 2012
5,000	$16.75	September 4, 2002	September 4, 2012
5,000	$15.98	June 3, 2003	June 3, 2013
1,678,870	$17.50	August 19, 2003	August 19, 2013
25,000	$19.12	October 2, 2003	October 2, 2013
5,000	$10.06	October 8, 2003	October 8, 2013
75,000	$19.46	October 16, 2003	October 16, 2013
12,500	$23.80	December 2, 2003	December 2, 2013
5,000	$18.50	April 6, 2004	April 6, 2014
5,000	$17.78	April 20, 2004	April 20, 2014
5,000	$16.42	September 2004	September 20, 2014
1,303,050	$16.87	September 23, 2004	September 23, 2014
5,000	$17.15	December 6, 2004	December 6, 2014

*
Options vest 1/3 after 1st anniversary of grant date; 1/3 after 2nd anniversary of grant date and 1/3 after 3rd anniversary of grant date.

SCHEDULE E

DESCRIPTION OF WHEATON OPTIONS

Number	Exercise Price	Vesting Date	Expiry Date
970,000	$0.57	May 23, 2001	May 23, 2006
1,338,997	$1.16	1/3 July 5, 2002	June 19, 2007
		1/3 July 5, 2003
		1/3 July 5, 2004
57,000	$1.15	October 1, 2002	October 1, 2007
2,360,000	$1.40	February 27, 2003	February 27, 2006
5,945,500	$1.60	June 13, 2003	June 13, 2008
140,000	$1.92	August 18, 2003	August 18, 2008
8,690,000	$3.25	November 17, 2003	November 17, 2008
675,000	$3.70	February 10, 2004	February 10, 2009
150,000	$3.92	March 16, 2004	March 16, 2008
80,000	$3.88	June 23, 2004	June 23, 2009
250,000	$3.83	September 29, 2004	September 29, 2009
275,000	$3.75	December 3, 2004	December 3, 2009

        The total number of Wheaton Common Shares available under the Wheaton Share Option Plan for the grant of options in future is 627,566.

SCHEDULE F

LIST OF GOLDCORP PRINCIPAL PROPERTIES

        As of the date of the Acquisition Agreement to which this Schedule F is attached, Goldcorp has interests in the following principal mining properties:

  (i)
  Red Lake Mine in Ontario, Canada;

  (ii)
  Wharf Mine in South Dakota, United States under title to, or leases held by Wharf Resources (U.S.A.), Inc., which is 100% owned by Wharf Resources Ltd.; and

  (iii)
  Saskatchewan Minerals in Saskatchewan, Canada.

SCHEDULE G

LIST OF WHEATON PRINCIPAL PROPERTIES

        As of the date of the Acquisition Agreement to which this Schedule G is attached, Wheaton has interests in the following principal mining properties:

  (i)
  Bajo de la Alumbrera in Catamarca, Argentina under lease to Minera Alumbrera Limited;

  (ii)
  The Tayolita Mine, Santa Rita Mine and San Antonio Mine located in the San Dimas District, Durango and Sinaloa States, Mexico each owned by Minas de San Luis, S.A. de C.V. and the San Martin Mine in the State of Querétaro, Mexico owned by Compania Minera Pena de Bernal, S.A. de C.V.;

  (iii)
  Peak Mine in New South Wales, Australia owned by Peak Gold Mines Pty Ltd.;

  (iv)
  Los Filos Project in Nukay District, Mexico owned by Minas de San Luis, S.A. de C.V.; and

  (v)
  Amapari Project in Amapari and certain border regions of Brazil owned by Mineracao Pedra Bronco do Amapari Ltda. and Mineracao Serra de Canga Ltda.

SCHEDULE H

LIST OF GOLDCORP OFFICERS

Name	Position
Robert R. McEwen	Chief Executive Officer
John A. Begeman	Vice-President, Western Operations
Brad Boland	Vice-President, Finance
Gilles Filion	Vice-President, Exploration
Michael Hoffman	Vice-President, Projects
R. Gregory Laing	Vice-President, Legal
Perry Y. Ing	Corporate Controller

SCHEDULE I

LIST OF WHEATON OFFICERS

Name	Position
Ian W. Telfer	Chief Executive Officer
Eduardo Luna	Executive Vice-President
Peter Barnes	Executive Vice-President and Chief Financial Officer
Russel Barwick	Executive Vice-President and Chief Operating Officer
Paul M. Stein	Secretary

LIST OF WHEATON SIGNIFICANT INTEREST COMPANY OFFICERS

Name	Position
Bill Koutsouras	Director and Secretary — Cayman Pampas Ltd.
Wayne McManus	Director and Assistant Secretary — Cayman Pampas Ltd.
Randy Smallwood	Member — Minera Media Luna S.A. de C.V.
Frederico Villasenor Buchanan	Member — Minera Media Luna S.A. de C.V.

Exhibit (e)(4)

EMPLOYMENT AGREEMENT

        THIS AGREEMENT made as of the 5th day of March, 2002

BETWEEN:

WHEATON RIVER MINERALS LTD., a corporation subsisting under the laws of Ontario, with an office at Suite 1500 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

("Wheaton" or the "Corporation")

OF THE FIRST PART

- and -

IAN W. TELFER, businessman, of the City of West Vancouver, in the Province of British Columbia

("Telfer")

OF THE SECOND PART

        WHEREAS Wheaton wishes to employ Telfer and Telfer wishes to be employed by Wheaton in connection with the continuing operation of the business carried on by Wheaton (the "Business") from Vancouver, British Columbia.

        AND WHEREAS Wheaton and Telfer wish to set out the terms of Telfer's employment.

        NOW THEREFORE IN CONSIDERATION OF the payment of the sum of $1.00, the covenants and agreements continued in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT TO EMPLOY

1.    Wheaton agrees to continue to employ Telfer in connection with the Business on the terms and conditions set out herein (the "Employment"), and Telfer agrees to accept employment on such terms.

TERM

2.    The term of this Agreement and the Employment shall be for an indefinite period, provided that:

  (a)
  Wheaton may terminate this Agreement and the Employment at any time as set out in paragraphs 9 and 10 hereof;

  (b)
  Telfer may terminate this Agreement and the Employment at any time as set out in paragraph 11 hereof;

  (c)
  This Agreement and the Employment are automatically terminated when Telfer dies or, at Wheaton's option, at any time after he reaches the age of 65;

  (d)
  Telfer may terminate this Agreement and the Employment if there is a change in control as set out in paragraph 12 hereof; and

  (e)
  Wheaton may, at its option, give notice that this Agreement and the Employment are terminated effective immediately by reason of Telfer being unable to perform substantially all his duties for a continuous period in excess of 6 months or for periods collectively exceeding 6 months in any 12-month period. Such termination may be without advance notice or compensation to Telfer.

DUTIES AND RESPONSIBILITIES

3.    Telfer shall be the Chief Executive Officer of Wheaton and shall, in such capacity, be in charge and control of and be responsible for the day-to-day operations and business of Wheaton and shall have the authority, and perform the duties, assigned to him from time to time by the Board of

Directors of Wheaton. Wheaton agrees that it shall not relocate Telfer outside of the Greater Vancouver Regional District without the consent of Telfer.

CONFLICT OF INTEREST/DUTY OF LOYALTY

4.    Telfer agrees to devote a majority of his working time during the Employment to the Business and shall not engage or have an interest in any other enterprise, occupation or profession, directly or indirectly, or become a principal, agent, director, officer or employee of another company, firm or person, as applicable, which will interfere with Telfer's duties and responsibilities hereunder without the written approval, not to be unreasonably withheld, of the Board of Directors of Wheaton. Telfer agrees not to be directly or indirectly engaged in any business, whether as a principal, agent, director, officer, employee or otherwise, which competes with Wheaton or which employment, business or activity would constitute a conflict of interest on Telfer's part with Wheaton's interests. The Board of Directors is aware of and agrees that Telfer may continue to be a director of Bonanza Gold Inc., a gold mining and exploration company.

CONFIDENTIALITY

5.    Telfer agrees to keep the affairs of the Business, financial and otherwise, strictly confidential and shall not disclose the same to any person, company or firm, directly or indirectly, during or after his employment by Wheaton except as reasonably necessary to carry out his Employment duties or as otherwise authorized in writing by the Board of Directors of Wheaton. Telfer agrees not to use such information, directly or indirectly, for his own interests, or any interests other than those of the Business, whether or not those interests conflict with the interests with the interests of the Business, during or after his employment by Wheaton.

REMUNERATION

6.

  (a)
  Telfer shall be remunerated as follows during the term of this Agreement:

  (i)
  minimum base salary of CDN $250,000.00 per annum payable bi-monthly and to be reviewed annually by the Board of Directors of Wheaton;

  (ii)
  such bonuses as may be determined by the Board of Directors of Wheaton from time to time in its sole discretion;

  (iii)
  all benefits effective as of the date of this Agreement (details of which are appended in Schedule "A" to this Agreement) or such other benefits that may be made available to officers of Wheaton from time to time on terms determined by the Board of Directors of Wheaton; and

  (iv)
  six (6) weeks' vacation annually.

  (b)
  All payments required to be made under this agreement are subject to statutory deductions, as applicable, including for income tax, Canada Pension Plan and Employment Insurance coverage.

7.    Telfer shall also be given the following additional incentives:

  (a)
  incentive stock options to acquire Common Shares of Wheaton in such amounts as approved by the Board of Directors of Wheaton from time to time.

REIMBURSEMENT OF EXPENSES

8.    All Telfer's reasonable expenses related to the Business will be reimbursed upon the submittal by Telfer of an expense report with appropriate supporting documentation to Wheaton's Chief Financial Officer.

2

TERMINATION

9.    This Agreement and the Employment may be terminated by Wheaton summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Telfer's employment at common law. Notwithstanding the generality of the foregoing, just cause shall be deemed to exist in the event Telfer:

  (a)
  is convicted of an indictable offence;

  (b)
  has committed an act of fraud or material dishonesty in connection with his Employment or the Business;

  (c)
  is the subject of any proceeding by a securities regulatory agency; or

  (d)
  materially breaches his duties under this Agreement.

10.    Subject to paragraph 2:

  (a)
  This Agreement and the Employment may be terminated on notice by Wheaton to Telfer without cause upon payment to Telfer at termination of 36 months' base salary and provision of the benefits described under subparagraph 6(a)(iii) (except for insured or other benefits which cannot be extended to a person not actively employed by Wheaton) for the earlier of 36 months or until Telfer obtains comparable benefits from another source.

  (b)
  The parties agree that any payment to Telfer pursuant to paragraph 10(a) is not intended and will not be of the nature of a penalty and shall be considered by the parties as liquidated damages.

  (c)
  The parties further agree that, notwithstanding anything to the contrary contained in this Agreement, Telfer shall not be required or called upon to mitigate in any manner whatsoever such liquidated damages.

11.    This Agreement and the Employment may be terminated on notice by Telfer to Wheaton by giving 90 days' written notice.

CHANGE OF CONTROL

12.

  (a)
  If at any time during the term of this Agreement there is a change in control of Wheaton, as defined below, then Telfer shall have 120 days from the date of such change of control to elect in writing whether or not he wishes to terminate this Agreement and the Employment, after which time he shall be deemed to have elected not to do so. If Telfer elects to terminate this Agreement and the Employment under this paragraph, then he shall give written notice of his election to the Corporation and this Agreement and the Employment shall terminate 30 days from the day of such notice. Telfer shall then be entitled to receive from Wheaton the compensation set out in paragraph 10(a) above.

  (b)
  For the purposes of this Agreement:

  (i)
  a "change of control of Wheaton" shall mean the occurrence of any of the following events:

  (1)
  less than 50% of the Board of Directors of Wheaton being composed of Continuing Directors; or

  (2)
  a person (within the meaning of the provisions of the Securities Act (British Columbia) (the "Securities Act") (other than persons who are shareholders, directly or indirectly, or directors of Wheaton as of the date of this Agreement)), alone or with its affiliates, associates or persons (other than

3

        persons who are shareholders, directly or indirectly, or directors of Wheaton as of the date of this Agreement) with whom such person is acting jointly or in concert (all within the meaning of the Securities Act), becoming, following the date of this Agreement, the beneficial owner(s) (also within the meaning of the Securities Act) of securities representing, or convertible into securities representing, more than 40% of the total voting rights attaching to all then outstanding Wheaton securities having under all circumstances the right to vote on any resolution concerning the election of directors; and

    (ii)
    "Continuing Director" shall mean either:

    (1)
    an individual who is a member of the Board of Directors of Wheaton on the date of this Agreement; or

    (2)
    an individual who becomes a member of the Board of Directors of Wheaton subsequent to the date of this Agreement with the agreement of at least a majority of the Continuing Directors who are members of the Board of Directors of Wheaton at the date that the individual became a member of the Board of Directors of Wheaton.

SEVERABILITY

13.    The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision, and any invalid provision will be severable from this Agreement.

GOVERNING LAW

14.    This Agreement is governed by and is to be considered, interpreted and enforced in accordance with the laws of British Columbia.

HEIRS/SUCCESSORS BOUND

15.    This Agreement ensures to the benefit of and is binding upon the parties and their respective heirs, administrators, executors, successors and assigns as appropriate.

ASSIGNMENT

16.    This Agreement is not assignable by either party without the consent in writing of the other party, which consent may be unreasonably withheld, provided that Wheaton shall be entitled to assign this Agreement, without Telfer's consent to an affiliate entity provided the affiliate (as defined in the Ontario Business Corporations Act) offers comparable employment and there is not material prejudice, including diminution of responsibilities, to Telfer by reason of such assignment.

ENTIRE AGREEMENT

17.    As of its date execution, this Agreement supersedes all prior agreements, whether written or oral, express or implied, between the parties, and constitutes the entire agreement between the parties. The parties agree that there are no other collateral agreements or understandings between them except as set out in this Agreement.

AMENDMENT

18.    This Agreement may be amended only in writing signed by the parties and witnessed.

HEADINGS

19.    All headings in this Agreement are for convenience only and shall not be used for the interpretation of this Agreement.

4

RECOURSE ON BREACH

20.    Telfer acknowledge that damages would be an insufficient remedy for a breach of this Agreement and agrees that Wheaton may apply for and obtain any relief available to it in a court of law or equity, including injunctive relief, to restrain breach or threat of breach of this Agreement or to enforce the covenants contained therein and, in particular, the covenant contained in paragraph 24 in addition to rights Wheaton may have to damages arising from said breach or threat of breach. Telfer hereby waives any defences he may or can have to strict enforcement of this Agreement by Wheaton.

CONFIDENTIALITY OF AGREEMENT

21.    The parties agree that this Agreement is confidential and shall remain so. The parties agree that this Agreement or the contents hereof shall not be divulged by any party without the consent in writing of the other party, with the exception of disclosure to personal advisors, disclosure that may be required by the laws of any jurisdiction in which the Business is conducted or may be conducted in future and disclosure pursuant to applicable securities laws and the rules and policies of any stock exchange on which Wheaton securities are traded. Each party agrees to request of its personal advisors that they enter into similar agreements of confidentiality if requested to do so by the other party to this Agreement.

INDEPENDENT LEGAL ADVICE

22.    Telfer agrees that he has had independent legal advice or the opportunity to receive same in connection with the execution of this Agreement and has read this Agreement in its entirety, understands its contents and is signing this Agreement freely and voluntarily, without duress or undue influence from any party.

NOTICE

23.    Any notice required or permitted to be made or given under this Agreement to either party shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid registered mail to the intended recipient of such notice at:

  (a)
  in the case of Wheaton, to:

        700 West Pender Street, Suite 1500
        Vancouver, British Columbia
        V6C 1G8

  (b)
  in the case of Telfer, to:

        2892 Mathers Avenue
        West Vancouver, British Columbia
        V7V 2J9

or at such other address as the party to whom such writing is to be given shall provide in writing to the party giving the said notice. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is so delivered or, if such day is not a business day, then on the next business day following any such day. Any notice mailed shall be deemed to have been given and received on the fifth business day following the date of mailing.

CONFIDENTIALITY

24.    The parties hereby agree that all trade secrets, trade names, client information, client files and processing and marketing techniques, mineral properties, mineral exploration data or information or mining or exploration proposals, relating to the Business or disclosed to Telfer in the course of his Employment (collectively, the "Confidential Information") shall become, on execution of this Agreement, and shall be thereafter, as the case may be, the sole property of Wheaton whether arising before or after the execution of this Agreement. Telfer agrees not to:

5

  (a)
  divulge any of the Confidential Information to any person, partnership or corporation;

  (b)
  to use, directly or indirectly, alone or with others and Confidential Information other than for the Business; or

  (c)
  to assist in the disclosure or divulging of any such Confidential Information, directly or indirectly, except as authorized in writing by the Board of Directors of Wheaton.

SURVIVAL

25.    Paragraphs 5, 20, 21 and 24 shall survive the termination of this Agreement and the Employment and shall continue in full force and effect according to their terms.

        IN WITNESS WHEREOF the parties hereto have executed these presents under their respective seals and hands of their proper offices authorized in that behalf, as applicable.

The Corporate Seal of WHEATON RIVER	)
MINERALS LTD. was hereunto affixed in	)
the presence of:	)
)
)
)
)
Authorized Signatory	)	c/s
)
)
)
)
Authorized Signatory	)
SIGNED, SEALED AND DELIVERED in	)
the presence of:	)
)
)
	)	/s/ Ian W. Telfer
)
Witness	)	IAN W. TELFER

6

SCHEDULE "A"

Benefits effective as at the date of this Agreement.

Medical, dental and group life insurance

The Corporation will provide extended health care and dental coverage for Telfer and his dependents. Wheaton will also maintain group life insurance and accidental death and dismemberment coverage equivalent to twice Telfer's salary.

Long-Term Disability Coverage

The Corporation will arrange LONG-TERM DISABILITY COVERAGE for Telfer equivalent to 70% of the current income at the date of disability insurance subject to Telfer qualifying for such insurance. Benefits will commence after 120 days of total disability. Premiums on this policy will be paid by Telfer and added to Telfer's remuneration, which shall be taxable.

Parking

Parking will be provided at the Corporation's office at no cost to Telfer. Telfer acknowledges that such cost will be treated as a taxable benefit.

Exhibit (e)(5)

EMPLOYMENT AGREEMENT

        THIS AGREEMENT made as of the 1st day of May, 2003

BETWEEN:

WHEATON RIVER MINERALS LTD., a corporation subsisting under the laws of Ontario, with an office at Suite 1560 — 200 Burrard Street, Vancouver, British Columbia, V6C 3L6

("Wheaton" or the "Corporation")

OF THE FIRST PART

- and -

PETER D. BARNES, businessman, of North Vancouver, in the Province of British Columbia

(the "Executive")

OF THE SECOND PART

        WHEREAS Wheaton wishes to employ the Executive and the Executive wishes to be employed by Wheaton in connection with the continuing operation of the business carried on by Wheaton (the "Business") from Vancouver, British Columbia.

        AND WHEREAS Wheaton and the Executive wish to set out the terms of the Executive's employment.

        NOW THEREFORE IN CONSIDERATION OF the payment of the sum of $1.00, the covenants and agreements continued in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT TO EMPLOY

1.    Wheaton agrees to continue to employ the Executive in connection with the Business on the terms and conditions set out herein (the "Employment"), and the Executive agrees to accept employment on such terms.

TERM

2.    The term of this Agreement and the Employment shall be for an indefinite period, provided that:

  (a)
  Wheaton may terminate this Agreement and the Employment at any time as set out in paragraphs 9, 10 and 13 hereof;

  (b)
  the Executive may terminate this Agreement and the Employment at any time as set out in paragraph 11 hereof;

  (c)
  this Agreement and the Employment are automatically terminated when the Executive dies or, at Wheaton's option, at any time after he reaches the age of 65; and

  (d)
  the Executive may terminate this Agreement and the Employment if there is a change in control as set out in paragraph 12 hereof.

DUTIES AND RESPONSIBILITIES

3.    The Executive shall serve as Executive Vice-President of Wheaton and shall perform such duties and assume such responsibilities consonant with his position as an executive of Wheaton and further will perform such reasonable additional duties and responsibilities as the Board or the Chairman and Chief Executive Officer may require and assign to him including serving as a director or officer of Wheaton or such other affiliates and associates of Wheaton at no additional compensation. Wheaton agrees that it shall not relocate the Executive outside of the Greater Vancouver Regional District without the consent of the Executive.

CONFLICT OF INTEREST/DUTY OF LOYALTY

4.    The Executive agrees to devote all of his working time during the Employment to the Business and shall not engage or have an interest in any other enterprise, occupation or profession, directly or indirectly, or become a principal, agent, director, officer, a employee of another company, firm or person, as applicable; which will or may interfere with or conflict with the Executive's duties and responsibilities hereunder without the written approval, not to be unreasonably withheld, of the Board of Directors of Wheaton.

CONFIDENTIALITY

5.    The Executive agrees to keep the affairs of the Business, financial and otherwise, strictly confidential and shall not disclose the same to any person, company or firm, directly or indirectly, during or after his employment by Wheaton except as reasonably necessary to carry out his Employment duties or as otherwise authorized in writing by the Board of Directors of Wheaton. The Executive agrees not to use such information, directly or indirectly, for his own interests, or any interests other than those of the Business, whether or not those interests conflict with the interests of the Business, during or after his employment by Wheaton.

REMUNERATION

6.

  (a)
  The Executive shall be remunerated as follows during the term of this Agreement:

  (i)
  minimum base salary of CDN $200,000 per annum payable bi-monthly and to be reviewed annually by the Board of Directors of Wheaton;

  (ii)
  such bonuses as may be determined by the Board of Directors of Wheaton from time to time in its sole discretion;

  (iii)
  all benefits effective as of the date of this Agreement (details of which are appended in Schedule "A" to this Agreement) or such other benefits that may be made available to officers of Wheaton from time to time on terms determined by the Board of Directors of Wheaton;

  (iv)
  five (5) weeks' vacation annually; and

  (v)
  Wheaton shall pay, or reimburse the Executive, for fees to maintain the Executive's memberships in applicable professional associations, including the Institute of Chartered Accountants, the Treasury Management Association and the Financial Executives Institute.

  (b)
  All payments required to be made under the this Agreement are subject to statutory deductions, as applicable, including for income tax, Canada Pension Plan and Employment Insurance coverage.

7.    The Executive shall also be given the following additional incentives:

  (a)
  incentive stock options to acquire Common Shares of Wheaton in such amounts as approved by the Board of Directors of Wheaton from time to time.

REIMBURSEMENT OF EXPENSES

8.    All the Executive's reasonable expenses related to the Business will be reimbursed upon the submittal by the Executive of an expense report with appropriate supporting documentation to Wheaton. Specifically, monthly membership dues of the Terminal City Club shall be reimbursed.

TERMINATION

9.    This Agreement and the Employment may be terminated by Wheaton summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of the Executive's employment at common law. Notwithstanding the generality of the foregoing, just cause shall be deemed to exist in the event the Executive:

  (a)
  is convicted of an indictable offence;

  (b)
  has committed an act of fraud or material dishonesty in connection with his Employment or the Business;

  (c)
  is the subject of any proceeding by a securities regulatory agency; or

  (d)
  materially breaches his duties under this Agreement.

2

10.    Subject to paragraph 2:

  (a)
  This Agreement and the Employment may be terminated on notice by Wheaton to the Executive without cause upon payment to the Executive at termination of 24 months' base salary and provision of the benefits described under subparagraph 6(a)(iii) (except for insured or other benefits which cannot be extended to a person not actively employed by Wheaton) for the earlier of 24 months or until the Executive obtains comparable benefits from another source. Any stock options granted by Wheaton shall vest upon such termination and shall remain exercisable for 24 months from such termination, notwithstanding the provisions of any agreement or plan.

  (b)
  The parties agree that any payment to the Executive pursuant to paragraph 10(a) is not intended and will not be of the nature of a penalty and shall be considered by the parties as liquidated damages.

  (c)
  The parties further agree that, notwithstanding anything to the contrary contained in this Agreement, the Executive shall not be required or called upon to mitigate in any manner whatsoever such liquidated damages.

  (d)
  The Executive may, at his option, require Wheaton to pay all or a part of the compensation set out in (a) above into a Retirement Compensation Arrangement or comparable retirement fund, provided that such request shall be permissible under applicable laws and shall be at no expense to Wheaton.

11.    This Agreement and the Employment may be terminated on notice by the Executive to Wheaton by giving 90 days' written notice.

CHANGE OF CONTROL

12.

  (a)
  If at any time during the term of this Agreement there is a change in control of Wheaton, as defined below, then the Executive shall have 120 days from the date of such change of control to elect in writing whether or not he wishes to terminate this Agreement and the Employment, after which time he shall be deemed to have elected not to do so. If the Executive elects to terminate this Agreement and the Employment under this paragraph, then he shall give written notice of his election to the Corporation and this Agreement and the Employment shall terminate 30 days from the day of such notice. The Executive shall then be entitled to receive from Wheaton the compensation set out in paragraph 10 above.

  (b)
  For the purposes of this Agreement:

  (i)
  a "change of control of Wheaton" shall mean the occurrence of any of the following events:

  (1)
  less than 50% of the Board of Directors of Wheaton being composed of Continuing Directors; or

  (2)
  a person (within the meaning of the provisions of the Securities Act (British Columbia) (the "Securities Act") (other than persons who are shareholders, directly, or indirectly, or directors of Wheaton as of the date of this Agreement)), alone or with its affiliates, associates or persons (other than persons who are shareholders, directly or indirectly, or directors of Wheaton as of the date of this Agreement) with whom such person is acting jointly or in concert (all within the meaning of the Securities Act), becoming, following the date of this Agreement, the beneficial owner(s) (also within the meaning of the Securities Act) of securities representing, or convertible into securities representing, more than 40% of the total voting rights attaching to all then outstanding Wheaton securities having under all circumstances the right to vote on any resolution concerning the election of directors; and

  (ii)
  "Continuing Director" shall mean either:

  (1)
  an individual who is a member of the Board of Directors of Wheaton on the date of this Agreement; or

3

      (2)
      an individual who becomes a member of the Board of Directors of Wheaton subsequent to the date of this Agreement with the agreement of at least a majority of the Continuing Directors who are members of the Board of Directors of Wheaton at the date that the individual became a member of the Board of Directors of Wheaton.

DISABILITY

13.

  (a)
  If the Executive is permanently disabled, Wheaton may replace the Executive either on a temporary or permanent basis without terminating the employment of the Executive. The Executive will be entitled to such disability and other benefits as may be provided for pursuant to the applicable benefit plans or programs.

  (b)
  For the purposes of this paragraph, "permanent disability" means any physical or mental incapacity, disease or affliction which:

  (i)
  prevents the Executive from performing substantially all his obligations as an executive officer of Wheaton; and

  (ii)
  has existed for a continuous period of one hundred and eight (180) days in any period of three hundred and sixty-five (365) consecutive days.

  (c)
  If the Executive recovers from permanent disability, Wheaton may offer to the Executive the position that the Executive formerly occupied prior to the Executive's permanent disability or such other comparable other executive position that Wheaton in its sole discretion determines. If no comparable position is offered by Wheaton to the Executive, the Executive shall be entitled to the compensation set out in paragraph 10(a).

  (d)
  Notwithstanding the foregoing, in the event the Executive remains continuously permanently disabled for in excess of 24 months, Wheaton may, at its option, terminate the Executive's employment, provided that:

  (i)
  such termination does not and will not prejudice the Executive's eligibility for disability and other group insured benefits; and

  (ii)
  Wheaton provides the Executive forthwith the compensation set out in paragraph 10(a).

SEVERABILITY

14.    The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision, and any invalid provision will be severable from this Agreement.

GOVERNING LAW

15.    This Agreement is governed by and is to be considered, interpreted and enforced in accordance with the laws of British Columbia.

HEIRS/SUCCESSORS BOUND

16.    This Agreement ensures to the benefit of and is binding upon the parties and their respective heirs, administrators, executors, successors and assigns as appropriate.

ASSIGNMENT

17.    This Agreement is not assignable by either party without the consent in writing of the other party, which consent may be unreasonably withheld, provided that Wheaton shall be entitled to assign this Agreement, without the Executive's consent to an affiliate entity provided the affiliate (as defined in the Ontario Business Corporations Act) offers comparable employment and there is not material prejudice, including diminution of responsibilities, to the Executive by reason of such assignment.

ENTIRE AGREEMENT

4

18.    As of its date execution, this Agreement supersedes all prior agreements, whether written or oral, express or implied, between the parties, and constitutes the entire agreement between the parties. The parties agree that there are no other collateral agreements or understandings between them except as set out in this Agreement.

AMENDMENT

19.    This Agreement may be amended only in writing signed by the parties and witnessed.

HEADINGS

20.    All headings in this Agreement are for convenience only and shall not be used for the interpretation of this Agreement.

RECOURSE ON BREACH

21.    The Executive acknowledge that damages would be an insufficient remedy for a breach of this Agreement and agrees that Wheaton may apply for and obtain any relief available to it in a court of law or equity, including injunctive relief, to restrain breach or threat of breach of this Agreement or to enforce the covenants contained therein and, in particular, the covenant contained in paragraph 25 in addition to rights Wheaton may have to damages arising from said breach or threat of breach. The Executive hereby waives any defences he may or can have to strict enforcement of this Agreement by Wheaton.

CONFIDENTIALITY OF AGREEMENT

22.    The parties agree that this Agreement is confidential and shall remain so. The parties agree that this Agreement or the contents hereof shall not be divulged by any party without the consent in writing of the other party, with the exception of disclosure to personal advisors, disclosure that may be required by the laws of any jurisdiction in which the Business is conducted or may be conducted in future and disclosure pursuant to applicable securities laws and the rules and policies of any stock exchange on which Wheaton securities are traded. Each party agrees to request of its personal advisors that they enter into similar agreements of confidentiality if requested to do so by the other party to this Agreement.

INDEPENDENT LEGAL ADVICE

23.    The Executive agrees that he has had independent legal advice or the opportunity to receive same in connection with the execution of this Agreement and has read this Agreement in its entirety, understands its contents and is signing this Agreement freely and voluntarily, without duress or undue influence from any party.

NOTICE

24.    Any notice required or permitted to be made or given under this Agreement to either party shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid registered mail to the intended recipient of such notice at:

  (a)
  in the case of Wheaton, to:

        200 Burrard Street, Suite 1560
        Vancouver, British Columbia
        V6C 3L6

  (b)
  in the case of the Executive, to:

        131 E. Kensington Rd
        North Vancouver, British Columbia
        V7N 1P2

or at such other address as the party to whom such writing is to be given shall provide in writing to the party giving the said notice. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is so delivered or, if such day is not a business day, then on the next business day following any such day. Any notice mailed shall be deemed to have been given and received on the fifth business day following the date of mailing.

5

CONFIDENTIALITY

25.    The parties hereby agree that all trade secrets, trade names, client information, client files and processing and marketing techniques, mineral properties, mineral exploration data or information or mining or exploration proposals, relating to the Business or disclosed to the Executive in the course of his Employment (collectively, the "Confidential Information") shall become, on execution of this Agreement, and shall be thereafter, as the case may be, the sole property of Wheaton whether arising before or after the execution of this Agreement. The Executive agrees not to:

  (a)
  divulge any of the Confidential Information to any person, partnership or corporation;

  (b)
  use, directly or indirectly, alone or with others and Confidential Information other than for the Business; or

  (c)
  assist in the disclosure or divulging of any such Confidential Information, directly or indirectly, except as authorized in writing by the Board of Directors of Wheaton.

SURVIVAL

26.    Paragraphs 5, 21, 22 and 25 shall survive the termination of this Agreement and the Employment and shall continue in full force and effect according to their terms.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective seals and hands of their proper offices authorized in that behalf, as applicable.

The Corporate Seal of WHEATON RIVER	)
MINERALS LTD. was hereunto affixed in	)
the presence of:	)
)
)
)
)
Authorized Signatory	)	c/s
)
)
)
)
Authorized Signatory	)
SIGNED, SEALED AND DELIVERED in	)
the presence of:	)
)
)
	)	/s/ PETER BARNES
)
Witness	)	PETER D. BARNES

6

SCHEDULE "A"

Benefits effective as at the date of this Agreement.

Medical, Dental and Group Life Insurance

Wheaton will provide extended health care and dental coverage for the Executive and his dependents. Wheaton will also maintain group life insurance and accidental death and dismemberment coverage equivalent to twice the Executive's salary.

Long-Term Disability Coverage

Wheaton will arrange LONG-TERM DISABILITY COVERAGE for the Executive equivalent to 70% of the current income at the date of disability insurance subject to the Executive qualifying for such insurance. Benefits will commence after 120 days of total disability. Premiums on this policy will be paid by Wheaton.

Parking

Parking will be provided at Wheaton's office at no cost to the Executive. The Executive acknowledges that such cost will be treated as a taxable benefit.

Exhibit (e)(6)

EMPLOYMENT AGREEMENT

        THIS AGREEMENT made as of the 25th day of August, 2002

BETWEEN:

WHEATON RIVER MINERALS LTD., a corporation subsisting under the laws of Ontario, with an office at Suite 1500 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8
("Wheaton" or the "Corporation")
OF THE FIRST PART
- and -
EDUARDO LUNA, businessman, of the City of Mexico, in the Federal District, United Mexican States
(the "Executive")
OF THE SECOND PART

        WHEREAS Wheaton wishes to employ the Executive and the Executive wishes to be employed by Wheaton in connection with the continuing operation of the business carried on by Wheaton (the "Business") from Vancouver, British Columbia.

        AND WHEREAS Wheaton and the Executive wish to set out the terms of the Executive's employment.

        NOW THEREFORE IN CONSIDERATION OF the payment of the sum of $1.00, the covenants and agreements continued in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT TO EMPLOY

1.     Wheaton agrees to continue to employ the Executive in connection with the Business on the terms and conditions set out herein (the "Employment"), and the Executive agrees to accept employment on such terms.

TERM

2.     The term of this Agreement and the Employment shall be for an indefinite period, provided that:

  (a)
  Wheaton may terminate this Agreement and the Employment at any time as set out in paragraphs 9 and 10 hereof;

  (b)
  the Executive may terminate this Agreement and the Employment at any time as set out in paragraph 11 hereof;

  (c)
  This Agreement and the Employment are automatically terminated when the Executive dies, or at Wheaton's option, at any time after he reaches the age of 65;

  (d)
  the Executive may terminate this Agreement and the Employment if there is a change in control as set out in paragraph 12 hereof; and

  (e)
  Wheaton may, at its option, give notice that this Agreement and the Employment are terminated effective immediately by reason of the Executive being unable to perform substantially all his duties for a continuous period in excess of 6 months or for periods collectively exceeding 6 months in any 12-month period. Such termination may be without advance notice or compensation to the Executive.

DUTIES AND RESPONSIBILITIES

3.     The Executive shall serve as Senior Vice-President of Wheaton and President of Minas Luismin, S.A. de C.V. ("Luismin") and shall, in such capacity, be in charge and control of and be responsible for the day-to-day operations and business of Luismin and shall have the authority, and perform the duties, assigned to him from time to time by the Board of Directors of Wheaton. Wheaton agrees that it shall not relocate the Executive outside of Mexico City without the consent of the Executive.

CONFLICT OF INTEREST/DUTY OF LOYALTY

4.     The Executive agrees to devote his working time during the Employment to the Business and shall not engage or have an interest in any other enterprise, occupation or profession, directly or indirectly, or become a principal, agent, director, officer or employee of another company, firm, or person, as applicable, which will interfere with the Executive's duties and responsibilities hereunder without the written approval, not to be unreasonably withheld, of the Board of Directors of Wheaton. The Executive agrees not to be directly or indirectly engaged in any business, whether as a principal, agent, director, officer, employee or otherwise, which competes with Wheaton or which employment, business or activity would constitute a conflict of interest on the Executive's part with Wheaton's interests. The Board of Directors is aware of and agrees that the Executive may continue to be a director of Minera Nuteck and Minera Media Luna and SANLUIS Developments. He may continue as well as President of SANLUIS Developments until the 31st of December, 2002.

CONFIDENTIALITY

5.     The Executive agrees to keep the affairs of the Business, financial and otherwise, strictly confidential and shall not disclose the same to any person, company or firm, directly or indirectly, during or after his employment by Wheaton except as reasonably necessary to carry out his Employment duties or as otherwise authorized in writing by the Board of Directors of Wheaton. The Executive agrees not to use such information, directly or indirectly, for his own interests, or any interests other than those of the Business, whether or not those interests conflict with the interests with the interests of the Business, during or after his employment by Wheaton.

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REMUNERATION

6.

  (a)
  The Executive shall be remunerated as follows during the term of this Agreement:

  (i)
  minimum base salary of M$ 2,292,000 per annum payable monthly and to be reviewed annually by the Board of Directors of Wheaton;

  (ii)
  such bonuses as may be determined by the Board of Directors of Wheaton from time to time in its sole discretion;

  (iii)
  all benefits effective as of the date of this Agreement (details of which are appended in Schedule "A" to this Agreement) or such other benefits that may be made available to officers of Wheaton from time to time on terms determined by the Board of Directors of Wheaton; and

  (iv)
  Four weeks of vacation annually.

  (b)
  All payments required to be made under this agreement are subject to statutory deductions, as applicable, including for income tax, Social Security, Afore

  (c)
  The Executive shall also be given the following additional incentives:

  (i)
  incentive stock options to acquire Common Shares of Wheaton in such amounts as approved by the Board of Directors of Wheaton from time to time.

REIMBURSEMENT OF EXPENSES

7.     All reasonable expenses related to the Business will be reimbursed by Luismin to the Executive upon the submittal by the Executive of an expense report with appropriate supporting documentation to Luismin's Chief Financial Officer.

TERMINATION

8.     This Agreement and the Employment may be terminated by Wheaton summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of the Executive's employment at common law. Notwithstanding the generality of the foregoing, just cause shall be deemed to exist in the event the Executive:

3

  (a)
  is convicted of an indictable offence;

  (b)
  has committed an act of fraud or material dishonesty in connection with his Employment or the Business;

  (c)
  is the subject of any proceeding by a securities regulatory agency; or

  (d)
  materially breaches his duties under this Agreement.

9.     Subject to paragraph 2:

  (a)
  This Agreement and the Employment may be terminated on notice by Wheaton to the Executive without cause upon payment to the Executive at termination of 36 months' base salary and provision of the benefits described under subparagraph 6(a)(iii) (except for insured or other benefits which cannot be extended to a person not actively employed by Wheaton) for the earlier of one year or until the Executive obtains comparable benefits from another source.

  (b)
  The parties agree that any payment to the Executive pursuant to paragraph 10(a) is not intended and will not be of the nature of a penalty and shall be considered by the parties as liquidated damages.

  (c)
  The parties further agree that, notwithstanding anything to the contrary contained in this Agreement, the Executive shall not be required or called upon to mitigate in any manner whatsoever such liquidated damages.

10.   This Agreement and the Employment may be terminated on notice by the Executive to Wheaton by giving 90 days' written notice.

CHANGE OF CONTROL

11.

  (a)
  If at any time during the term of this Agreement there is a change in control of Wheaton, as defined below, then the Executive shall have 120 days from the date of such change of control to elect in writing whether or not he wishes to terminate this Agreement and the Employment, after which time he shall be deemed to have elected not to do so. If the Executive elects to terminate this Agreement and the Employment under this paragraph, then he shall give written notice of his election to the Corporation and this Agreement and the Employment shall terminate 30 days from the day of such notice, the Executive shall then be entitled to receive from Wheaton the compensation set out in paragraph 9(a) above.

  (b)
  For the purposes of this Agreement:

  (i)
  a "change of control of Wheaton" shall mean the occurrence of any of the following events:

4

      (1)
      less than 50% of the Board of Directors of Wheaton being composed of Continuing Directors; or

      (2)
      a person (within the meaning of the provisions of the Securities Act (British Columbia) (the "Securities Act") (other than persons who are shareholders, directly or indirectly, or directors of Wheaton as of the date of this Agreement)), alone or with its affiliates, associates or persons (other than persons who are shareholders, directly or indirectly, or directors of Wheaton as of the date of this Agreement) with whom such person is acting jointly or in concert (all within the meaning of the Securities Act), becoming, following the date of this Agreement, the beneficial owner(s) (also within the meaning of the Securities Act) of securities representing, or convertible into securities representing, more than 40% of the total voting rights attaching to all then outstanding Wheaton securities having under all circumstances the right to vote on any resolution concerning the election of directors; and

    (ii)
    "Continuing Director" shall mean either:

    (1)
    an individual who is a member of the Board of Directors of Wheaton on the date of this Agreement; or

    (2)
    an individual who becomes a member of the Board or Directors of Wheaton subsequent to the date of this Agreement with the agreement of at least a majority of the Continuing Directors who are members of the Board of Directors of Wheaton at the date that the individual became a member of the Board of Directors of Wheaton.

SEVERABILITY

12.   The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision, and any invalid provision will be severable from this Agreement.

GOVERNING LAW

13.   This Agreement is governed by and is to be considered, interpreted and enforced in accordance with the laws of British Columbia.

HEIRS/SUCCESSORS BOUND

14.   This Agreement ensures to the benefit of and is binding upon the parties and their respective heirs, administrators, executors, successors and assigns as appropriate.

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ASSIGNMENT

15.   This agreement is not assignable by either party without the consent in writing of the other party, which consent may be unreasonably withheld, provided that Wheaton shall be entitled to assign this Agreement, without the Executive's consent to an affiliate entity provided the affiliate (as defined in the Ontario Business Corporations Act) offers comparable employment and there is not material prejudice, including diminution of responsibilities, to the Executive by reason of such assignment.

ENTIRE AGREEMENT

16.   As of its date execution, this Agreement supersedes all prior agreements, whether written or oral, express or implied, between the parties, and constitutes the entire agreement between the parties. The parties agree that there are no other collateral agreements or understandings between them except as set out in this Agreement.

AMENDMENT

17.   This Agreement may be amended only in writing signed by the parties and witnessed.

HEADINGS

18.   All headings in this Agreement are for convenience only and shall not be used for the interpretation of this Agreement.

RECOURSE ON BREACH

19.   The Executive acknowledges that damages would be an insufficient remedy for a breach of this Agreement and agrees that Wheaton may apply for and obtain any relief available to it in a court of law or equity, including injunctive relief, to restrain breach or threat of breach of this Agreement or to enforce the covenants contained therein and, in particular, the covenant contained in paragraph 24 in addition to rights Wheaton may have to damages arising from said breach or threat of breach the Executive hereby waives any defences he may or can have to strict enforcement of this Agreement by Wheaton.

CONFIDENTIALITY OF AGREEMENT

20.   The parties agree that this Agreement is confidential and shall remain so. The parties agree that this Agreement or the contents hereof shall not be divulged by any party without the consent in writing of the other party, with the exception of disclosure to personal advisors, disclosure that may be required by the laws of any jurisdiction in which the Business is conducted or may be conducted in future and disclosure pursuant to applicable securities laws and the rules and policies of any stock exchange on which Wheaton securities are traded. Each party agrees to request of its personal advisors that they enter into similar agreements of confidentiality if requested to do so by the other party to this Agreement.

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INDEPENDENT LEGAL ADVICE

21.   The Executive agrees that he has had independent legal advice or the opportunity to receive same in connection with the execution of this Agreement and has read this Agreement in its entirety, understands its contents and is signing this Agreement freely and voluntarily, without duress or undue influence from any party.

NOTICE

22.   Any notice required or permitted to be made or given under this Agreement to either party shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid registered mail to the intended recipient of such notice at:

  (a)
  in the case of Wheaton, to:

    700 West Pender Street, Suite 1500
    Vancouver, British Columbia
    V6C 1G8

  (b)
  in the case of the Executive to:

    Lago Nyassa 12-2
    Mexico 11520, D. F.
    Mexico

or at such other address as the party to whom such writing is to be given shall provide in writing to the party giving the said notice. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is so delivered or, if such day is not a business day, then on the next business day following any such day. Any notice mailed shall be deemed to have been given and received on the fifteenth business day following the date of mailing.

CONFIDENTIALITY

23.   The parties hereby agree that all trade secrets, trade names, client information, client files and processing and marketing techniques, mineral properties, mineral exploration data or information or mining or exploration proposals, relating to the Business or disclosed to the Executive in the course of his Employment (collectively, the "Confidential Information") shall become, on execution of this Agreement, and shall be thereafter, as the case may be, the sole property of Wheaton whether arising before or after the execution of this Agreement. The Executive agrees not to:

  (a)
  divulge any of the Confidential Information to any person, partnership or corporation;

  (b)
  to use, directly or indirectly, alone or with others and Confidential Information other than for the Business; or

7

  (c)
  to assist in the disclosure or divulging of any such Confidential Information, directly or indirectly, except as authorized in writing by the Board of Directors of Wheaton.

SURVIVAL

24.   Paragraphs 5, 20, 21 and 24 shall survive the termination of this Agreement and the Employment and shall continue in full force and effect according to their terms.

        IN WITNESS WHEREOF the parties hereto have executed these presents under their respective seals and hands of their proper offices authorized in that behalf, as applicable.

The Corporate Seal of WHEATON RIVER MINERALS LTD. was hereunto affixed in the presence of:	) ) )
)
)
Authorized Signatory	) )	c/s
)
)
)
Authorized Signatory	)

SIGNED, SEALED AND DELIVERED in the presence of:	) )
)
)
Witness	) )

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SCHEDULE "A"

Benefits effective as at the date of this Agreement:

As provided to Eduardo Luna by Luismin immediately prior to Luismin acquisition by Wheaton and stated in Excell worksheet attached.

Exhibit (e)(7)

20 February 2003

Mr. Russell Barwick
4 Ellerslie Drive
West Pennant Hills 2125
Australia

Dear Russell

Subject: Heads of Agreement between, Wheaton River Minerals Ltd (Canada) (WRM) and Russell C. Barwick (RCB), for Full Time Employment of RCB by WRM.

Regarding discussions between the Chairman of WRM and RCB on 19-20 February 2003 concerning the above subject, the following key points have been agreed by WRM and RCB, which will be further detailed by an expanded agreement after the date of this letter. Full time employment by RCB will be on the basis of this signed Heads of Agreement and will be covered by and be enforceable by the exclusive jurisdiction of a New South Wales (Australia) court of law.

  •
  RCB be appointed as President or Managing Director and CEO of Wheaton River Pacific Ltd (Australia) or equivalent based in Sydney Australia.

  •
  Be responsible for activities in Asia/Pacific and other geographic areas as required including exploration, project development, operations, administration and M&A.

  •
  Be expected to travel for business purposes for WRM to all parts of the world.

  •
  Report directly to the WRM Chairman of Wheaton River Minerals Ltd (Canada) and assist and work closely with the Chairman in corporate activities beyond Asia/Pacific and have contact with the WRM board.

  •
  Represent WRM in the region and elsewhere as required in relation to the market, government, social and environmental issues, etc. and the industry generally.

  •
  Starting date for salary payment purposes will be 1 February 2003.

  •
  Salary will be paid monthly at the rate of Australian $45,000/month and be subject to regular reviews based on inflationary conditions, and/or performance and role within WRM.

  •
  Short term incentive bonus will be paid annually as a lump sum at the rate of between 0% and 50% of the annual salary based on performance criteria mutually agreed between RCB and the WRM Chairman.

  •
  At the discretion of the WRM Chairman and the board, special circumstances may warrant separate bonuses being paid from time to time based on performance and/or achievements.

  •
  WRM will issue 400,000 of WRM options in February 2003 and a further 250,000 options later within the 2003 calendar year. Each tranche of options have a 5 year expiry date with exercise dates of; immediately at the time of issue for 33.3% of options issued, 12 months after issue for a further 33.3% and 24 months after issue for the remaining issued options. The number and issue of options in the period beyond 2003 will be at the discretion of the board.

  •
  Should the purchase of the Rio Tinto assets (Alumbrerra and the Peak mining operations) not be concluded then RCB will be compensated 12 months worth of equivalent remuneration package following any subsequent termination.

  •
  Following successful completion of the purchase of the Rio Tinto assets, or ongoing employment with WRM even if the Rio Tinto purchase fails, should RCB be:

  •
  terminated for any reason other than improper or dishonest actions, or act of misconduct.

  •
  subject to a change of corporate control of WRM.

1

    •
    subject to diminished duties and/or remuneration package.

  then RCB will be entitled to three years worth of equivalent remuneration package and have all granted options immediately vest for use.

  •
  WRM will pay the statutory Australian superannuation employer contribution.

  •
  Annual leave will be 20 working days per annum and will accrue if necessary.

  •
  Sick leave will be 10 working days per annum and not be accrued beyond one calendar year.

  •
  Expenses including personal communications charges will be reimbursed by WRM.

  •
  Legal costs associated with finalizing this recruitment arrangement will be reimbursed by WRM as will annual personal tax consulting fees and charges incurred by RCB.

  •
  No moving, relocation or settlement expenses are required to be paid by WRM and a home office will be supplied by RCB initially on behalf of WRM.

Signed by the Chairman on behalf of Wheaton River Minerals Ltd (Canada).

/s/ Ian Telfer
Date: 20 February 2003

Acknowledged and signed by Russell C. Barwick.

/s/ Russell C. Barwick
Date: 20 February 2003

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QuickLinks

Summary Compensation Table(1)
Aggregated Option Exercises During 2003 and Year-End Option Values
SIGNATURE
EXHIBIT INDEX
TABLE OF CONTENTS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
AVAILABILITY OF DISCLOSURE DOCUMENTS
Goldcorp Offer
DIRECTORS' CIRCULAR
WHEATON
GOLDCORP
BACKGROUND TO THE GOLDCORP OFFER
RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS
RECOMMENDATION OF THE BOARD OF DIRECTORS
MERRILL LYNCH FAIRNESS OPINION
FINANCIAL ADVISORS
AGREEMENTS WITH GOLDCORP
OWNERSHIP OF SECURITIES OF WHEATON
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
ARRANGEMENTS OR AGREEMENTS REGARDING GOLDCORP
ARRANGEMENTS OR AGREEMENTS REGARDING WHEATON
MATERIAL CONTRACTS
TRADING IN SECURITIES OF WHEATON
ISSUANCES OF SECURITIES OF WHEATON
OWNERSHIP OF SECURITIES OF GOLDCORP
TRADING PRICES
TREATMENT OF WHEATON OPTIONS AND WHEATON WARRANTS
SUBSEQUENT ACQUISITION TRANSACTION
NO MATERIAL CHANGES
OTHER INFORMATION
STATUTORY RIGHTS
APPROVAL OF DIRECTORS' CIRCULAR
CONSENT OF FINANCIAL ADVISORS
CERTIFICATE
APPENDIX "A" GLOSSARY
Goldcorp and Wheaton River to Create World's Lowest Cost, Million Ounce Gold Producer
FORM 51-102F3 MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102
Wheaton River and Goldcorp Sign Definitive Agreement for Combination
Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario M5H 1J8
Acquisition of Wheaton River Minerals Ltd. by Goldcorp Inc.
SCHEDULE A Goldcorp Inc. Proposal to Acquire all of the Common Shares of Wheaton River Minerals Ltd.
ACQUISITION AGREEMENT
SCHEDULE A CONDITIONS OF THE OFFER
SCHEDULE B GOLDCORP SUBSIDIARIES AND GOLDCORP SIGNIFICANT INTEREST COMPANIES
SCHEDULE C WHEATON SUBSIDIARIES AND WHEATON SIGNIFICANT INTEREST COMPANIES
SCHEDULE D DESCRIPTION OF GOLDCORP OPTIONS
SCHEDULE E DESCRIPTION OF WHEATON OPTIONS
SCHEDULE F LIST OF GOLDCORP PRINCIPAL PROPERTIES
SCHEDULE G LIST OF WHEATON PRINCIPAL PROPERTIES
SCHEDULE H LIST OF GOLDCORP OFFICERS
SCHEDULE I
LIST OF WHEATON SIGNIFICANT INTEREST COMPANY OFFICERS
EMPLOYMENT AGREEMENT
SCHEDULE "A"
EMPLOYMENT AGREEMENT
SCHEDULE "A"
SCHEDULE "A"